SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05048089

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of March, 2005

PLACER DOME INC.

PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)

By: ______________________
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: March 22, 2005


WHERE DO YOU FIND GOLD?

PLACER DOME 2004 ANNUAL REPORT

t's in the company you keep

[illegible]

[illegible] is one of the world's largest and most [illegible] gold mining companies.

[illegible] in Vancouver, Canada, the company has interests [illegible] in seven countries and employs more than [illegible] people around the world.

[illegible] company's shares trade on the New York, Toronto, [illegible] Australian stock exchanges and Euronext- [illegible] under the symbol PDG.



Contents

- During 2004, revenue grew 7%, earnings grew 24% and cash from operations grew 27% over the previous year.
- Gold production exceeded expectations at 5.65 million ounces; copper production totalled 415 million pounds.
- Exploration programs sucessfully defined new reserves totalling 3.6 million ounces of gold at existing mine sites.
- Significant expansion projects were completed on budget at mines in South Africa, Tanzania, and Nevada.
- Five undeveloped projects which together contain 42 million ounces of measured and indicated gold resources, and an additional 7.4 million ounces of proven and probable gold reserves, continued to advance toward development decisions.



FINANCIAL

(US$ millions)	2004	2003	2002
Sales	1,888	1,763	1,209
Mine operating earnings	484	406	324
Net earnings	284	229	116
Cash from operations	376	297	320
Cash and cash equivalents at Dec. 31	1,017	550	537
Property, plant and equipment at Dec. 31	2,607	2,544	2,213

OPERATING

(Placer Dome's share)	2004	2003	2002
Gold production (millions of oz)	3.65	3.86	2.82
Cash costs ($/oz)[1]	240	218	178
Total costs ($/oz)[1]	298	274	231
Gold reserves (millions of oz)	59.9	60.5	52.9
Copper production (millions of lbs)	413	425	427
Cash costs ($/lb)[1]	0.55	0.52	0.45
Total costs ($/lb)[1]	0.70	0.67	0.58
Copper reserves (millions of lbs)	6,542	6,952	7,362

SHAREHOLDERS

(US$ per share)	2004	2003	2002
Net earnings per share	0.68	0.56	0.33
Cash from operations per share	0.90	0.73	0.92
Dividend	0.10	0.10	0.10
Share price at Dec. 31	18.86	17.91	11.50
Shares outstanding at Dec. 31 (millions)	436	412	409

Throughout this document, "Placer Dome" is defined to be collectively Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. "Placer Dome's share" and "the Corporation's share" are defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders' interests. "The Corporation" and "the company" refer to Placer Dome Inc.

[1] Cash from operations per share and cash and total costs for gold and copper are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See the Non-GAAP Measures section of the Management's Discussion and Analysis.

Chairman's Message

Placer Dome 2004 Board members



CHAIRMAN
Robert M. Franklin | Vernon F. Taylor III | G. Bernard Coulombe | Edyth A. Parkinson-Marcoux | Alan R. McFarland

To our shareholders,

2004 was an important and successful year for your company. Placer Dome's financial and operating performance reflects the efforts of our highly skilled and committed global team.

Leadership

Placer Dome completed a seamless transition to a new President and CEO in 2004. After 32 years with the company, Jay Taylor retired in September 2004. Jay served as President and CEO for five years and accomplished much during his tenure. The results of his leadership are seen in the company today: its strong balance sheet, efficient operations, quality people, and growth opportunities. The Board thanks Jay for his leadership and accomplishments.

The Board conducted an extensive worldwide search for Jay's successor. Both internal and external candidates were considered. The process confirmed the exceptional talent we have within Placer Dome. We appointed Peter Tomsett, a Placer Dome executive, as the new President and CEO in September. Peter has been with the company for 18 years in a variety of progressively senior roles. The leadership and vision he demonstrated as head of the Asia Pacific region, combined with his extensive knowledge of the industry and this company, make Peter ideally qualified to lead Placer Dome.

Since his appointment, Peter has made a number of changes to the corporate leadership structure and team. The changes are intended to improve decision making and ensure business processes are implemented consistently across the company. The changes also emphasize that decisions on growth and finance are responsibilities that need to be more centralized. You can read more about the corporate reorganization in Peter's letter on the following pages.

Peter has the full support of the Board as he leads the company toward a successful future. We look forward to continuing to work with Peter and his corporate leadership team.

Governance

Shareholders expect, and are entitled to, a Board that capably represents their interests in overseeing management. The Placer Dome Board currently consists of nine independent members and one executive member. Each Director brings unique experiences and skills in providing oversight and governance.

The Placer Dome Board has a long-standing commitment to many of the elements of good governance that are now being recommended by securities commissions and stock



John W. Crow   David S. Karpin   William G. Wilson   Graham Farquharson   PRESIDENT and CEO Peter W. Tomsett

exchanges across North America and around the world. Our policies are recognized by a number of third party agencies as best practices in corporate governance. We will continue to strive to be a leader in governance practices.

I encourage you to visit Placer Dome's website at *www.placerdome.com/board* to learn more about individual Board members, our Board mandate, charters, guidelines, and Code of Business Conduct. Information about individual Directors can also be found in the *Board Overview* section of this report.

Board changes

Sadly, we lost one of our longest-serving Board members in 2004. Clifford "Mickey" Michel, a Director since Placer Dome's inception in 1987, died in October. He was a key contributor to the Board and is greatly missed.

This year, two new nominees are among the slate of Directors for the shareholder vote at the annual meeting: Donald Carty, former Chairman and Chief Executive Officer of American Airlines, and Clive Mather, Chief Executive Officer of Shell Canada. Each has extensive experience leading large, complex, multinational corporations, and will be key contributors to the Board.

We respect the trust you place in the Board and are committed to discharging our responsibilities on your behalf. In that regard, we will continue to support and advise management in its efforts to build on Placer Dome's success.

On behalf of the entire Board,

Robert M. Franklin
Chairman of the Board

Vancouver
February 24, 2005

Shareholders expect, and are entitled to, a Board that capably represents their interests in overseeing management.

It's in our plan to deliver

[illegible]ders,

I am honoured to have been appointed President and CEO in 2004, and am proud to be leading this team of 13,000 people in seven countries around the world. Nearly a century of experience mining for gold has earned Placer Dome an enviable reputation for finding, building and operating mines. My challenge – and my privilege – will be to build on that success by adding an exciting and profitable new chapter to the history of Placer Dome.

This year's annual report is about the value of gold, and the many places you will find it in our company. Gold can be found in our reserves and resources, and its value is also in our people, our results, and our plan to deliver sustainable, long-term growth.

[illegible] 2004

2004 was an interesting year in the gold business. Volatility in financial markets boosted confidence in gold as an alternative investment, and much attention was focused on gold and gold producers. The gold price reached a [illegible]-year high of $454 per ounce in early December before settling at $435 at the end of the year.

[illegible] in 2004

We achieved what we set out to do on both our financial and operating fronts. Overall, our mines performed well and we met our production targets. We completed expansions at five sites and continued to advance five development properties. Stable production and higher metal prices contributed to strong financial results, and we recorded double-digit increases in earnings and cash flow.

On the cost front, rising currencies in many countries where we do business put pressure on our operating costs. Currencies in Canada, Australia, South Africa, Chile and Papua New Guinea all strengthened against the U.S. dollar during the year. Rising fuel and power costs added to the pressure. Total costs increased to $298 per ounce, compared to $274 per ounce in 2003.

To address these challenges and drive our continued success, we are standardizing key business processes across the company. We are always looking for ways to reduce costs and improve productivity, and have committed to transform Placer Dome into a process-driven organization. A number of programs are in place to effect this change and ensure we are competitive in the global marketplace.

Structure and leadership changes

Upon taking over as President and CEO in September, my immediate priority was to get the right people in place to ensure we make the best decisions based on thorough evaluations of risks and opportunities. The regional reporting structure was replaced with a functional reporting structure in November, and the company's corporate leadership team was restructured to enhance our focus on the performance of our operations, ensure the consistent implementation of business processes, and recognize that growth and finance need to be managed at the corporate level.

All of our operations are now aligned under an Executive Vice-President of Operations, Evert van den Brand. Evert is responsible for providing strategic advice and guidance in overseeing all aspects of our operating mines. Evert has been with Placer Dome since 1988 and is highly regarded throughout our industry.

Each of the seven countries in which Placer Dome operates is now led by an Executive General Manager, reporting to Evert. The Executive General Managers provide operational leadership and oversight within their specific countries. The Mine General Managers in each country report to these individuals.



[illegible] van den Brand, Executive Vice-President, [illegible]
J. Donald Rose, Executive Vice-President, Secretary and General [illegible]
Rex J. McLennan, Executive Vice-President and CFO
William M. Hayes, Executive Vice-President, Project Development and Corporate Relations
Geoff A. Handley, Executive Vice-President, Strategic Development
Phil A. Davis, Executive Vice-President, Organization Development

To bring heightened focus to the core functions of finance and growth, the exploration, project development, and finance teams in the regions now report to their respective senior leaders in Vancouver, as follows:

- Bill Hayes was appointed to the newly created position of Executive Vice-President, Project Development and Corporate Relations. Bill is accountable for moving our development projects forward to ensure we make the right decisions, and for providing business oversight for all capital projects.

- Rex McLennan remains Executive Vice-President and Chief Financial Officer, responsible for all aspects of finance and accounting.

- Geoff Handley continues as Executive Vice-President, Strategic Development, accountable for all corporate development and exploration activities.

The new structure encourages the finance and project development teams to operate as cohesive groups. It also enables the corporate leadership team to look at the company in its entirety and be consistent in our approach to running the business. The seven members of our corporate leadership team, including myself, are now all based in Vancouver.

The size and scope of Placer Dome's business, and the complexity of the issues we face, demand a broad range of skill sets. Each person appointed to a senior position brings extensive and diverse work experience, and has the expertise to be successful in this dynamic and challenging environment.



Our success is not determined by one person or even a group of individuals. It takes a strong team of peworking throughout Placer Dome with a common vision.

Strategy

How do we build on nearly a century of experience as a market leader? The answer is we make it better. We have a straightforward strategy in place focused on three areas:

- extracting maximum value from our existing assets;
- adding new assets through focused exploration and disciplined acquisitions; and
- investing in research and development to advance technologies that will reduce operating costs and environmental impacts.

This strategy starts with our existing assets: 17 mines in a number of the world's premier gold mining districts, where we are tapping into 60 million ounces of proven and probable reserves. To maximize the value of these assets, we are transforming the business into a process-driven organization. New systems and processes are being implemented to standardize core processes across the business. The benefits of this program are expected to exceed $80 million per year by the end of 2007.

Our strategy extends to our development properties: four undeveloped projects with nearly 42 million ounces of measured and indicated resource potential. And it is supported by a research program to find or develop breakthrough mining and metal recovery processes that are acceptable to society and improve the way we run our business.

Delivering on this strategy will position Placer Dome as the world's most respected gold mining company. We will be respected for our commitment to delivering shareholder returns, and for maintaining our core values relating to people, the environment and sustainable development.

Placer Dome in 2005

2005 will be a defining year for Placer Dome. Three of our five development projects reach key decision milestones this year. The decisions we make on these projects will impact the future of the company.

At Cortez in Nevada, we will complete a feasibility study on the Cortez Hills project, located near our 60%-owned Cortez mine. Cortez Hills was discovered just two years ago and already, our share of the project contains proven and probable reserves of 4.4 million ounces.

At Pueblo Viejo in the Dominican Republic, we will complete a feasibility study and make a decision on whether to develop this 15-million-ounce gold project into a mine. We own 100% of this project, which if built would produce 600,000 to 650,000 ounces of gold per year.

At Cerro Casale in Chile, we are in the process of arranging financing and will decide whether to invest in this project by the end of the year. If it goes ahead, our 51% share of production at Cerro Casale would be 500,000 ounces of gold and 65,000 tonnes of copper per year.



Safety

The safety of our people is a core value and is paramount to our success. We are working hard to provide employees with a safe workplace, and have seen significant improvements in medical aid and lost time incidents. Sadly, however, four members of the Placer Dome team lost their lives during 2004. They were:

- Raphael Guipane Cuamba (South Africa)
- Nkwanyana Mphiki (South Africa)
- Tony Paki (Papua New Guinea)
- Chris White (Ontario)

We remain focused on achieving a triple zero safety record – zero medical aid incidents, zero lost time incidents, and most importantly, zero fatalities. This is a goal that won't happen overnight. In our continuing efforts to achieve this goal, we have restructured the corporate safety group. It is now a line-driven function integrated with the operations and business processes.

Our people

Our strategy demands that we draw on the skills and commitment of Placer Dome's people in every part of our business. The decisions we make in 2005 will require the dedication and commitment of every employee around the world. To enhance our ability to attract and retain top talent, we have restructured the human resources function and appointed Phil Davis to the role of Executive Vice-President, Organization Development. Phil is responsible for providing oversight and guidance to our human resources activities as well as broadening the scope of this business function as strategic opportunities arise. Individually and collectively, our people are shaping the future of our company. I thank each of them for their hard work and commitment.

I would like to thank our Board members for their ongoing support of management and the wisdom and guidance they provide. Together we will take this great company to a new level of growth and profitability.

I also thank you, our shareholders, for your support and confidence in the company. I am privileged to be leading Placer Dome through a period of important decisions, and am confident we have the skills, the culture and the people in place to take us there. I look forward to reporting back to you on an exciting and successful 2005.

Sincerely,

Peter W. Tomsett
President and CEO

Vancouver
February 24, 2005

2005 will be a defining year for Placer Dome.


Overview

it's in our 17 mines

Placer Dome's operations span the globe, with 17 mines in seven countries. Collectively, these operations produced 3.65 million ounces of gold in 2004. Our gold business is complemented by two copper mines, including a world-class, direct-to-metal mine in Chile. These two mines produced 413 million pounds of copper in 2005.

Ten of our mines are wholly owned, and at the other seven, we maintain at least a 50% interest. Our hands-on approach has earned Placer Dome recognition as one of the best mine finders, builders and operators in the business.

Placer Dome has been operating around the world for nearly a century, originally in northern Ontario and the highlands of Papua New Guinea. We have a history of finding, building and operating mines in all of the world's major gold producing regions.

Growth in production over recent years has been fuelled by the acquisition of AurionGold in Australia, which added three new mines and increased our interest in two others, and the acquisition of East African Gold Mines, which added a mine in Tanzania. Exploration activities added additional reserves and resources at existing mine sites to expand current operations.

Today we are one of the world's most geographically diverse gold mining companies, with a presence in many of the world's most prolific mining districts.

Operating safely is an integral component of Placer Dome's success. We have made it our goal to create a workplace capable of eliminating workplace accidents altogether. In our continuing efforts to achieve a triple zero safety record – zero medical aid incidents, zero lost time incidents, and most importantly, zero fatalities – we have integrated safety into the operations and business processes. In every aspect of our business, we value safe work practices and are working hard to improve our safety performance.

Creating a global team

We are now into the implementation phase of our business process re-design initiative called AMS – an acronym for "A Mine Standard". With this initiative we are working to create a global enterprise with a standard set of core business processes. Many of the core functions across our organization are being standardized, including our approach to production planning, purchasing, maintenance, project management, strategic planning, information technology, geological reporting, and business performance management. Our objective is to create systems and processes that are consistent and reflect and support our core values. We anticipate benefits of $80 million per year by the end of 2007.

SOUTH AFRICA
CHILE
TANZANIA
CANADA
AUSTRALIA
PAPUA NEW GUINEA
U.S.

2005 estimated production

Australia	26%	Tanzania	8%
U.S.	23%	South Africa	6%
Papua New Guinea	19%	Chile	3%
Canada	15%		

Placer Dome Global Operations



(100%)
2004 gold production 209,045 oz
2004 year-end gold reserves
(68%)
2004 gold production 163,386 oz
2004 year-end gold reserves
(51%)
2004 gold production 201,710 oz
2004 year-end gold reserves
(60%)
2004 gold production 630,801 oz
2004 year-end gold reserves
(75%)
2004 gold production 126,921 oz
2004 year-end gold reserves
Mountain (100%)
2004 gold production 46,685 oz
2004 year-end gold reserves
49,000 oz
(100%)(2)
2004 gold production 2,419 oz
2004 year-end gold reserves
(50%)
2004 gold production 90,932 oz
2004 year-end gold reserves
(100%)
2004 copper production 325.4 million lbs
2004 year-end copper reserves

Our global footprint

• In Canada, Placer Dome has had a long presence in northern Ontario dating back to the discovery of the vast Dome deposit in 1909. In 2004, the Campbell, Musselwhite and Porcupine mines collectively produced about 570,000 ounces of gold for Placer Dome and generated about 13% of revenue.

• In the U.S., Placer Dome has been active in Nevada since exploration began near the Cortez mine in 1959. In 2004, the Cortez, Turquoise Ridge and Bald Mountain mines in Nevada, along with the Golden Sunlight mine in Montana, collectively produced about 800,000 ounces of gold for the company and generated about 17% of revenue.

• Placer Dome has had a presence in Papua New Guinea since the 1920s. Today the company operates the Porgera mine, which is often considered one of the world's great gold mining operations. Placer Dome's 75% share of Porgera added nearly 750,000 ounces of gold to the company's account in 2004 and accounted for 16% of revenue. The Misima mine ceased operations in 2004 after depletion of reserves.

• Australia is Placer Dome's largest gold-producing country, accounting for 950,000 ounces of gold production and 90 million pounds of copper in 2004, or 26% of revenue. Placer Dome's presence in Australia, with

[1] All production, reserve and cash cost figures represent Placer Dome's share. Reserve figures represent proven and probable mineral reserve estimates at December 31, 2004. See the *Mineral Reserve* and *Mineral Resource* tables in the *Reserves and Resources* section of this report for full disclosure.

[2] Golden Sunlight was not operational during 2004 as the mine prepared for an expansion that will add more than 500,000 ounces of gold production to the life of the mine. Operations resumed in January 2005.



South Deep (50%)
gold production 214,293 oz
year-end gold reserves
North Mara (100%)
gold production 208,484 oz
year-end gold reserves
owna Belle (100%)
gold production 237,291 oz
year-end gold reserves
4,000 oz
algoorlie West (100%)
gold production 262,553 oz
year-end gold reserves 913,000 oz
Smith (100%)
gold production 267,267 oz
year-end gold reserves 830,000 oz
borne (100%)
production gold 41,630 oz
and copper 87 million lbs
• 2004 year-end gold reserves
206,000 oz and copper 340 million lbs
Henty (100%)
gold production 143,064 oz
year-end gold reserves
242,000 oz
• 2004 gold production 764,809 oz
• 2004 year-end gold reserves
5,485,000 oz
Misima (80%)
gold production 40,522 oz
Porgera
Granny Smith
Kalgoorlie West

the Granny Smith and Osborne mines, was strengthened in 2003 with the acquisition of AurionGold, a transaction that added three new mines: Kanowa Belle, Kalgoorlie West and Henty.

• In South Africa, Placer Dome became the first foreign investor in the mining sector following democratization with the purchase of 50% of the South Deep mine. South Deep is situated in the Witswatersrand Basin, the world's most productive gold mining region. In 2004 South Deep produced 210,000 ounces of gold for Placer Dome and accounted for 5% of revenue.

[3] Osborne produces gold as a by-product of copper; therefore gold unit costs are not applicable.
[4] Misima ceased operations in May 2004 on depletion of reserves.

• Placer Dome entered Tanzania in 2003 with the acquisition of the North Mara mine, which produced over 200,000 ounces of gold in 2004 and accounted for 4% of revenue. North Mara is surrounded by an extensive package of land where an aggressive exploration program has added more than one million ounces of new reserves since the acquisition.

• Placer Dome owns Zaldívar, a world class, direct-to-metal copper mine in Chile, the world's largest copper-producing nation. The company also has an interest in the La Coipa mine. Together, these operations produced 90,000 ounces of gold and 325 million pounds of copper to Placer Dome's account in 2004 and generated 24% of revenue.

It’s in our commitment to sustainable development



At Placer Dome, we are committed to building partnerships with our host communities and other stakeholders in the countries in which we operate. These partnerships are based on mutual trust, and are consistent with our core values and community interests; only together can we achieve sustainability.

In 2004, we issued a charter outlining the importance of sustainability at Placer Dome. This charter is part of a journey that began in 1998, when Placer Dome became one of the first mining companies to adopt a sustainability policy. With a clear vision in mind, the sustainability charter is meant to inspire Placer Dome team members and provide a benchmark to measure performance. To view the complete charter, please refer to the Sustainability section of Placer Dome’s website at *www.placerdome.com*.

The following three examples illustrate how at Placer Dome, sustainability is integrated into all phases of the mine life cycle: from development, to operations, to closure.

The Placer Dome Western Areas Joint Venture Care Project received the Nexen Award for Success in Corporate Social and Ethical Responsibility in 2004. The Care Project, involving workers and their families at the South Deep mine in South Africa and neighbouring countries, was selected by a jury of representatives from the Canadian Manufacturers and Exporters Association and Canadian International Development Agency. The award recognized the outstanding contributions of the joint venture in supporting sustainable economic growth and social programs to help reduce poverty in South Africa.

The Nexen award comes in addition to the Development Marketplace Innovation Award given by the World Bank in 2002. The Care Project was created in reaction to a restructuring of the South Deep mine, which reduced the total workforce by 30% in 1999. The project’s goal was to mitigate social and economic impacts of retrenchment for the affected mineworkers and their families, providing counseling, training, income-generation support and home-based care for HIV/AIDS sufferers.

Sustainability programs at the Pueblo Viejo property in the Dominican Republic have been developed to equip community members with tools that will enable them to better assess the potential impacts and benefits of a possible mine development.

As part of the Social Impact Study at Pueblo Viejo, a workshop was carried out to gain feedback on both the positive and negative aspects of mining. The one-day event brought together 102 people from 19 different areas surrounding the project site. Placer Dome is committed to holding a follow-up meeting where the community will be presented with the findings and responses to issues raised.

The Dome mine in Timmins, Ontario is still operating as Placer Dome's Porcupine Joint Venture after 95 years. A local citizen's group was formed in the late 1990s to provide input to the mine on community issues and opportunities. The "Dome Watchful Eye", now known as the "Porcupine Watchful Eye", actively supports various community initiatives and offers informed opinions on current issues such as permitting requirements for the Pamour pit expansion project.

Bill Russell, Chairman of the Porcupine Watchful Eye (pictured below), affirms that the mine is receptive to suggestions of the committee. "It is evident that the mine appreciates the insight and volunteer hours provided by the Porcupine Watchful Eye," he said. "The mine is committed to maintaining a solid working relationship with us in an effort to meet the sustainability requirements of both Placer Dome and its surrounding community."



Fulfilling commitments at Misima

Placer Dome's Misima mine operated harmoniously with local communities on Misima Island in Papua New Guinea for 15 years before ceasing operations in 2004. The mine is now well advanced in decommissioning and deconstruction, and is focused on rehabilitation and returning the land to the Misiman people in accordance with their wishes for subsistence garden land and forest products.

Placer Dome will retain a presence on the island for at least four to five years after final earthworks and deconstruction are complete in 2005. The company is grateful to the people in the communities of Misima Island for their cooperation, industriousness and hospitality as gracious hosts for the past 15 years.

Our vision is to contribute to a better sustainable future for our host communities wherever we operate.

GOLD it's in our exploration projects

Through focused investment in exploration, Placer Dome is actively searching for and advancing quality projects that drive future production growth. During 2004, Placer Dome's exploration programs defined new reserves of 3.6 million ounces at existing mine sites. At the end of 2004, proven and probable gold reserves totalled 59.9 million ounces.

Exploration overview

Placer Dome's exploration program has two components: mine site exploration, or Minex, searches for new resources within an economic radius of existing mines, while new mine exploration focuses on the global search for promising early-to advanced-stage projects.

In 2005, Placer Dome plans to invest $90 million in exploration activities around the world. Two-thirds of this amount will be directed at Minex programs, with the remaining one-third targeted at new mine exploration. With renewed market interest in the gold sector and a corresponding influx of capital into exploration programs, Placer Dome is well positioned to continue its disciplined and successful approach toward finding or acquiring interests in precious metals projects to drive the company's growth strategy.

Mine site exploration (Minex)

Placer Dome's mine site exploration programs are designed to expand current ore bodies and locate new deposits within an economic radius of our existing mines. These activities continue to be the most cost-effective method of adding high-quality mineral reserves and resources.

Over the past five years, Placer Dome has produced 16.1 million ounces of gold. During this same period, mine site exploration programs have added 20.2 million ounces of proven and probable gold reserves at existing properties at an average cost of less than $12 per ounce.

The success of Placer Dome's mine site exploration program in 2004 was evidenced by the addition of 3.6 million ounces of new reserves. Mineral reserve additions exceeded production at six mine sites. Continued exploration at the Cortez mine in Nevada increased Placer Dome's reserves by 2.1 million ounces, predominately from the Cortez Hills deposit. Underground exploration programs at Porgera in Papua New Guinea and Campbell in Ontario continued to provide additional reserves that enhanced each mine's production profile. Significant increases were also attained at North Mara in Tanzania, Bald Mountain in Nevada, and Porcupine in Ontario.

In addition to reserves, Placer Dome's mine site exploration program successfully added mineral resources at a number of the company's gold mines in 2004. Programs are in place to reclassify these new resources into reserves in 2005 and beyond.

Mine site exploration expenditures totalled $52 million in 2004. Placer Dome plans to invest $60 million on mine site exploration in 2005, reflecting the company's continuing confidence in adding value by extending the mine life at existing assets.

New mine exploration

In 2004, Placer Dome continued a disciplined process of identifying, evaluating, acquiring and advancing projects in the world's premier mineral belts. Efforts focused on the gold-rich districts of Nevada, eastern and northern Canada, the Yilgarn Craton of Western Australia, the greenstone belts of Tanzania, and the Andes in Chile and Peru. Eleven new projects were acquired in these priority mineral belts and in other prospective locations such as Africa and China.


E389564
E389566
48

In total, work programs were conducted on 26 priority projects in these regions. While some projects failed to meet the company's criteria for quality and were relinquished, five projects advanced to the next phase of assessment. Twelve new projects were added, bringing the total to 22 projects moving forward.

Placer Dome plans to invest $30 million in 2005 on new mine exploration to identify and evaluate opportunites to add to the company's existing properties.

2004 Reserve Reconciliation at Operating Mines[1]

(thousands of ounces of gold)	Reserves at end of 2003	Reserves mined during 2004	Reserve additions (reductions) in 2004	Reserves at end of 2004
Canada	4,381	608	757	4,530
U.S	12,670	1,101	2,116	13,685
Australia	5,223	1,038	(190)	3,995
Papua New Guinea	5,431	911	965	5,485
Chile	590	112	28	506
South Africa	28,442	220	(414)	27,808
Tanzania	3,808	227	327	3,908
Total	**60,545**	**4,217**	**3,589**	**59,917**

[1]For complete information on Placer Dome's mineral reserves and resources and qualified persons, please refer to the *Mineral Reserves and Resources* section of this report and/or the Form 40-F and Renewal Annual Information Form for the year ended December 31, 2005.

GOLD it's in our development properties

Placer Dome is uniquely positioned in the gold mining industry, with five undeveloped projects containing more than 42 million ounces of measured and indicated gold resources and an additional 4.4 million ounces of proven and probable gold reserves awaiting potential development. During 2005, Placer Dome will invest $30 million in feasibility and pre-feasibility study work to continue to advance all five projects toward development decisions. Decisions will be made on three of these projects that will shape the future of the company.

Cortez Hills

In Nevada, Placer Dome owns 60% of the Cortez Hills deposit, one of the most significant gold discoveries in Nevada in a decade. Cortez Hills was discovered just two years ago, and already, Placer Dome's share of proven and probable mineral reserves is estimated at 4.4 million ounces[1]. Cortez Hills is located near the existing Cortez mine and milling complex.

During 2004, more than 150 drill holes successfully identified a high-grade deposit amenable to open pit mining. A high-grade resource with potential for underground mining was also identified. The open pit portion of the deposit is sufficiently defined to allow for feasibility study work to be completed on the project. Cortez Hills remains open at depth and to the west.

Geotechnical work will continue in the first quarter of 2005. A feasibility study is under way, scheduled for completion during the second half of 2005. The study is examining optimal mining configurations, transportation of ore to the existing Cortez mill, and the merits of expanding the existing mill, among other issues.

Pueblo Viejo

In the Dominican Republic, Placer Dome is assessing the viability of mining a 15-million-ounce refractory gold mineral resource at Pueblo Viejo, acquired in 2002 through an agreement with the Dominican government.

A pre-feasibility study completed in early 2005 identified potential for a conventional open pit mining operation sourcing ore from two deposits. A feasibility study now under way is scheduled for completion in the second half of 2005, at which point Placer Dome will make a decision on development. Power supply is the key issue that remains to be fully addressed. Capital costs to build the mine are estimated at $800 to $850 million (including a 15% contingency of $100 million). The mine would produce 800,000 ounces of gold annually for six years, and 600,000 to 650,000 ounces per year over the total 17-year mine life. Cash costs would average approximately $200 per ounce over the life of the mine.

Power supply is a key issue that remains to be fully addressed during the feasibility study. Power costs used in the pre-feasibility study were based on an owned coal-fired power plant being constructed near existing power facilities on the south coast of the country. The capital cost to build a 125-megawatt power plant is estimated at $175 to $200 million and is not included in the above capital cost estimate. A number of owned and third-party alternatives for power supply are being studied.

Cerro Casale

In Chile, Placer Dome owns 51% of Cerro Casale, a large gold-copper porphyry deposit in the Andean highlands. Cerro Casale is one of the world's largest undeveloped gold and copper deposits. Placer Dome's share of measured and indicated mineral resources is estimated at 13 million tonnes of gold and 3.3 billion pounds of copper.

A 2000 feasibility study on Cerro Casale was updated in 2004. The updated study identified potential for a large-scale open pit mine. Placer Dome's share of production was estimated at 500,000 ounces of gold and 143 million pounds of copper per year over an 18-year mine life. Capital costs were estimated at $1.65 billion. Assuming a copper price of $0.95 per pound, Cerro Casale's cash costs were projected at $115 per ounce, net of copper credits.





Capital and operating costs are being reviewed to assess any impact of continued commodity price inflation, and a final feasability study update will be completed in 2005. Under the terms of a shareholders' agreement, Placer Dome has initiated efforts to arrange $1.3 billion in financing for Cerro Casale, and will make a decision by the end of 2005 whether to proceed with building the mine.

Donlin Creek

Placer Dome owns 30% of the Donlin Creek project, a large undeveloped refractory gold deposit in southwest Alaska. Placer Dome has the option to earn an additional 40% in the project by funding $32 million of exploration and development, completing a feasibility study, and making a decision to build a mine that would produce at least 600,000 ounces of gold per year. Placer Dome's 70% share of measured and indicated mineral resources is estimated at 7.8 million ounces of gold.

Scoping level studies to assess the viability and economics of the project were conducted in 2004. This year, the focus is on reclassifying inferred gold mineral resources to the measured and indicated category. Work also continues on infrastructure planning, geotechnical requirements, and identifying a source of power for the project. Baseline environmental studies are being completed and the permitting process will begin this year.

Mount Milligan

In north-central British Columbia, a pre-feasibility study is planned for 2005 at Mount Milligan, a large gold-copper porphyry deposit containing estimated resources of 5.6 million ounces of gold and 1.7 billion pounds of copper. During 2005, the focus of activities will include additional drilling to extract new metallurgical samples, and an investigation of new processing technologies to improve the technical aspects of the project. A decision will be made in 2005 on whether a feasibility study is warranted.

Development Projects – Reserves and Resources[2]

(thousands of contained ounces gold)	Proven and probable reserves	Measured and indicated resources	Inferred resources
Cortez Hills	4,357[1]	537	69
Cerro Casale	-	12,964	1,782
Pueblo Viejo	-	15,253	199
Donlin Creek	-	7,799	10,016
Mount Milligan	-	5,625	444
Total	**4,357**	**42,178**	**12,510**

[1]Estimate at December 31, 2004. Contains 3.4 million ounces proven mineral reserves and 1.0 million ounces probable mineral reserves.

[2]For complete information on Placer Dome's mineral reserves and resources and qualified persons, please refer to the *Reserves and Resources* section of this report and/or the Form 40-F and Renewal Annual Information Form for the year ended December 31, 2004. All amounts represent Placer Dome's share.

Reserves and Resources







Over the past five years, Placer Dome has produced more than 16.1 million ounces of gold. During the same time, mine site exploration programs have added 20.2 million ounces of proven and probable reserves at existing properties at an average cost of less than $12 per ounce.

Mineral Reserves[1],[2],[9],[12]

(Proven and Probable)[2]

Estimates of the Corporation's share at December 31, 2004

	Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves			
Mine by metal	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Recovery (%)[1]
GOLD										
Canada										
Campbell	1,039	18.6	621	1,574	16.0	811	2,613	17.0	1,432	95.5
Musselwhite	4,243	5.5	754	3,312	5.5	590	7,555	5.5	1,344	95.7
Porcupine	11,454	1.3	481	24,014	1.6	1,273	35,468	1.5	1,754	90.5
United States										
Bald Mountain	10,637	1.0	332	8,715	2.2	617	19,532	1.5	949	76.8
Cortez[8]	115,925	1.8	6,601	59,668	1.2	2,257	175,593	1.6	8,858	78.5
Golden Sunlight	7,171	2.2	501	3,706	1.9	227	10,877	2.1	728	79.3
Turquoise Ridge	3,080	20.9	2,065	1,586	21.3	1,085	4,666	21.0	3,150	90.8
Australia										
Granny Smith	4,180	2.1	288	4,556	3.7	542	8,736	3.0	830	86.0
Henty	–	–	–	749	10.1	242	749	10.1	242	94.6
Kalgoorlie West	164	4.2	22	7,922	3.5	891	8,086	3.5	913	96.0
Kanowna Belle	6,871	5.3	1,164	4,297	4.6	640	11,168	5.0	1,804	89.3
Osborne	5,352	0.9	156	2,404	0.6	50	7,756	0.8	206	80.0
Papua New Guinea										
Porgera[8]	36,813	3.5	4,094	6,962	6.2	1,391	43,775	3.9	5,485	83.0
South Africa										
South Deep[8][9]	6,131	9.6	1,889	104,684	7.7	25,919	110,815	7.8	27,808	97.0
Tanzania										
North Mara	6,294	2.3	464	27,758	3.9	3,444	34,052	3.6	3,908	89.0
Chile										
La Coipa	9,158	1.3	369	4,089	1.0	137	13,247	1.2	506	81.0
			19,801			**40,116**			**59,917**	
SILVER										
La Coipa	9,158	68.1	20,043	4,089	94.6	12,437	13,247	76.3	32,480	63.6
			20,043			**12,437**			**32,480**	
	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Recovery (%)[1]
COPPER										
Zaldívar[8]	132,347	0.685	1,998	288,926	0.660	4,204	421,273	0.668	6,202	81.0
Osborne	5,352	1.829	216	2,404	2.336	124	7,756	1.986	340	94.7
			2,214			**4,238**			**6,542**	

Rounding differences may occur. Notes: Refer to the accompanying notes to the Mineral Reserves table.

Reserves and Resources

Reconciliation of Mineral Reserves[1],[2],[9],[12]

(Proven and Probable)[2]
Estimates of the Corporation's share at December 31, 2004

Mine by metal	Mineral reserves December 31, 2003	Mined in 2004[5]	Other increase or (decrease) in mineral reserves[6]	Mineral reserves December 31, 2004
GOLD (000s ozs)				
Canada				
Campbell	1,430	218	220	1,432
Musselwhite	1,402	171	113	1,344
Porcupine	1,549	219	424	1,754
United States				
Bald Mountain	676	67	340	949
Cortez	7,646	891	2,103	8,858
Golden Sunlight	706	3	25	728
Turquoise Ridge	3,642	140	(352)	3,150
Australia				
Granny Smith	1,404	299	(275)	830
Henty	333	148	57	242
Kalgoorlie West	1,003	275	185	913
Kanowna Belle	2,246	265	(177)	1,804
Osborne	237	51	20	206
Papua New Guinea				
Misima	40	46	6	–
Porgera	5,391	865	959	5,485
South Africa				
South Deep[9]	28,442	220	(414)	27,808
Tanzania				
North Mara	3,808	227	327	3,908
Chile				
La Coipa	590	112	28	506
	60,545	**4,217**	**3,589**	**59,917**
SILVER (000s ozs)				
La Coipa	38,232	6,423	671	32,480
Misima	374	374	–	–
	38,606	**6,797**	**671**	**32,480**
COPPER (Million lbs)				
Zaldívar	6,534	424	92	6,202
Osborne	418	93	15	340
	6,952	**517**	**107**	**6,542**

Rounding differences may occur.
Notes: Refer to the accompanying notes to the Reconciliation of Mineral Reserves table.

Mineral Resources[3],[4],[7],[9],[12] (in addition to mineral reserves)

(Measured, Indicated and Inferred)[4]
Estimates of the Corporation's share at December 31, 2004

	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources		
Mine by metal	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
GOLD												
Canada												
Campbell	1,286	17.4	720	3,936	7.8	987	5,222	10.2	1,707	4,876	17.9	2,807
Musselwhite	1,056	3.9	133	910	6.5	190	1,966	5.1	323	5,428	6.3	1,087
Porcupine	3,167	2.6	267	24,431	1.9	1,469	27,598	2.0	1,736	7,600	3.1	749
United States												
Bald Mountain	31,783	0.8	844	16,829	1.1	578	48,612	0.9	1,422	9,805	0.6	193
Cortez[8]	73,630	1.2	2,868	97,697	0.8	2,423	171,327	1.0	5,291	18,597	0.8	489
Golden Sunlight	5,841	1.7	313	1,411	3.0	135	7,252	1.9	448	335	1.8	19
Turquoise Ridge	2,008	13.4	866	795	11.9	306	2,803	13.0	1,172	2,098	20.6	1,389
Australia												
Granny Smith	81	7.5	19	2,839	2.7	248	2,920	2.8	267	16,213	5.3	2,763
Henty	–	–	–	68	7.0	15	68	7.0	15	186	9.1	54
Kalgoorlie West	264	1.0	9	6,853	2.0	433	7,117	1.9	442	12,449	3.8	1,506
Kanowna Belle	6,066	5.2	1,020	5,392	4.5	786	11,458	4.9	1,806	534	4.2	73
Osborne	1,777	1.4	80	2,964	1.1	109	4,741	1.2	189	934	1.2	35
Papua New Guinea												
Porgera[8]	14,808	3.2	1,508	11,873	2.3	863	26,681	2.8	2,371	3,522	6.9	785
South Africa												
South Deep[8][9]	208	13.5	89	15,354	11.0	5,434	15,562	11.0	5,523	–	–	–
Tanzania												
North Mara	481	1.7	26	10,123	2.2	723	10,604	2.2	749	4,117	3.2	424
Chile												
La Coipa	9,076	0.9	266	5,034	1.1	176	14,110	1.0	442	523	0.7	12
			9,028			**14,875**			**23,903**			**12,385**
SILVER												
La Coipa	9,076	34.0	9,916	5,034	35.2	5,696	14,110	34.4	15,612	523	62.4	1,049
			9,916			**5,696**			**15,612**			**1,049**
	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
COPPER												
Zaldivar[8]	11,439	0.563	141	50,112	0.540	598	61,551	0.545	739	35,139	0.499	377
Osborne	1,777	4.987	195	2,964	1.797	118	4,741	2.992	313	934	1.895	39
			336			**716**			**1,052**			**416**

Rounding differences may occur.
Notes: Refer to the accompanying notes to the Mineral Resources table.

Reserves and Resources

Mineral Resources – Exploration and Development Properties[3,4,7,12]

(Measured, Indicated and Inferred)[4]
Estimates of the Corporation's share at December 31, 2004

	Measured mineral resources			Indicated mineral resources			Total measured and indicated mineral resources			Inferred mineral resources		
Property by metal	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
GOLD												
Cerro Casale[10]	103,413	0.8	2,493	464,526	0.7	10,471	567,939	0.7	12,964	87,310	0.6	1,782
Donlin Creek[11]	5,530	3.1	559	76,650	2.9	7,240	82,180	3.0	7,799	99,540	3.1	10,016
Mount Milligan	156,497	0.5	2,263	251,957	0.4	3,362	408,454	0.4	5,625	35,393	0.4	444
Pueblo Viejo	118,326	3.2	12,280	31,937	2.9	2,973	150,263	3.2	15,253	2,148	2.9	199
			17,595			**24,046**			**41,641**			**12,441**
SILVER												
Pueblo Viejo	118,326	18.2	69,138	31,937	13.3	13,637	150,263	17.1	82,775	2,148	12.6	873
			69,138			**13,637**			**82,775**			**873**
	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
COPPER												
Cerro Casale[11]	103,413	0.250	570	464,526	0.260	2,685	567,939	0.260	3,255	87,310	0.330	645
Mount Milligan	156,497	0.198	683	251,957	0.175	972	408,454	0.184	1,655	35,393	0.146	114
			1,253			**3,657**			**4,910**			**759**

Rounding differences may occur
Notes: Refer to the accompanying notes to the Mineral Resources – Exploration and Development Properties table.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources:

In this document the Corporation uses the term "mineral resources" and its subcategories "measured", "indicated" and "inferred" mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration and Development Properties Tables:

(1) The Corporation's mineral reserves are estimated as at December 31, 2004 using appropriate cut-off grades associated with an average long-term gold price of $350 per ounce (except at South Deep where a gold price of $325 per ounce was used - see note 9) (2003 – $325), silver price of $5.00 per ounce (2003 – $4.75) and copper price of $0.90 per pound (except at Osborne, where due to its shorter life, a copper price of $1.09 per pound was used) (2003 – $0.85) and on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand average long-term exchange rates to the U.S. dollar of 1.43, 1.54, 3.33, 675 and 8.75 to 1, respectively (2003 – 1.45, 1.667, 4.00, 750 and 7 to 1, respectively). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is approximate and is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. With respect to long-term mines with a larger mineral reserve base and properties under development, significant capital expenditures may be required for mine construction prior to

the start of commercial production and for subsequent exploitation. The qualified persons responsible for mineral reserve estimates are listed under note 12. Consistent with Placer Dome's mineral reserve estimation practices, independent data verification has not been performed.

(2) A "mineral reserve" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of "mineral reserve", "proven mineral reserve" and "probable mineral reserve" conform to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101").

(3) These mineral resources are in addition to gold, silver and copper mineral reserves and have been estimated as at December 31, 2004 using appropriate cut-off grades associated with an average long-term gold price of $425 per ounce and copper price of $1.00 per pound. With respect to exploration properties and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production. The qualified persons responsible for mineral resource estimates are listed under note 12. Consistent with Placer Dome's mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where this document refers to measured, indicated or inferred mineral resources, these would be described as mineralized material in the U.S. reporting environment.

(4) A "mineral resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Reserves and Resources

(5) Based on 2004 production divided by the recovery percentage for each mine.

(6) Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodelling and mine planning, changes in currency exchange rates and costs of input commodities and the impact of an increase in the average long-term gold price from $325 to $350 per ounce.

(7) Increase (decrease) in mineral resources resulted from reclassifications between mineral resources and mineral reserves, changes due to geological remodelling, exploration activity, changes in currency exchange rates and the impact of a decrease in the average long term gold price from $450 to $425 per ounce. The overall reduction of measured and indicated gold mineral resources at mine sites to 23.9 million ounces at December 31, 2004 from 42.0 million ounces at December 31, 2003 was primarily due to a previously announced 14.1 million ounce decrease at South Deep as a result of a review completed in the middle of 2004 (refer to note 9).

(8) Economic assumptions for material properties:
The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	Mineral reserves	Mineral resources
	Cut-off grade (g/t gold, % copper)	Cut-off grade (g/t gold, % copper)
Cortez	0.17 - 3.30 g/t	0.17 - 3.30 g/t
Porgera	1.00 - 5.00 g/t	1.00 - 4.00 g/t
South Deep	5.00 - 7.40 g/t	5.00 g/t
Zaldívar	0.283 - 0.289 %	0.245%

The Corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation's mineral reserve and mineral resource estimates, other than the factors discussed in *Risks and Uncertainties* in the Management's Discussion and Analysis section of this document.

(9) Mineral resource and reserve estimates for South Deep as at December 31, 2004 are based on estimates as at June 30, 2004, depleted for production in the last six months of 2004. The June 30, 2004 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce and an average long-term rand to U.S. dollar exchange rate of 8.75:1. A qualified person employed by the Placer Dome Western Areas Joint Venture ("PDWAJV") prepared the mineral resource estimate. Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. ("SRK Consulting") were retained by the PDWAJV to review the mine's mineral reserve estimation process. In completing its review, SRK Consulting determined that additional geological modeling at South Deep was advisable, and the mineral reserve estimate has been qualified accordingly. SRK Consulting was of the view that additional geological modeling would improve the understanding of the Phase 1 mine mineral resource estimate and thus reduce the risks associated with applying this interpretation to the Phase 2 area. It would also improve the confidence in the various mining methods selected for Phase 2 and associated production schedules. Accordingly, the mine continues to work to improve the mineral resource and mineral reserve estimation to address the qualifying issues raised by SRK Consulting. This is consistent with the ongoing mineral resource estimation process of the mine and its strategy to optimize the operation. Additional geological modelling, changes in economic assumptions and the long-term cost structure of the mine may impact future mineral reserve and mineral resource estimates. It is expected that this work will be completed for Placer Dome's year-end 2005 disclosure.

(10) Assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders' agreement. The other indirect owners of the Cerro Casale property are Bema Gold Corporation (24%) and Arizona Star Resource Corp. (25%).

(11) Assuming 70% ownership by Placer Dome; the other owner of the Donlin Creek property is NovaGold Resources Inc. On February 11, 2003, Placer Dome announced that it was exercising its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must spend $32 million over five years and complete a feasibility study, followed by a positive construction decision for a mine that would produce 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, the Corporation retains its 30% interest.

(12) The Corporation's mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of one or more "qualified persons", as that term is defined in NI 43-101. The qualified persons responsible for the Corporation's mineral reserve and mineral resource estimates as at December 31, 2004 are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome. In estimating the applicable mineral reserves and mineral resources, the qualified persons have used assumptions, parameters and methods appropriate for each property and have verified the underlying data as appropriate in their professional opinion (including sampling, analytical and test data).

	Mineral Reserves		Mineral Resources	
BY PROPERTY	Name	Title	Name	Title
Campbell	Stephane Blais	Chief Engineer	Frank Hrdy	Senior Resource Geologist
Musselwhite	Robert MacDonald	Chief Mine Engineer	Andrew Cheatle	Chief Geologist
Porcupine	Stephen Taylor Peter Andrews Jason Floyd	Senior Engineer Senior Open Pit Project Engineer Senior Open Pit Engineer	Alastair Still Stephen Price	Strategic Development Superintendent Chief Geologist
Bald Mountain	Tim Thompson Britt Buhl	Chief Geologist Business Systems Co-ordinator	Tim Thompson Britt Buhl	Chief Geologist Business Systems Co-ordinator
Cortez	Bill Martinich	Technical Service Superintendent	Bill Martinich	Technical Service Superintendent
Golden Sunlight	Paul Buckley	Engineering Superintendent	Paul Buckley	Engineering Superintendent
Turquoise Ridge	Simon Jackson	Chief Engineer	Tony Dorff	Chief Geologist
Granny Smith	Ray Hodson Richard Boffey	Chief Mining Engineer Underground Project Manager	Bruce Robertson Richard Holmes	Senior Underground Geologist Chief Mine Geologist
Henty	Simon Pollard	Senior Geologist	Simon Pollard	Senior Geologist
Kalgoorlie West	Mark Kaesehagen Dan Doherty	Project Development Manager Underground Superintendent	Jon Abbott Roger Cooper	Senior Resource Geologist Senior Resource Geologist
Kanowna Belle	David Willaims Matthew Varvari Mark Kaesehagen	Resource Geologist Senior Planning Engineer Project Development Manager	Jon Abbott Ben Playford	Senior Resource Geologist Senior Mine Geologist
Osborne	Alasdair Noble Sharn Morrison	Minerals Processing Engineer Mine Engineering Team Leader	Philip Agnew Frank Tullemans John Crimeen Richard Lewis	Resource Geologist Geology Team Leader Senior Project Geologist Manager Resource Evaluation
Porgera	John Butterworth	Senior Planning Engineer	Anthony Burgess	Senior Resource Geologist
South Deep	Dexter Ferreira	Chief Planning Engineer	Adrian Adams	Chief Geologist
North Mara	Bruce Van Brunt	Strategic Planning Engineer	Darin Labrenz	Chief Geologist
La Coipa	Mauricio Rubio Gonzalez Andres Guaringa Vasquez	Senior Production Geologist Mine Engineer	Andres Guaringa Vasquez Juan Ochoa Matulic	Mine Engineer Mine Superintendent
Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Mine Superintendent
Cerro Casale	N/A	N/A	Marc Jutras	Senior Mining Engineer/ Geostatistician
Donlin Creek	N/A	N/A	Marc Jutras	Senior Mining Engineer/ Geostatistician
Mount Milligan	N/A	N/A	Rob Pease	General Manager, Canada Exploration and Global Major Projects
Pueblo Viejo	N/A	N/A	Chris Keech	Senior Geologist / Geostatistician

Management's Discussion and Analysis

Introduction

The Management's Discussion and Analysis ("MD&A") provides a detailed analysis of Placer Dome's business and compares its 2004 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and related notes in this report (the "Consolidated Financial Statements"). The Corporation prepares and files its Consolidated Financial Statements and MD&A in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). The Consolidated Financial Statements and MD&A in accordance with Canadian GAAP, in U.S. dollars, and incorporated by reference into
the Annual Information Form, are filed with various Canadian regulatory authorities. These financial statements and MD&A are available at *www.sedar.com*. This MD&A is made as of February 23, 2005.

All amounts are in millions of U.S. dollars, except where otherwise indicated	2004	2003	2002
Sales	$ 1,888	$ 1,763	$ 1,209
Mine operating earnings			
Gold	303	371	282
Copper	202	55	53
Other	(21)	(20)	(11)
	484	**406**	**324**
Net earnings	284	229	116
Cash from operations	376	297	320
Gold			
Consolidated production (000s ozs)(i)	3,571	3,785	2,756
Cash cost ($/oz)(i)	241	219	176
Total cost ($/oz)(i)	298	273	227
Consolidated sales (000s ozs)	3,592	3,829	2,716
Price realized ($/oz)	391	380	342
London spot price ($/oz)	409	363	310
Copper			
Consolidated production (millions lbs)	413	425	427
Cash cost ($/lb)	0.55	0.52	0.45
Total cost ($/lb)	0.70	0.67	0.58
Consolidated sales (millions lbs)	431	412	431
Price realized ($/lb)	1.16	0.80	0.71
London spot price ($/lb)	1.30	0.81	0.71

(i) Placer Dome's share of gold production, cash and total production costs were 3,652,000 ounces, $240/oz and $298/oz in 2004, 3,861,000 ounces, $218/oz and $274/oz in 2003, and, 2,823,000 ounces, $178/oz and $231/oz in 2002.

Highlights

- Cash from operations was $376 million in 2004 compared to $297 million in 2003 and $320 million in 2002. Excluding the impact of non-cash working capital, cash from operations was $397 million in 2004, $353 million in 2003 and $335 million in 2002. The increase of 12% from 2003 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping and non-mine operating costs including non-hedge derivatives, interest and general and administrative costs. The increase of 5% from 2002 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, taxes and non-mine operating costs (including exploration and resource development, technology and other).
- Consolidated net earnings in accordance with U.S. GAAP for 2004 were $284 million or $0.68 per share (respectively $280 million and $0.67 per share before changes in accounting policies), compared with $229 million or $0.56 per share in 2003 (respectively $246 million and $0.60 per share before change in accounting policy) and $116 million or $0.33 per share in 2002 (respectively $124 million and $0.35 per share before change in accounting policy).
- In 2004, net earnings included a non-monetary $34 million foreign currency translation loss relating to the closure of the Misima mine, and a write-down of mining assets and restructuring charges totalling $14 million after-tax. In 2004, Placer Dome's net earnings were impacted by an unrealized non-hedge derivative loss of $7 million (2003 – gain of $30 million and 2002 – gain of $8 million). Net earnings for 2004 were increased by a non-cash after-tax adjustment of $4 million as a result of a change in accounting policy with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The 2003 net earnings included a non-cash decrease in after-tax earnings of $17 million, the effect of the adoption of a new accounting standard relating to accounting for post-mining related asset retirement obligations. Net earnings for 2002 included a non-cash after-tax charge of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.
- During the third quarter of 2004, Placer Dome recognized an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome. Also during 2004, earnings were favourably impacted by the recognition of an $88 million non-cash tax gain primarily for previously unrecorded tax benefits in Australia, an amount that is estimated more likely than not to be realized beyond 2004. These adjustments primarily reflect a more positive operational outlook in Australia and Papua New Guinea including an improved gold price environment. During 2004, the Canadian dollar appreciated 7% against the U.S. dollar resulting in an increase in the net Canadian deferred tax assets and a deferred tax recovery of $19 million. Placer Dome's net earnings for 2003 were positively impacted by the recognition in the second and fourth quarters of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome's U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probably that a liability had been incurred.
- Mine operating earnings were $484 million in 2004 compared to $406 million and $324 million in 2003 and 2002, respectively. The 19% increase in 2004 over 2003 represented a 267% increase in copper operating earnings, which more than offset the 18% decrease in gold mine operating earnings. The increase in 2003 over 2002 related to higher gold mine operating earnings.
- Placer Dome's share of gold production in 2004 was 3,652,000 ounces, a decrease of 5% compared to the prior year. The decrease was due to the temporary closure at Golden Sunlight as the mine develops Stage 5B, the closure of the Misima mine late in the second quarter of 2004, the focus of mining operations at Bald Mountain on stripping of the Top Pit of Stage 7, and reduced production from the Kalgoorlie West mine. These were partially offset by the acquisition of the North Mara mine in July 2003, and higher production from the Porgera, Turquoise Ridge and Henty mines.
- Compared to the prior year, Placer Dome's share of unit cash and total costs[(i)] increased by 10% and 9% to $240 and $298 per ounce of gold, respectively. The increase in cash costs per ounce was due primarily to the continued appreciation of the Canadian and Australian dollars, the Chilean peso, the Papua New Guinean kina and the South African rand against the U.S. dollar (cumulatively $14 per ounce), rising global energy costs ($6 per ounce) and higher input commodity costs.
- Consolidated copper production decreased 3% to 413 million pounds, and cash costs per pound[(i)] increased 6% compared with the prior year due to higher costs at Osborne related to the appreciation of the Australian dollar against the U.S. dollar, and higher royalties and shipping charges.
- Under Placer Dome's precious metal sales program, the Corporation realized an average price of $391 per ounce of gold in 2004, $18 per ounce below the average spot price during the year, resulting in a $63 million reduction to revenue that would otherwise have been received had all sales been at spot. During 2004, Placer Dome

reduced the maximum committed ounces under its gold sales program by 1.5 million ounces to 9.0 million ounces. At December 31, 2004, Placer Dome's maximum committed ounces under its gold sales program were 15% of 2004 year-end gold mineral reserves. On December 31, 2004, based on the closing spot price of gold of $438 per ounce and an Australian and Canadian to U.S. dollar exchange rate of $1.2814 and $1.2036, respectively, the mark-to-market value of the precious metals sales and derivative program was negative $775 million.

- Additions to Placer Dome's estimated proven and probable mineral reserves during 2004 were slightly less than reductions for depletion due to mining during the year. Placer Dome's estimated proven and probable mineral reserves as of December 31, 2004 were 59.9 million ounces of gold (refer to the mineral reserve and mineral resource tables for further details). The additions prior to allowance for depletion during the year were primarily due to additional mineral reserve discoveries and reclassification at Cortez Hills, and increases at other sites, including Porgera, Porcupine, North Mara and Bald Mountain, due to remodelling, exploration and an increase in the long-term gold price assumption from $325 to $350 per ounce. The increase was partially offset by decreases at South Deep due to a mid-year mineral reserve update and at Turquoise Ridge and Granny Smith primarily due to increased costs and resulting higher cut-off grades and remodelling. Proven and probable copper mineral reserves decreased by 6% due to depletion.
- On November 23, 2004, Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. Net proceeds from the offering were $451,668,250. The underwriters' over-allotment option was fully exercised. Net proceeds from the offering will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.
- Gold production in 2005 is expected to total approximately 3.7 million ounces, slightly above 2004 levels. The resumption of milling at Golden Sunlight and increased production from North Mara and Granny Smith are expected to offset lower production from Cortez. Cash costs for gold are forecast to be between $250 and $260 per ounce, and total costs are expected to be in the $315 to $325 per ounce range, assuming prevailing foreign exchange rates, other commodity input and energy costs.
- Copper production for 2005 is expected to be between 410 and 420 million pounds, decreased from previous 2005 production guidance of 430 million pounds, but in line with 2004 levels as higher recoveries at Zaldívar are expected to be offset by decreased production at Osborne. Cash costs are expected to be in the range of $0.60 to $0.65 per pound, and total costs are forecast at $0.75 to $0.80 per pound assuming prevailing foreign exchange rates and continuing high commodity input and shipping costs.
- As at February 23, 2005, the Corporation had 436,433,528 common shares outstanding. As at the same date, the Corporation had $230 million in convertible debentures outstanding (see note 14(a)(iii) to the Consolidated Financial Statements), none of which were in a position to be converted on February 23, 2005. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at February 23, 2005, the Corporation had 13,715,331 share options outstanding under its stock-based incentive plans. If all of these options were converted on that date, the Corporation would have to issue 13,715,331 common shares.

(i) These are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. See the *Non-GAAP Measures* section of this MD&A.

Quarterly Results

	Quarters ended (unaudited)				Years ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
2004					
Sales	$ 508	$ 467	$ 453	$ 460	$ 1,888
Mine operating earnings	159	137	110	78	484
Operating earnings	113	87	59	1	260
Net earnings	64	33	148	39	284
Net earnings per common share	0.16	0.07	0.36	0.09	0.68
2003(i)					
Sales	$ 409	$ 398	$ 464	$ 492	$ 1,763
Mine operating earnings	96	69	113	128	406
Operating earnings	55	19	59	82	215
Net earnings	63	58	27	81	229
Net earnings per common share	0.15	0.15	0.06	0.20	0.56

(i) With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first nine months and third quarter of 2003 were restated to reflect these changes.

- Mine operating earnings for the fourth quarter of 2004 were $78 million, a decrease of 39% or $50 million over the comparative period in 2003 due to lower contributions from gold.
- Cash flow from operations for the three months ended December 31, 2004 was $44 million, compared with $29 million for the same period in 2003. The 52% increase primarily reflected a decrease in working capital, partially offset by lower cash mine operating earnings, and higher general and administrative and exploration costs.
- Consolidated gold production in the fourth quarter decreased by 11% to 902,000 ounces from 1,011,000 ounces in 2003 due to the temporary closure at Golden Sunlight as the mine develops Stage 5B, the closure of the Misima mine late in the second quarter of 2004, and reduced production from the Kalgoorlie West operations. This was partially offset by higher production from the Porgera and Granny Smith mines.
- Placer Dome's share of cash and total production costs per ounce for the fourth quarter of 2004 were $264 and $330, respectively, compared with $229 and $284 in 2003. The increase was due primarily to the continued appreciation of foreign currencies against the U.S. dollar ($10 per ounce), rising global energy costs ($6 per ounce), lower production, higher input commodity prices and

mine site specific issues. The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 8%, 6%, 11%, 5% and 11%, respectively, from the fourth quarter of 2003 to 2004.

- Gold operating earnings were $53 million in the fourth quarter of 2004 compared with $112 million in the fourth quarter of 2003 due to lower sales volumes and price realized, and higher unit costs. Gold sales revenue for the quarter was $355 million compared with $402 million in the prior year period, a decrease of 12% reflecting an 11% decrease in sales volume and a $4 per ounce decrease in the average realized price.
- The average realized sales price in the fourth quarter of 2004 decreased $4 per ounce compared with the prior year period. The $43 per ounce increase in the average spot gold price was more than offset by the impact of a change in contribution from Placer Dome's precious metals sales program to negative $32 million in the fourth quarter 2004 from positive $7 million in the fourth quarter of 2003.
- Copper operating earnings of $32 million in the fourth quarter of 2004 were 45% higher than the prior-year period due primarily to a 29% higher realized price per pound, partially offset by decreased sales and increased costs. Copper sales revenue for the quarter was $105 million compared with $89 million in the 2003 period, reflecting the increase in the average realized price partially offset by an 11% decrease in sales volume and a negative contribution from metal hedging of $22 million compared to $5 million in the prior-year quarter. Consolidated copper production in the fourth quarter of 2004 was 93 million pounds (42,356 tonnes), 16% less than the prior-year period as Zaldívar ore had a high sulphide copper content, which slowed the recovery of copper, and Osborne experienced production shortfalls early in the fourth quarter. Consolidated cash and total production costs per pound of copper for the period were $0.64 and $0.82, respectively, compared with $0.53 and $0.67, respectively, in 2003. The increase was due primarily to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and lower production.
- Costs related to general and administrative, exploration, technology, resource development and other totalled $63 million for the three-month period ended December 31, 2004, an increase of $17 million from the prior year period. The $12 million increase in resource development, technology and other was primarily due to a reduction of $9 million to the fair value of the Turquoise Ridge environmental closure accrual in the fourth quarter of 2003 and increased activity on the development projects in the fourth quarter of 2004.
- In the fourth quarter of 2004, a write-down of mining assets and restructuring charges totalled $14 million ($10 million after tax). Mine asset write-downs of $11 million were primarily the result of obsolescence due to technological changes. Restructuring charges of $3 million were incurred, primarily related to the South Deep mine, due to a restructuring and reduction in the workforce.
- Investment and other business income (losses) in the three-month period ended December 31, 2004 was a gain of $4 million compared with a loss of $1 million in the prior-year period. The increase in the period was due to higher interest income on higher average cash balances and increased gains from the sales of property, plant and equipment.
- During the fourth quarter of 2004, certain tax issues were resolved favourably, resulting in reductions in accruals for tax contingencies for a net reduction in tax expense of $13 million. As well, during the fourth quarter the Australian and Canadian dollars strengthened 9% and 5% respectively against the U.S. dollar resulting in a net deferred tax asset increase and deferred tax recovery of $19 million. Net earnings for the fourth quarter of 2003 were positively impacted by the recognition of a $72 million non-cash tax asset for previously unrecorded tax benefits related to Placer Dome's U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome's U.S. operations, including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies, which appreciated against the U.S. dollar during 2003, and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

Strategic Review

Overview

Placer Dome's strategy is to increase shareholder value by continuing to build upon its high-quality portfolio of gold producing assets, and development and exploration projects to achieve long-term growth in cash flow and earnings per share. Placer Dome has a strategy with the main components having measurable objectives and deliverables. These components are:

1. Optimizing the performance and value of existing assets through productivity improvements, cost-cutting, and mine site exploration programs which add value by reducing costs, increasing production and/or extending the mine life through mineral reserves additions;
2. Investing in new high-quality assets through exploration, project development and acquisitions; and
3. Improving the business through innovation to lower costs and provide a competitive advantage – technically, environmentally and socially.

The strategy is being implemented by:

- Making business decisions based on disciplined financial criteria that appropriately balance costs, benefits and risks;
- Investing in people, technology and systems to ensure Placer Dome has the skills and expertise to maximize the value of and control the risks at all mine sites;

- Building land positions near current infrastructure and in geological systems where gold discoveries have been repetitive; and
- Exploring aggressively on these land packages.

As a result of its strategic initiatives, Placer Dome's longer-term expectation is to enhance its position among major global gold miners with a high-quality, geographically balanced portfolio of operations. The technology focus will advance, intellectually protect and implement new technologies that improve operating performance at its sites. Through implementation of business process re-design, Placer Dome will achieve industry leading enterprise-wide business processes and systems that enable global innovation, planning and execution of strategy. Placer Dome's strategic plan is expected to result in a continuation of its high-quality portfolio of gold mining assets, a strong balance sheet and cash flow generation, and investment-grade credit ratings.

Consistent with these strategic objectives, Placer Dome continued to advance these three components of its strategic plan in 2004 as evidenced by the items noted below.

Asset Optimization

Placer Dome is in the third year of a major five-year initiative to standardize core business processes at all of its operations and ensure they are consistent with global best practices. The program consists of a re-design of key processes, including production, supply chain, asset management and maintenance, business performance measurement, and the implementation of a standard computer platform across the company. The objective of the program is to improve effectiveness and efficiency and extract economies of scale to reduce costs and improve productivity.

On completion of the program at the end of 2007, net annual operating benefits are expected to be $80 million. Some benefits are already being realized in the area of supply chain management, while others will continue to ramp up.

Concurrent with this initiative, Placer Dome is adopting a standard enterprise resource planning system that will be implemented on a phased approach at a number of its key assets. The system will support consistent financial, production and business decisions.

In addition to these Placer Dome wide programs, the following mine site specific initiatives were commenced and/or completed during 2004:

- Work on the South Deep Twin Shaft project was completed and commissioning of the shafts commenced during the latter part of the year. The new shaft complex provides for quicker access of personnel and logistic supplies to the centre of mining operations. The rock-hoisting facility now provides direct delivery of ore from 2.76 kilometres underground into the metallurgical plant located adjacent to the shaft complex on surface. The mine is now focused on the commissioning of the Ventilation/Refrigeration system down the new Ventilation shaft. Direct cooling into workplaces will have a better cooling effect on underground conditions relative to the old system. Accelerated development rates can now be achieved on the 90 and 94 levels.
- An expansion of North Mara mine's nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum was completed in the fourth quarter. This is expected to increase estimated annual production to between 280,000 and 300,000 ounces. During the fourth quarter, Placer Dome also took over mining operations from the existing mining contractor at a cost of $16 million, including purchasing its mobile equipment fleet. Owner mining is expected to reduce cost per tonne mined over the life of mine and provide better control over the mining operation. Stage 1 of the Nyabirama pit will be concluded in the second quarter of 2005. It is proposed that this will be followed with the Gokona Stage 1 development, with site preparation commencing in the first quarter of 2005.
- Activities at the Golden Sunlight mine during the year were focused on pre-stripping of Stage 5B. The mine is expected to produce more than 520,000 ounces from 2005 to 2008. A decision to mine Stage 2B, which is expected to produce 13,000 ounces at a total cost of $370 per ounce, was made in November 2004. These two projects have accelerated the mill start-up date and therefore the commencement of ore delivery to the mill was moved up to January 2005 from the previously disclosed March 2005.
- Development work on Campbell's DC zone is expected to access probable mineral reserves currently estimated at 222,285 ounces as well as additional mineral resources. It will also provide a platform for additional exploration activity in the immediate area. In 2004, the development program focused on expediting production from the DC zone and advancing exploration headings. In 2005, the development will be geared toward accessing the DC zone at depth. The project is expected to cost a total of $19 million of which $13 million has been expended to date. The project is on schedule, on budget and is expected to be completed in 2006.

Placer Dome continues to focus on optimizing the use of mine infrastructures by exploring to expand mineral reserves at existing operations. Exploration expenditures totalled $77 million in 2004, $52 million of which related to existing mines with major focuses on the Cortez, Kalgoorlie West, Musselwhite, North Mara and Porcupine operations. In addition to the mine site focus, drill programs were completed in 2004 or are under way at nine projects and drill target definition is proceeding on a further 14 of the 20 projects Placer Dome has worldwide.

Investment in New High-quality Assets

Placer Dome is advancing a number of significant development opportunities. These include projects at the existing Cortez mine site and four greenfields developments. Subject to Placer Dome's internal approvals process, it intends to make a decision by the end of 2005 on whether to develop each of the Cortez Hills open pit, the Cerro Casale project and the Pueblo Viejo project. For more details on these projects, see *Development Projects* in the Outlook section of this MD&A.

In addition to progress on the development projects, the following mine site specific investments were initiated, progressed and/or completed during 2004:

- Construction work at Turquoise Ridge was completed. Ongoing development work continued during 2004 and is expected to be complete in 2005 with operations expected to reach annualized production of 300,000 ounces (Placer Dome's share 225,000 ounces) of gold in 2006.
- At Porcupine, the Pamour open pit mine was approved in the first quarter. Pre-stripping of the open pit commenced in the fourth quarter, with gold production expected to start in the third quarter of 2005. Modifications to the existing mill to allow for the processing of the harder Pamour ore were completed in December 2004, six weeks ahead of schedule. Mill recoveries are expected to increase by approximately 1.5% to 2% as a result of the improvements. Placer Dome's share of the capital cost of the Pamour mine and mill modifications is estimated at $30 million (including deferred stripping costs) and it is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next 10 years.
- The development of Kalgoorlie West's Raleigh underground mine commenced in July. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2005 and continue through 2011. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome's share of the capital cost is estimated at $17 million, with the majority of this expenditure in 2005. Placer Dome's share of production over the six-year mine life is expected to be approximately 250,000 ounces.
- At the Granny Smith mine, the Wallaby underground feasibility study and related underground development continued during 2004. The study is scheduled for completion in the second quarter of 2005, with the primary goal of delineating the Zone 60/250 ore body and justifying its exploitation via an underground mining operation. Delineation drilling has been conducted from surface within the Wallaby open pit and from an underground drill drive developed as part of the feasibility study. The study also includes trial underground mining in three lenses in the upper areas of the proposed underground mine. This trial is expected to result in the production of approximately 46,000 ounces during the feasibility study period, resulting in the study having a net cost of approximately $6 million.

Innovation

Placer Dome has an ongoing research and technology initiative aimed at developing new technologies that improve operating performance at its sites. The group is currently advancing 25 projects through assessment, study and feasibility. Included in these are the following:

The Cortez mine continues to evaluate the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two novel processes. One method uses a thiosulfate tank leaching process, and the other uses a modified cyanide-based leaching process. Both processes are through the preliminary piloting stage and engineering is at the pre-feasibility level. Additional piloting continues on both processes with an implementation strategy for Cortez to be developed by the end of 2005. The selected alternative may revise Cortez's strategy to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.

Mine testing of the "MiniMole", also named GARTH, took place during the second half of 2004 in an underground site at the Campbell Mine. This represented the world's first demonstration of a hard rock mining machine in a near-vertical ore vein. The research program is pursuing the development of novel hard rock excavation equipment that will allow selective mining of narrow vein and reef-type deposits. The four-month underground trial involved comparing two rock cutting methods and evaluating cutter wear rates, machine capability in actual mine conditions and overall system reliability. The quality of the results obtained from this first trial warrant continuation of the research effort and will lead to the design of the next-generation prototype excavation system.

Outlook

Operations

Placer Dome's gold production in 2005 is expected to total approximately 3.7 million ounces, slightly above 2004 levels. The resumption of milling at Golden Sunlight and increased production from North Mara and Granny Smith are expected to offset lower production from Cortez. Cash costs for gold are forecast to be between $250 and $260 per ounce, and total costs are expected to be in the $315 to $325 per ounce range, assuming prevailing foreign exchange rates and energy costs and other commodity input costs. See the *Review of Mining Operations* section for targets for specific mines.

Copper production for 2005 is expected to be between 410 and 420 million pounds, decreased from previous 2005 production guidance of 430 million pounds, in line with 2004 levels as higher recoveries at Zaldívar are expected to offset decreased production at Osborne. Cash costs are expected to be in the range of $0.60 to $0.65 per pound, and total costs are forecast at $0.75 to $0.80 per pound, assuming prevailing foreign exchange rates and continuing high commodity input and shipping costs. See the *Review of Mining Operations* section for targets for specific mines.

Consolidated capital expenditures, including pre-stripping, are anticipated to be approximately $260 million in 2005. Major investments include $32 million at North Mara for the Gokona Pit startup, $24 million at Cortez for mobile equipment and further development of Cortez Hills, $15 million at Porcupine for the continued development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $11 million at South Deep for underground development and infrastructure, $8 million at Kanowna Belle for mine development and $7 million for development at Osborne. In addition, Placer

Dome's share of deferred stripping expenditures in 2005 is anticipated to be approximately $35 million.

Exploration expenditures in 2005 are anticipated to be approximately $90 million, up from $77 million in 2004. About $60 million of this total will be allocated to exploration activities within an economic radius of existing mine sites, with the highest spending levels at Cortez, Campbell, Kanowna Belle, Kalgoorlie West, North Mara and Granny Smith.

Placer Dome also plans to spend approximately $55 million in 2005 on resource development, technology advancement, gold marketing and other related items. The largest component, $23 million, relates to its development project portfolio. Before allowance for non-cash stock-based compensation (see note 1 to the Consolidated Financial Statements), expenditures on general and administrative items are forecast to be approximately $72 million in 2005, up from $64 million in 2004 due to the continued strength of other currencies against the U.S. dollar and additional information technology support expenditures.

Exploration and Development Projects

Note: For details concerning mineral reserve and mineral resource estimates at Cortez Hills and mineral resource estimates at the Corporation's other exploration and development projects (including qualified persons) refer to the Corporation's *Mineral Reserve* and *Mineral Resource* tables and notes in this report. The qualified person responsible for other scientific or technical information concerning development projects is Alfred L. Hills, P.Eng., Vice-President, Evaluations. Readers are advised that mineral resources that have not been classified as mineral reserves do not have demonstrated economic viability.

The **Cortez Hills** project, on the 60%-owned Cortez Joint Venture property, encompasses a high-grade open pit exploration discovery made in 2003 combined with an adjacent lower-grade deposit known as the Pediment deposit.

Exploration activities continued throughout the year on the 60% owned Cortez Hills/Pediment complex with a feasibility study on the project commencing in the third quarter of 2004. More than 150 holes were drilled on the deposits in 2004 of which about 60% were targeted at resource definition, 30% at resource expansion and 10% at condemnation drilling to allow for planning of infrastructure sites. Exploration during the year was successful in further defining a steeply dipping high-grade deposit amenable to open pit mining and has identified a shallow dipping, high-grade mineral resource that will be investigated for mining with underground techniques. The open pit portion of the deposit is sufficiently defined to allow for feasibility study work to be completed on the deposit. The deposit remains open at depth to the west.

At December 31, 2004, Placer Dome's share of the Cortez Hills proven and probable gold mineral reserve was 4.4 million ounces consisting of 3.4 million ounces proven (20.2 million tonnes at average grade of 5.25 g/t) and 1.0 million ounces probable (8.5 million tonnes at average grade of 3.50 g/t), an increase of 1.2 million ounces from year-end 2003. The mineral reserve estimate is reduced slightly from mid-year as geotechnical work has resulted in a flattening of some of the pit wall angles leading to a shallower open pit. A portion of the mineral reserves have been reclassified as mineral resources. Geotechnical work will continue in the first half of 2005 and will include assessing the potential for steepening pit walls. The potential to extract pit bottom mineral resources from underground will also be assessed at a later date.

The feasibility study on the deposit is scheduled for completion during the second half of the year and is examining, among other issues, optimal mining configurations, transportation of ore to the Pipeline mill and the merits of expanding the Pipeline mill.

Development and condemnation drilling will continue as part of the Cortez Hills/Pediment development. Limited exploration on the Cortez Hills deposit will occur in 2005. Placer Dome has budgeted more than $8 million in 2005 for continued feasibility study work on Cortez Hills/Pediment. As part of the exploration of the overall deposit, the joint venture is examining the merits of driving an exploration drift from a nearby existing Cortez open pit to allow for more effective exploration of underground targets. A decision on this issue is expected in the third quarter of 2005.

The **Pueblo Viejo** project is assessing the viability of mining a 15 million ounce refractory gold mineral resource from an historic mining area in the Dominican Republic. Placer Dome acquired 100% of the project through an agreement with the Dominican government in 2002.

Placer Dome has completed a pre-feasibility study on the Pueblo Viejo property that contemplates a conventional open pit mining operation, sourcing ore from the Monte Negro and the Moore deposits. The processing circuit selected for the study consists of a standard crushing and grinding circuit followed by whole ore pressure oxidation with a conventional carbon-in-leach cyanide leach circuit to recover the gold. Gold recoveries are expected to range between 89% and 94% depending on ore type, with silver recoveries averaging about 5%. The processing plant capacity is anticipated at approximately 15,000 tonnes per day. Capital costs for the mine are estimated at between $800 million and $850 million including a 15% contingency of approximately $100 million.

Production from the mine, if constructed, is expected to average about 800,000 ounces of gold annually over the first six years of the mine life and between 600,000 and 650,000 ounces per year over a 17-year mine life. Cash costs are expected to average approximately $200 per ounce over the life of the mine, including royalties payable to the Dominican government.

Placer Dome is moving the project to feasibility study with completion expected in the second half of 2005. Power supply is a key issue that remains to be fully addressed during the feasibility study. Power costs used in the pre-feasibility study were based on an owned coal-fired power plant being constructed near existing power facilities on the south coast of the country. The capital cost to build a 125 megawatt power plant is estimated at $175 million to $200 million and is not included in the above capital cost estimate. A number of owned and third-party alternatives for power supply are being studied.

The **Cerro Casale** project contemplates mining a large gold-copper porphyry deposit in the Andean highlands in Chile. Cerro Casale is one of the world's largest undeveloped gold and copper deposits, owned indirectly by Placer Dome (51%), Bema Gold Corporation (24%) and Arizona Star Resource Corp. (25%). Placer Dome acquired its interest in 1998 for a cash payment, funding of a feasibility study and the commitment to fund up to $1.3 billion for construction of the mine. Placer Dome completed a feasibility study on the project in 2000. At the time the project was not economic. The feasibility study was updated for then contemporary capital and operating cost estimates in early 2004.

Placer Dome issued a certificate to its partners in late September 2004 indicating that it had commenced or is continuing to use reasonable efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders' agreement. Subject to the terms of the shareholders' agreement, Placer Dome has until the end of 2005 to arrange such financing.

Since that time, the focus of efforts has been on the commercial arrangements for the project. These specifically include the above referenced financing, power supply contracts and off-take arrangements. A technical review of the project is also under way, examining optimization opportunities. Additionally, the capital and operating costs for the project are being reviewed to assess any impact of continued cost inflation.

Placer Dome's share of Cerro Casale's estimated measured and indicated mineral resources is 13.0 million ounces of gold and 3.3 billion pounds of copper. This project contemplates a large-scale open pit mine that could produce (Placer Dome's share) approximately 500,000 ounces of gold and 65,000 tonnes of copper per year over an 18-year mine life.

Based on work completed in early 2004, capital costs for the project were estimated at $1.65 billion on a 100% basis. Assuming a copper price of $0.95 per pound, Cerro Casale's cash costs were projected at approximately $115 per ounce (net of copper credits). Total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce.

The **Donlin Creek** project contemplates an open pit operation mining a large refractory gold deposit in southwest Alaska. Placer Dome owns 30% of the project and is earning an additional 40% by funding $32 million of exploration and development, completing a feasibility study on the project and by making a decision to build a mine to produce at least 600,000 ounces of gold per year (on a 100% basis). Placer Dome's share of the project's measured and indicated gold mineral resources and inferred gold mineral resource, assuming 70% ownership, is 7.8 million ounces and 10.0 million ounces, respectively.

Work in 2004 consisted of a preliminary assessment on the viability and economics of the project. Based on this work, Placer Dome is committing $11 million to the development of the project in 2005. About half of the funds will be used for drilling to reclassify a portion of the inferred gold mineral resource to a measured and indicated gold mineral resource. Work on design concepts, infrastructure planning, power supply and geotechnical requirements are also ongoing. Baseline environmental studies are being completed in order to commence the permitting process later this year.

In north-central British Columbia, a pre-feasibility study is expected to commence shortly on the **Mount Milligan** project, a large gold-copper porphyry deposit containing estimated measured and indicated mineral resources of 5.6 million ounces of gold and 1.7 billion pounds of copper (refer to the *Mineral Reserve* and *Mineral Resource* tables for further details and qualified persons). During 2005, the focus of activities will include additional conventional metallurgical test work and an investigation of new concentrate processing options. A decision will be made in 2005 on whether a feasibility study is warranted.

Hedging and Sensitivities

In 2005, Placer Dome expects to reduce its committed ounce position of its precious metals sales program to 7.5 million ounces of gold by delivering into contracts.

The sensitivity of annual net earnings to key metal price changes based on metal prices of $400 per ounce for gold and $1.20 per pound for copper and projected 2005 sales volumes is estimated as follows:

	Change in 2005 net earnings				
		Increase in price		Decrease in price	
	Price change	(millions of $)	Per share	(millions of $)	Per share
Gold	$25.00/oz.	46	$ 0.10	(44)	$ (0.10)
Copper	0.05/lb.	11	0.03	(13)	(0.03)

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to mine operating costs and non-hedge derivatives of the Australian dollar, the Canadian dollar, the Chilean peso, the Papua New Guinean kina and the South African rand to the U.S. dollar for projected 2005 sales volumes is estimated as follows:

	Change in 2005 net earnings				
		Local currencies appreciate by 10%		Local currencies depreciate by 10%	
	Rate December 31, 2004	(millions of $)	Per share	(millions of $)	Per share
Australian dollar	1.2847	(10)	$ (0.02)	14	$ 0.03
Canadian dollar	1.2037	(3)	(0.01)	7	0.02
Chilean peso	556	(6)	(0.02)	6	0.02
Papua New Guinean kina	3.05	(3)	(0.01)	3	0.01
South African rand	5.66	(8)	(0.02)	8	0.02

Review of Mining Operations

Production and Operating Summary

		For the 12 months ended December 31									Estimated annual 2005		
Mine	Placer Dome's share (% of mine production)	Year	Mine operating earnings[1]	Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Production (ozs, 000s lbs)	Production % change	Cost per unit[2] ($/oz, $/lb) Cash	Cost per unit[2] ($/oz, $/lb) Total	Production (ozs, 000s lbs)	Cost per unit[12] ($/oz, $/lb) Cash	Cost per unit[12] ($/oz, $/lb) Total
Gold													
Canada													
Campbell	100%	2004	$ 14	446	15.3	95.7	209,045	+6%	276	344	200,000	285	365
		2003	$ 21	363	17.6	96.1	197,114		202	264			
Musselwhite	68%	2004	10	992	5.3	95.8	163,386	+8%	269	345	165,000	275	355
		2003	4	905	5.5	95.5	151,422		250	330			
Porcupine	51%	2004	20	2,038	3.4	91.9	201,710	-13%	236	306	185,000	255	335
		2003	22	2,106	3.7	92.4	233,101		206	262			
United States													
Bald Mountain[3]	100%	2004	2	2,019	0.8	•	46,685	-48%	349	379	90,000	330	380
		2003	8	4,125	0.7	•	90,601		228	279			
Cortez[3],[4],[5]	60%	2004	125	22,899	1.2	•	630,801	-1%	162	201	505,000	185	225
		2003	114	14,399	1.8	•	639,241		135	172			
Golden Sunlight[6]	100%	2004	1	–	–	–	2,419	-99%	–	–	90,000	265	335
		2003	52	2,245	4.0	82.1	234,946		143	151			
Turquoise Ridge[7]	75%	2004	(1)	323	13.5	90.4	126,921	+37%	343	352	150,000	280	300
	100%	2003	8	211	14.3	95.7	92,965		215	220			
Australia													
Granny Smith	100%	2004	(10)	4,434	2.1	89.3	267,267	-5%	354	440	325,000	310	420
		2003	11	3,955	2.5	88.8	280,129		246	320			
Henty	100%	2004	17	288	16.0	96.4	143,064	+40%	170	283	110,000	210	335
		2003	3	289	11.4	95.6	102,070		204	308			
Kalgoorlie West	100%	2004	(1)	3,053	2.7	95.6	262,553	-34%	335	418	250,000	350	430
		2003	(4)	3,438	3.8	95.2	396,254		271	364			
Kanowna Belle	100%	2004	22	1,900	4.4	89.4	237,291	-10%	254	316	245,000	280	360
		2003	21	1,909	4.9	89.0	262,889		204	283			
Osborne[8]	100%	2004	•	1,533	1.0	82.3	41,630	+11%	•	•	41,000	•	•
		2003	•	1,485	1.0	80.5	37,357		•	•		•	•
Papua New Guinea													
Misima[9]	80%	2004	6	1,850	0.8	87.5	40,522	-57%	275	281	–	–	–
		2003	4	4,471	0.7	87.6	94,837		276	310			
Porgera	75%	2004	126	4,691	5.8	88.4	764,809	+20%	192	228	720,000	255	295
		2003	42	4,242	5.3	87.6	638,940		256	301			
Chile													
La Coipa[10]	50%	2004	15	3,282	1.1	81.2	90,932	-9%	231	300	100,000	245	325
		2003	10	3,208	1.2	83.6	99,637		208	291			
South Africa													
South Deep	50%	2004	(5)	1,100	6.2	97.2	214,293	-3%	394	437	230,000	350	400
		2003	4	979	7.2	96.9	220,371		301	342			
Tanzania													
North Mara[11]	100%	2004	25	2,128	3.4	92.0	208,484	+133%	230	289	290,000	230	320
		2003	7	869	3.4	93.5	89,525		225	301			
Metal hedging loss		2004	(63)										
		2003	54										
Currency hedging gain		2004	15						(4)	(4)			
		2003	–						–	–			
Total gold		2004	$ 303				3,651,812	-5%	240	298	3,650,000 - 3,750,000	250- 260	315- 325
		2003	$ 371				3,861,399		218	274			
Copper													
Osborne[8]	100%	2004	30	1,533	2.7	93.9	87,404	-7%	0.69	0.84	80,000	0.91	1.04
		2003	4	1,485	3.0	96.0	93,638		0.56	0.69			
Zaldivar[3]	100%	2004	229	18,169	1.0	•	325,406	-2%	0.51	0.66	332,000	0.55	0.68
		2003	56	16,942	1.1	•	331,720		0.51	0.66			
Metal hedging loss		2004	(57)										
		2003	(5)										
Total copper		2004	$ 202				412,810	-3%	0.55	0.70	410,000 - 420,000	0.60- 0.65	0.75- 0.80
		2003	$ 55				425,358		0.52	0.67			
Other[1]		2004	(21)										
		2003	(20)										
Consolidated mine operating earnings[1]		2004	$ 484										
		2003	$ 406										

Notes to the Production and Operating Summary:

(1) Mine operating earnings represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. Consolidated mine operating earnings, (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings are comprised of sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to U.S. Financial Accounting Standards Board ("FASB") Statement of Accounting Standards No. 109- Accounting for Income Taxes ("SFAS 109"), on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets or liabilities for the tax effect of such differences. Other mine operating earnings include a charge of $13 million (2003 – $9 million) related to the amortization of the property, plant and equipment allocation. Balance includes $6 million (2003 – $5 million) for Porgera, $3 million (2003 – $1 million) for North Mara, $1 million (2003 – $2 million) for Kalgoorlie West, $1 million (2003 - $1 million) for Zaldívar, and $1 million (nil in 2003) for each of Kanowna Belle and Henty.

(2) Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard are:

	2004 $/oz.	2003 $/oz.	2002 $/oz.
Direct mining expenses	$ 238	$ 208	$ 164
Stripping and mine development adjustment	(15)	(3)	2
Third party smelting, refining and transportation	1	1	1
By-product credits	(1)	(1)	(1)
Cash operating costs per ounce	**223**	**205**	**166**
Royalties	15	12	10
Production taxes	2	1	2
Total cash costs per ounce	**240**	**218**	**178**
Depreciation	30	34	44
Depletion	23	19	5
Reclamation and mine closure	5	3	4
Total production costs per ounce	**298**	**274**	**231**

(3) Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(4) During the second quarter of 2004, Placer Dome changed its accounting policy with respect to deferred stripping, retroactive to January 1, 2004, to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on a pre and after-tax basis by $4 million ($0.01 per share).

(5) The Cortez mine processes material by way of carbon-in-leach and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production ozs
Carbon-in-leach ("CIL")				
2004	**1,856**	**5.4**	**88.3**	**285,645**
2003	2,071	6.5	89.8	390,087
Heap leach				
2004	**20,789**	**0.7**	**Note 3**	**297,371**
2003	12,049	0.9	Note 3	198,107
Sale of carbonaceous ore				
2004	**254**	**6.8**	**86.6**	**47,785**
2003	278	6.7	85.1	51,047
Total				
2004	**22,899**	**1.2**	**Note 3**	**630,801**
2003	14,398	1.8	Note 3	639,241

(6) Production from Golden Sunlight was suspended in December 2003 and operations will recommence in January 2005 when ore is delivered to the mill from stages 5B and 2B.

(7) Production from the Turquoise Ridge mine relates to third party ore sales. In December 2003, Placer Dome and Newmont Mining Corporation formed the Turquoise Ridge Joint Venture. Results prior to this represent 100% of the mine's results, and 75% thereafter. The cash and total cost per ounce balances do not include the cost of processing the ore.

(8) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9) Silver was a by-product at the Misima mine, where grade, recovery and Placer Dome's share of production for silver were 7.1 grams of silver per tonne, 35.8% and 162,000 ounces, respectively for 2004, and 7.5 grams of silver per tonne, 38.5% and 433,000 ounces, respectively, for 2003. Mining was completed at Misima in May 2001, but processing of stockpiles continued until May 2004.

(10) Gold and silver are accounted for as co-products at the La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to the gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 151,064 ounces for 2004, and 154,519 ounces for 2003. At La Coipa (50%), grade, recovery and production for silver were 60.8 grams of silver per tonne, 57.5% and 3,693,000 ounces, respectively, for 2004 and 65.0 grams of silver per tonne, 60.7% and 4,067,000 ounces, respectively, for 2003.

(11) On July 23, 2003, Placer Dome completed the acquisition of East African Gold Mines Limited which owns 100% of the open pit North Mara mine in northern Tanzania.

(12) Estimated 2005 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.2048, 1.2821, 3.00, 600, and 6.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2004 these exchange rates were, 1.2036, 1.2847, 3.05, 556 and 5.66 to 1, respectively.

2004 Compared with 2003

Mine operating earnings were $484 million in 2004, 19% higher than 2003 due primarily to higher contributions from copper, partially offset by lower gold operating earnings.

Gold operating earnings decreased 18% in 2004 to $303 million, compared with $371 million in 2003. Gold sales revenue was $1,393 million in 2004 compared with $1,440 million in the prior year, a decrease of 3% reflecting a 6% decrease in sales volume, partially offset by an $11 per ounce increase in the average realized price. Consolidated gold production in 2004 decreased 6% to 3,571,000 ounces from 3,785,000 ounces in 2003 reflecting the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, the focus of mining operations at Bald Mountain on stripping of the Top Pit of Stage 7, and reduced production from the Kalgoorlie West and Granny Smith mines. This was partially offset by the acquisition of the North Mara mine in July 2003, and higher production from the Porgera, Turquoise Ridge and Henty mines.

The increase in average realized sales price was due to a 13% increase in the average spot gold price, offset by a decrease in the contribution from Placer Dome's precious metals sales program to negative $63 million in 2004 from positive $54 million in 2003. Placer Dome's share of cash and total production costs per ounce for 2004 were $240 and $298, respectively, compared with $218 and $274 in 2003. The increase in cash costs per ounce was due primarily to the appreciation of the Canadian and Australian dollars, the Papua New Guinean kina, the South African rand and the Chilean peso and against the U.S. dollar (cumulatively $14 per ounce), increased global energy prices ($6 per ounce) and other commodity input costs, partially offset by a positive $15 million contribution from Placer Dome's currency hedging program. The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, South African rand and the Chilean peso to the U.S. dollar appreciated 8%, 13%, 13%,17% and 13%, respectively, from 2003 to 2004.

Copper operating earnings of $202 million in 2004 were 267% higher than 2003 due primarily to a 45% higher realized price per pound and a 5% increase in sales volume, partially offset by increased costs at Osborne. Copper sales revenue was $491 million compared with $318 million in 2003, reflecting the increase in the average realized price and a 5% increase in sales volume, partially offset by a negative contribution of $57 million (2003 – $5 million) from Placer Dome's copper hedging program. Consolidated copper production was 413 million pounds (187,244 tonnes), a 3% decrease from 2003 due to lower production from the Osborne and Zaldivar mines. Consolidated cash and total production costs per pound of copper were $0.55 and $0.70, respectively, compared with $0.52 and $0.67, respectively, in 2003. The increase was due to higher costs at Osborne related to the appreciation of the Australian dollar, higher royalties and shipping charges and lower production.

Canada

- Production at the **Campbell** mine in 2004, at 209,045 ounces, was 6% above 2003 levels, as higher tonnage more than offset lower grades. Cash costs per ounce, at $276, increased 37% from the prior year primarily due to the processing of increased tonnage of lower-grade ore, increased development work and the stronger Canadian dollar. Gold production in 2005 is expected to be 4% lower than 2004 due to anticipated lower grade. Cash costs per ounce are expected to be 3% higher than 2004 levels due to lower production and the continued strength of the Canadian dollar. See the *Strategic Review* section for an update on DC zone development.
- Placer Dome's share of production at **Porcupine** in 2004 was 201,710 ounces, 13% lower than 2003 due to lower throughput, grades and recoveries. This reflects a reduction in production from the Dome underground which closed as planned in late May 2004, partially offset by increased production from the lower-grade Dome open pit. Cash costs per ounce, at $236, were negatively impacted by lower production levels and the stronger Canadian dollar. Gold production in 2005 is expected to be 8% lower than 2004 due to the planned closure of the Dome open pit in the third quarter of 2005, offset partially by production from the lower-grade Pamour pit. Overburden removal at the Pamour pit commenced in the fourth quarter of 2004 with gold production expected to start in the third quarter of 2005 (see the *Strategic Review* section). Cash costs per ounce are expected to be 8% higher than in 2004 due to lower production levels and the continued strength of the Canadian dollar.

United States

- Placer Dome's share of production from the **Cortez** mine in 2004, at 630,801 ounces, was 1% below 2003 as increases in heap leach production due to increased tonnage were partially offset by lower heap leach grade and lower CIL production due to lower grades. Unit cash production costs at $162 per ounce were 20% above 2003 levels, primarily due to lower CIL grades and an increased proportion of production from relatively lower-grade heap leach ore.

  During 2004 work continued on the Cortez Hills deposit. See the *Development Projects* section for complete information.

  Gold production in 2005 is expected to be 18% lower than in 2004 primarily due to lower CIL and heap leach grades. Cash and total production costs are expected to rise by about 14% to $185 per ounce and 12% to $225 per ounce, respectively, compared with 2004 due to lower production.
- At the **Bald Mountain** mine, production in 2004 was 46,685 ounces, 48% lower than 2003 with a corresponding increase in cash costs. Activities at the site during 2004 were focused on pre-stripping and waste removal of Stage 7 of Bald Mountain's Top Pit to facilitate sustained ore production beginning in the third quarter of 2005. Production at Stage 7 is scheduled to ramp up during 2005 and is expected to continue until the first quarter of

2007, with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2005 is expected to be 93% higher than in 2004 due to full development of the ore body where higher grades and lower strip ratios exist.

- Production at **Golden Sunlight** was 2,419 ounces in 2004, down from 234,946 in 2003. Mining from the open pit and the underground mines ceased in August and December 2003, respectively. Production from Golden Sunlight was suspended in December 2003 and recommenced in January 2005 when ore was delivered to the mill from Stages 5B and 2B. Production in 2005 is expected to be 90,000 ounces, at a cash cost per ounce of $265. See the *Strategic Review* section for complete information.
- Placer Dome's share of production from **Turquoise Ridge** was 126,921 ounces in 2004, 37% above 2003, representing a full year of production, partially offset by a lower ownership percentage. Construction work at Turquoise Ridge was completed during 2004 (see the *Strategic Review* section). Placer Dome's 75% share of gold production from the Turquoise Ridge and Getchell mines in 2005 is expected to be 150,000 ounces. Placer Dome's share of cash and total costs per ounce for the production of ore is $280 and $300, respectively. These unit costs do not include the cost of processing the ore.

Australia and Papua New Guinea

- At the **Porgera** mine, Placer Dome's share of production in 2004, at 764,809 ounces, was 20% above 2003 primarily due to higher throughput, reflecting the installation of the secondary crusher, and higher grades. Cash costs per ounce were $192 or 25% lower than the prior year, as increased production more than offset strengthening currencies.

  Placer Dome's share of gold production in 2005 is expected to be 720,000 ounces, a 6% decrease over 2004. The production in the first half of 2005, sourced from Stage 4, is expected to be marginally higher than the comparative 2004 period, however the second half of 2005 will be sourced from Stage 5, which has harder ore and lower grades, resulting in 14% lower production than in the first half of the year. Unit cash costs are expected to increase by approximately 33% in 2005 from 2004 due to lower production levels, increased operating costs, and the continued weakness of the U.S. dollar.

- At the **Granny Smith** mine, production in 2004, at 267,267 ounces, was 5% below that of the prior year due to the planned processing of low-grade stockpile ore in the first half of the year while stripping activities continued on Stage 3 of the Wallaby open pit. In the second half of the year, production was 14% above the prior-year period due to the processing of softer ore from Stage 3. Cash costs per ounce were $354, a 44% increase over the prior-year period due to lower production, and the continued strength of the Australian dollar against the U.S. dollar.

  In 2005, production is expected to be approximately 325,000 ounces, a 22% increase from 2004 due primarily to higher open pit grades and minimal milling of low grade stockpiles. Unit cash costs are expected to decrease by 12% in 2005 due to higher production, partially offset by higher costs and the appreciation of the Australian dollar against the U.S dollar. The Wallaby underground feasibility study will continue in 2005. See the *Strategic Review* section for complete information.

- Production from **Kalgoorlie West** in 2004, at 262,553 ounces, was down 34% from 2003 due to the closure of the mill at Kundana in the first quarter of 2004 and the completion of open pit operations at certain other deposits in December 2003. Cash and total costs per ounce were $335 and $418, respectively, a 24% and 15% increase from 2003 due to the use of low-grade ore to supplement mill feed, and the continued strength of the Australian dollar against the U.S. dollar.

  In 2005, production is expected to be about 250,000 ounces, a decrease of 5% from 2004. Unit cash costs are expected to be $350 per ounce, 4% higher than in 2004 due to lower production levels.

- At the **Kanowna Belle** mine, production for 2004 was 237,291 ounces, 10% below 2003 due to lower grades as ground problems in the first quarter resulted in the use of low-grade stockpiled ore to supplement the mill feed, and delays in processing caused by the high sulphur content of the ore. Cash and total costs per ounce were $254 and $316, respectively, a 25% and 12% increase from 2003 due to lower production and the appreciation of the Australian dollar against the U.S. dollar. In 2005, production is expected to be about 245,000 ounces, an increase of 3% over 2004. Unit cash costs are expected to increase by approximately 10% to $280 per ounce due to higher operating costs and the continued strength of the Australian dollar against the U.S. dollar.
- At the **Osborne** mine, copper and gold production in 2004 were 87 million pounds (39,646 tonnes) and 41,630 ounces respectively, a decrease of 7% and an increase of 11% from 2003 levels as higher throughput was offset by lower grades and recovery for copper, but for gold was further increased by higher recoveries. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.69 and $0.84, respectively, a 23% and 22% increase, respectively, from 2003 due to higher shipping costs and the appreciation of the Australian dollar against the U.S. dollar. Copper and gold production for 2005 are expected to decrease 8% and 4%, respectively, from 2004 levels. Cash and total costs per pound are expected to increase 32% and 24%, respectively to $0.91 and $1.04, respectively due to lower production, higher smelting and refining charges, increased mine development costs and the continued strength of the Australian dollar against the U.S. dollar.
- At the **Henty** mine, gold production in 2004 was 143,064 ounces, a 40% increase over 2003 levels due to higher grades. Cash and total costs per ounce were $170 and $283, respectively, 17% and 8% below 2003 levels as higher production more than offset the appreciation of the Australian dollar against the U.S. dollar. In 2005, production is expected to be about 110,000 ounces, 23%

lower than 2004, as grades return to previous levels. This, combined with the appreciation of the Australian dollar against the U.S. dollar, is expected to increase cash and total costs per ounce to $210 and $335, respectively.

South Africa and Tanzania

- At the **South Deep** mine, Placer Dome's share of production for 2004 was 214,293 ounces, 3% below 2003 due to lower milled grade. Ongoing issues relating to the implementation of continuous operating working arrangements and the cessation of mining in uneconomic stopes resulted in the need to use low-grade surface ore to supplement the mill feed. Unit cash and total production costs increased by 31% and 28%, respectively, to $394 and $437 per ounce, respectively, due primarily to an 18% appreciation in the average exchange rate of the rand for the U.S. dollar. See the *Risks and Uncertainties* section for the status of the proposed Mineral and Petroleum Resources Development Act and associated legislation.

  During 2004, work on the South Deep Twin Shaft project was completed. See the *Strategic Review* section for complete information.

  In 2005, Placer Dome's share of gold production is expected to be approximately 230,000 ounces, a 7% increase over 2004 due to higher throughput and grades. Unit cash costs are expected to decrease by approximately 11% to $350 per ounce in 2005 from 2004 due to higher production levels, the weakening of the Rand relative to the U.S. dollar, and a reduced workforce. Early in 2004, South Deep restructured and reduced management. In the fourth quarter, as part of its ongoing efforts to improve mine costs, the South Deep mine completed a restructuring which reduced the workforce by approximately 350 people.

- At the **North Mara** mine, production was 208,484 ounces, a 133% increase over 2003 due primarily to the inclusion of the operation for the entire 2004 year. On July 23, 2003, Placer Dome completed the acquisition of the North Mara open pit gold mine in northern Tanzania. Accordingly, results of operations of the North Mara mine have been included from that date forward. Cash costs, at $230 per ounce, were in line with the prior year's levels. An expansion of the site's nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum and an assumption of mining operations from the existing contractor were completed in the fourth quarter of 2004 (see the *Strategic Review* section). Gold production in 2005 is expected to be approximately 290,000 ounces, 39% above 2004 due to the mining operations moving into the higher grade Gokona pit, where ore should be exposed in the fourth quarter, increased mining activity through the purchase of additional mining capacity, and the increased mill throughput. Cash costs per ounce, at $230, are expected to be in line with 2004; however, total costs per ounce are expected to increase to $320 due to additional depreciation related to the plant upgrade, the purchase of the mining fleet and the startup of the Gokona pit.

Chile

- At the **Zaldívar** mine, 2004 results were in line with the prior year's as it produced 325 million pounds (147,602 tonnes) of copper, at a cash and total cost per pound of $0.51 and $0.66 respectively. In 2005, production is targeted at 332 million pounds (150,500 tonnes) as the recovery issue mentioned above reverses, with cash costs increasing to $0.55 per pound, reflecting higher acid, fuel, labour and parts costs.

2003 Compared with 2002

Mine operating earnings were $406 million in 2003, 25% higher than 2002 due primarily to higher contributions from gold.

Gold operating earnings increased by 32% in 2003 to $371 million compared with $282 million in 2002. Gold sales revenue was $1,440 million in 2003 compared with $916 million the prior year, an increase of 57%, reflecting a 41% increase in sales volume and a $38 per ounce increase in the average realized price. Consolidated gold production in 2003 increased by 37% to 3,785,471 ounces from 2,755,995 ounces in 2002, reflecting the inclusion of the acquisitions of AurionGold in the fourth quarter of 2002 and East African Gold effective July 23, 2003 and increased production from the Golden Sunlight, Porgera, Turquoise Ridge and South Deep mines. This was partially offset by decreased production at the Granny Smith and Bald Mountain mines.

The increase in average realized sales price was due to a 17% increase in the average spot gold price partially offset by a decrease in the contribution from Placer Dome's precious metals sales program to $54 million in 2003 from $82 million in 2002. Placer Dome's share of cash and total production costs per ounce for 2003 were $218 and $274, respectively, compared with $178 and $231 in 2002. The increase in cash cost per ounce was due primarily to the inclusion of the relatively higher-cost AurionGold mine interests acquired in the fourth quarter of 2002 ($10 per ounce), and the impact of the following items on Placer Dome's other mining operations: the appreciation of the South African rand, the Canadian and Australian dollars and the Papua New Guinea kina against the United States dollar (cumulatively $15 per ounce); and increased global energy costs ($6 per ounce). The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina and South African rand to the U.S. dollar appreciated 12%, 20%, 9% and 40%, respectively, from 2002 to 2003.

Copper operating earnings of $55 million in 2003 were 4% higher than 2002 due primarily to a 13% higher realized price per pound, partially offset by decreased sales volume and increased costs. Copper sales revenue was $318 million compared with $289 million in 2002, reflecting the increase in the average realized price partially offset by a 4% decrease in sales volume. Consolidated copper production was 425.4 million pounds (192,960 tonnes), approximately the same as last year due to lower production from the Osborne mine being mostly offset by increased production at the Zaldivar mine. Consolidated cash and total production costs per pound of copper were $0.52 and $0.67, respectively, compared with $0.45 and $0.58, respectively, in 2002. The increase was due to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and higher acid expenditures and unplanned maintenance costs at the Zaldivar mine.

Review of Financial Results

General and Administrative Expenses

General and administrative expenses were $64 million in 2004, $51 million in 2003 and $40 million in 2002. Both 2004 and 2003 were negatively impacted by the weakening of the U.S. dollar. Expenses in 2004 were also adversely impacted by increased corporate activity. Costs in 2003 were also impacted by costs associated with the integration of the AurionGold and East African Gold operations.

Exploration Expense

	2004	2003	2002
Mine sites	$ 52	$ 53	$ 28
Other projects	25	23	24
	$ 77	**$ 76**	**$ 52**

Expenditures for mine site exploration, where the probability of success and benefit is highest, was similar to 2003. In 2003, such exploration increased to $53 million compared with $28 million in 2002. The increase was due in part to Placer Dome's strategic focus on increasing the percentage of exploration dollars spent at existing mine sites. The Kalgoorlie region and Campbell mine continued to be the largest areas of focus in 2004.

Resource Development, Technology and Other Expenses

	2004	2003	2002
Pueblo Viejo development study	$ 14	$ 9	$ 3
Donlin Creek development study	7	6	–
Cerro Casale feasibility study and holding costs	3	1	1
Turquoise Ridge development and holding costs	–	6	15
Other	5	3	–
Total Resource Development and Holding Costs	**29**	**25**	**19**
Corporate development and business improvements	12	14	7
Technology	7	10	7
Gold marketing	7	6	7
Amortization of mineral rights acquired	2	10	–
Equity Silver reclamation	1	2	12
Turquoise Ridge environmental	–	(9)	–
Other	5	6	3
	$ 63	**$ 64**	**$ 55**

Technology expenditures relate to the research and development of improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. Development and holding costs for Turquoise Ridge in 2003 and 2002 related to ongoing site costs subsequent to the suspension of Getchell's mining operations and standby costs as Turquoise Ridge ramps up.

During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess or the carrying value over the estimated residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment (see note 2(b) to the Consolidated Financial Statements). Reclamation costs for Equity Silver in 2002 related to an accrual for additional capital expenditures to upgrade water treatment facilities.

Write-downs of Assets and Restructuring Charges

In 2004, a write-down of mining assets and restructuring charges totalled $20 million ($14 million after tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in $16 million of write-offs. Restructuring charges of $4 million were incurred, primarily at the South Deep mine due to the restructuring and reduction of the workforce.

Annually, or more frequently as circumstances require, Placer Dome performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

Mining interest impairment analyses were performed using a long-term gold price of $375 per ounce in 2004, $350 per ounce in 2003 and $300 per ounce in 2002. In 2004, aside from the mining assets discussed above, 2003 and 2002, no write-downs of mining properties were required.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties, including the ultimate gold content of the mineralized material, the efficiency of the gold recovery, and the ultimate costs to extract and process the ore. Should the gold price fall below the $375 per ounce level over the longer term, or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Derivative Gains (Losses)

	2004	2003	2002
Realized non-hedge derivative gains (losses)			
Currencies	$ 1	$ 7	$ (8)
Metals	(20)	(5)	–
Unrealized non-hedge derivative gains (losses)			
Currencies	3	32	24
Metals	(12)	12	(13)
	$ (28)	$ 46	$ 3

In 2004, Placer Dome realized losses on metals derivatives on gold and copper option contracts as prices increased. In 2003, Placer Dome realized gains on currency derivatives, primarily on option contracts relating to the Australian dollar. The unrealized non-hedge derivative gains (losses) relate to the change in mark-to-market values of certain foreign currency forward and option contracts and certain metals option contracts which do not meet the exemption under SFAS 133 or SFAS 138. In 2002, some of these contracts were acquired as part of the AurionGold acquisition. The unrealized metal loss in 2004 reflected the increased gold price. The cumulative gain in 2003 reflected a strengthening of the Australian dollar relative to the U.S. dollar during the year, partially offset by an increasing gold price.

Investment and Other Business Income (Losses)

	2004	2003	2002
Interest income	$ 17	$ 6	$ 10
Gains on sales of investments and assets	6	–	9
Interest income on sale of water rights	5	6	6
Foreign exchange losses	(11)	(24)	(2)
Cumulative translation adjustment recognized on the closure of Misima	(34)	–	–
Dividend income	–	–	5
Loss on redemption of preferred securities	–	(5)	–
Other	6	14	11
	$ (11)	$ (3)	$ 39

Interest income in 2004 was $11 million higher than the prior year due to higher average cash and investment balances and interest rates. The decline in interest income in 2003 was due to lower short-term interest rates and lower average cash and investment balances. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. The 2004 and 2003 foreign exchange losses were due to the impact of the weakening of the U.S. dollar on net monetary liabilities denominated in other currencies. In the second quarter of 2004, with the shutdown of the Misima mine, Placer Dome realized a non-cash loss of $34 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income.

In the third quarter of 2002, Placer Dome recorded dividend income of $5 million from its investment in AurionGold. After the acquisition of control of AurionGold in the fourth quarter, the operations were consolidated. The $14 million of other income in 2003 included insurance recoveries, the receipt of an award from a lawsuit relating to Granny Smith and the early receipt of the remaining funds relating to the prior sale of the Mulatos property.

Interest and Financing Expense

Interest and financing costs were $86 million in 2004 compared with $72 million in each of 2003 and 2002. Of these amounts, $9 million was capitalized in 2004, $7 million in 2003 and $6 million in 2002 in connection with construction projects. The higher level of interest and financing expenses in 2004 reflected higher average debt levels in 2004, partially offset by the impact of lower interest rates.

Other Items Affecting Earnings

The effective tax rates were (90)% in 2004, (23)% in 2003 and 22% in 2002 (see note 8(c) to the Consolidated Financial Statements for further information). Income and resource tax recoveries in 2004 were largely due to an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal on August 31, 2004 which ruled in favour of Placer Dome. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal's decision to the Supreme Court of Canada. Management is of the view that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest. Also during 2004, earnings were favourably impacted by the recognition of an $88 million non-cash tax gain primarily for previously unrecorded tax benefits in Australia, an amount that is estimated more likely than not to be realized beyond 2004. These adjustments primarily reflect a more positive operational outlook in Australia and Papua New Guinea, including an improved gold price environment. During 2004, the Canadian dollar appreciated 7% against the U.S. dollar resulting in an increase in the net Canadian deferred tax assets and a deferred tax recovery of $19 million. The $34 million charge relating to the Misima cumulative foreign exchange loss was not deductible for tax purposes. Income and resource tax recoveries during 2003 were largely due to the recognition, in the second and fourth quarters, of a $111 million non-cash asset for previously unrecorded tax benefits related to Placer Dome's U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. This reflects a more positive outlook for the U.S. operations, including an improved gold price environment. The impact of the above asset recognition was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

Equity in earnings of associates, which primarily relates to Placer Dome's 50% interest in the La Coipa mine, was a gain of $7 million in 2004 compared with $7 million in 2003, and $5 million in 2002.

Net earnings in 2004 included the effect of a change in accounting policy related to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). The EITF is currently discussing stripping costs for mining operations, and should it reach a consensus, Placer Dome may be required to make further changes to its related accounting policies (see note 2(a) to the Consolidated Financial Statements for more details). Net earnings in 2003 included the effect of the adoption of a new standard (SFAS 143 *'Accounting for Asset Retirement Obligations'*) relating to accounting for post-mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(c) to the Consolidated Financial Statements for more details). The cumulative effect of this change was a non-cash reduction in 2003 net earnings on a pre-tax and after-tax basis by $23 million and $17 million, respectively. The application of this standard is expected to increase the volatility of mine operating earnings. Net earnings for 2002 included a non-cash charge of $8 million (pre and after tax) as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

Taxation

Placer Dome's profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2005 tax rates based on tax laws enacted as at December 31, 2004 for mining earnings in the principal jurisdictions in which operations are located. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

	Income tax	Mining tax or royalty	Withholding tax	Overall tax rate to Placer Dome
Canada				
Ontario	30.9% (i)	8.5% (ii)	–	39.4%
United States				
Montana	39.6% (iii)	1.0%	5.0%	42.6% (iii)
Nevada	35.0% (iii)	5.0%	5.0%	38.3% (iii)
Australia				
Queensland	30.0%	2.7% (iv)	–	30.0% (viii)
Western Australia	30.0%	2.5% (v)	–	30.0% (viii)
Tasmania	30.0%	5% (vi)	–	30.0% (viii)
Papua New Guinea	30.0%	2.0% (vii)	10.0%	37.0% (viii)
Chile	17.0%	– (ix)	18.0%	35.0% (x)
South Africa	38.0% (xi)	–	–	38.0%
Tanzania	30.0%	3.0%	10.0%	37.0% (xii)

(i) The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the Ontario provincial rate, reduced by the resource allowance and manufacturing and processing credit. Legislation to reform the Canadian federal income taxation of resource income passed into law on November 7, 2003. The new law reduces the federal corporate income tax rate for resource income to 25% effective January 1, 2005, and will be further reduced to 23% for 2006, and 21% for 2007. The resource allowance deduction will be phased out, with 65% deductibility in 2005, 35% in 2006, and eliminated in 2007. The new law further provides a phase in for the deductibility of provincial royalties and mining taxes, the impact of which have not been factored into determining the effective federal income tax rate.

(ii) The effective Ontario mining tax rate includes the processing allowance.

(iii) Income is principally earned in Montana and Nevada. The above income tax rate does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. Nevada imposes no corporate income tax. The above tax rates do not reflect the effects of percentage depletion and the domestic manufacturers deduction in computing taxable income that reduces the effective tax rate attributable to U.S. earnings. Percentage depletion is calculated as 15% of gross income from mining, limited to 50% of net income from mining. For 2005, the American Jobs Creation Act of 2004 added a domestic manufacturers deduction equal to 3% of the lesser of (i) qualified production activities income, and (ii) taxable income for the year. The domestic manufacturers deduction is limited to 50% of wages paid by the taxpayer during the year.

(iv) The Queensland royalty on gold revenue received can be elected for a five year period as either fixed at 2.7% of bulk samples approved by the Minister of Mining and Energy or variable ad valorem rates between 1.5% to 4.5%, depending on London market metal prices, which are advised quarterly. For each new project no royalty is payable on the first $30,000 of gold produced. The royalty rates for copper are the same as gold. However, in determining copper revenue, sea transport costs (ocean freight, marine insurance etc) to ports outside Queensland can be deducted. In addition to the $30,000 new project exemption, the royalty rates are halved in respect of the first $1 million of copper revenue derived in each quarter, to a maximum of $4 million per annum. A discount of 20% also applies where copper is processed to 95% contained metal in Queensland.

(v) The Western Australia royalty is based upon realized value of gold metal produced. A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged in that particular quarter is 1.25% of the realized value of the gold produced. No royalty is payable on the first 2,500 ounces of gold produced in a year.

(vi) The Tasmania royalty operates under a two tier system whereby the royalty is payable as a percentage of net sales (1.6%) and a percentage of profit ((40% x net profit (net sales) x net profit)). The maximum royalty payable is equivalent to 5% of net sales. A 10% rebate for producing dore is available where the maximum 5% of net sales threshold is not reached. No rebate applies once the 5% threshold is reached.

(vii) Papua New Guinea imposes a 2% gross sales tax on metal sold, which is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax ("VAT") purposes and to compensate the government for the loss of customs duty revenue. The levy was reduced to 3% effective January 1, 2002, and was to be further reduced and completely phased out by 2005. However, the 2003 National Budget announced the phase out was cancelled and the 3% levy to remain.

(viii) The overall tax rate excludes the royalty, sales tax or mining levy that is imposed on metal sold.

(ix) On December 14, 2004 a draft bill was introduced to the Chilean Congress proposing a 5% tax on taxable operational income of mine operators. Since the draft bill may not be legislated as proposed, as well as the bill proposing the mining tax will be effective January 1, 2006, the effect of this tax has not been considered for disclosure in the above rates.

(x) The basic tax on income in Chile is the First Category income tax, which is assessed at a rate of 17%. An additional Second Category tax is assessed at a 35% withholding rate on distributions or remittances, with a 17% credit granted for the First Category tax paid. This results in a combined overall tax burden of 35%.

(xi) Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax ("STC") and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep mine. The rate was re-calculated in 2002, using data and economic assumptions from the 2003 South Deep mine plan.

(xii) Mining activity in Tanzania is covered by a Mining Development Agreement with the Tanzania government, fixing the income tax rate, royalty tax rate, and dividend withholding tax rate applicable to mining profits in Tanzania.

Application of Critical Accounting Policies

Placer Dome's accounting policies are described in note 1 to the Consolidated Financial Statements. Set out below is a discussion of the application of Placer Dome's critical accounting policies that require the Corporation to make assumptions about matters that are uncertain at the time the accounting estimate is made, and where different estimates that could reasonably have been used in the current period – or changes in the accounting estimate that are reasonably likely to occur from period to period – would have a material impact on Placer Dome's financial statements. The following accounting policies have been identified as critical:

- carrying value of goodwill;
- carrying value of operating mines and development and exploration properties;
- depreciation, depletion and amortization;
- financial instruments;
- reclamation and remediation obligations;
- stockpiles, metal in circuit and product inventories;
- deferred income and resource tax assets;
- contingencies, and
- stock options.

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in this Management's Discussion and Analysis.

Carrying Value of Goodwill

At December 31, 2004, the carrying value of Placer Dome's goodwill was $454 million. As described in notes 3(b) and (c) to the Consolidated Financial Statements, this goodwill arose out of the acquisitions of AurionGold in 2002 and East African Gold in 2003, and it represents the excess of the aggregate purchase price over the fair value of identifiable net assets of AurionGold and East African Gold. The fair value of the identifiable net assets and the resultant allocation to specific assets and liabilities was determined based on the results of independent third party valuations primarily based on estimated discounted cash flows and depreciated replacement costs. Such goodwill was assigned to acquired reporting units in a reasonable, supportable and consistent manner. With the finalization of the East African Gold purchase price allocation in 2004, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. The key factors that gave rise to the changes were anticipated increased processing capacity, partially offset by increased environmental and sustainability costs.

The Corporation views this goodwill as representing a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. The independent valuations assumed production of 14.3 million and 5.7 million ounces of gold allocated to specific assets, respectively in the AurionGold and East African Gold acquisitions. In attempting to realize production at and beyond these levels, the Corporation will have to make expenditures on exploration and resource development which may be significant. Subject to any significant adverse change in the Corporation's long-term view of gold prices and foreign exchange rates, the Corporation has both the ability and intent to provide funding for this work. The ability to achieve production beyond these levels involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified and for Purchased undeveloped mineral interests. In all likelihood, the exploration initiatives now under way on the acquired properties will have to be successful for there not to be goodwill carrying value issues.

The fair value of the assets acquired in the two transactions was based on the Corporation's assessment of the long-term price of gold as of the acquisitions dates, $300 per ounce (and a long-term average Australian to U.S. dollar exchange rate of $0.55) for the AurionGold transaction and $325 per ounce for the East African Gold transaction. As such, a portion of the goodwill represents the expectation that the Corporation will receive future revenues per ounce from production from the acquired interests in excess of these prices.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. The Corporation compares the fair value of its reporting units to their carrying amounts. In line with its views as to what the goodwill from the above transactions represents, in determining the fair value of the reporting units, the Corporation uses a combination of its internally prepared net asset values for the specific reporting units with goodwill and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of a reporting unit was to exceed its fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting unit's goodwill to its carrying amount and any excess would be written down. Assumptions underlying these fair value estimates are subject to risks and uncertainties including, but not limited to, the current and future market prices of the Corporation's common shares, gold, foreign exchange rates, discount rates, tax rates, operating costs, capital expenditures and mineral reserve discovery quantities and timelines. Assets classified as Goodwill have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the lower level of geological confidence, the expectation of higher gold prices and reliance on the market's valuation methodology for gold mining companies.

Carrying Value of Operating Mines and Development and Exploration Properties

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineral reserves), the Corporation undertakes reviews to evaluate the carrying values of operating mines and development and exploration properties (these make up the Deferred stripping and Property, plant and equipment lines of the Corporation's Consolidated Balance Sheet). Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using management's best estimates of future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation's estimates of future cash flows are subject to various risks and uncertainties. These include the factors discussed below under *Depreciation, Depletion and Amortization* relating to forecast production levels from mineral reserves and the fact that additional mineral reserve identification, commodity prices, operating and capital costs and reclamation expenditures could differ from the assumptions in the cash flow models used to assess potential impairment. The significant assumptions in determining the future undiscounted cash flows for each mine site reporting unit at December 31, 2004, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of $375 per ounce and Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.40, 1.4286, 4.0, 600, and 8 to 1, respectively. Future production refers to the estimated amount of gold or other commodities that will be obtained from proven and probable mineral reserves and all related undeveloped mineral interests. Estimates of mineral production from such undeveloped mineral interests are risk adjusted based on management's relative confidence in such materials.

The ability to achieve the estimated quantities of recoverable minerals from undeveloped mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as Purchased undeveloped mineral interests have a higher level of risk that the carrying value of the asset can be ultimately recovered, due to the lower level of geological confidence and economic modelling. As at December 31, 2004, Purchased undeveloped mineral interests totalled $450 million, $258 million of which related to the properties acquired in AurionGold transaction. In all likelihood, the exploration initiatives now under way on these properties will have to be successful for there not to be carrying value issues at these sites.

It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation's investments in operating mines and development and exploration properties.

Depreciation, Depletion and Amortization

Costs incurred to develop or significantly expand a mine are capitalized as incurred, where it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). At the Corporation's open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. At the Corporation's underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development. Expenditures for new facilities and expenditures that extend the useful lives of existing facilities are capitalized as incurred. All of these costs are depreciated or amortized using the units of production ("UOP") method where the mine operating plan calls for production from well-defined mineral reserves. Where the ultimate amount of mineral reserves are not determinable because ore bearing structures are open at depth or laterally, the straight-line method is applied over the estimated life of the asset. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset which does not exceed the estimated mine life based on proven and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the UOP rate of amortization, and therefore the annual depreciation/amortization charge to operations, could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include (i) an expansion of proven and probable mineral reserves through exploration activities; (ii) the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold can be recovered from the mineral reserves; (iii) differences between actual commodity prices and commodity prices assumptions used in the estimation of mineral reserves; (iv) unforeseen operational issues at mine sites, and (v) increases in capital, operating mining, processing and reclamation costs and foreign exchange rates could adversely affect the economic viability of mineral reserves. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable mineral reserves.

The expected useful lives used in depreciation, depletion and amortization calculations are determined based on applicable facts and circumstances, as described above and in note 1 to the Consolidated Financial Statements. Judgment is involved in the determination of useful lives, and no assurance can be given that actual useful lives will not differ significantly from the useful lives assumed for purposes of depreciation, depletion and amortization calculations.

Mining costs incurred related to the removal of waste rock at open pit mines, commonly referred to as "stripping costs", are generally capitalized. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. The charge to cost of sales for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes to proven and probable mineral reserves as discussed above. In addition, to the extent that the average ratio of tonnes of rock required to be removed for each ounce of gold or pound of copper or mining costs differ materially from that which was estimated in the stripping ratio, the actual amortization charged to cost of sales could differ materially between reporting periods.

Financial Instruments
All financial instruments that meet the definition of a derivative are recorded on the balance sheet at fair market value. The Corporation has elected to treat contracts that qualify for the normal sales exemption as being exempt from SFAS 133 and therefore, aside from the liability recorded for the fair value of the AurionGold and East African Gold precious metal hedge books on their acquisition date, has not recorded them on its balance sheet at fair value. Changes in the fair market value of derivatives recorded on the balance sheet are recorded in the consolidated statements of earnings, except for the effective portion of the change in fair market value of derivatives that are designated as cash flow hedges and qualify for cash flow hedge accounting. For more information on the mark-to-market of the Corporation's commodity and foreign currency contracts see the *Financial Condition and Liquidity* section of this MD&A.

Reclamation and Remediation Obligations
The Corporation's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive. The Corporation recognizes management's estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $288 million undiscounted future value estimated by Placer Dome at December 31, 2004. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Corporation.

Stockpiles, Metal in Circuit and Product Inventories
Costs that are incurred in or benefit the productive process are accumulated as stockpiles, metal in circuit (including ore on leach pads) and product inventories. Placer Dome records stockpiles, metal in circuit and product inventories at the lower of average cost or net realizable value ("NRV"), and carrying values are evaluated at least quarterly. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpiles, metal in circuit and product inventories include prevailing short and long-term metals prices and prevailing costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces or pounds of copper based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to mining operations. Costs are added to a stockpile based on current mining costs and removed at the average cost per recoverable ounce of gold in the stockpile. Stockpiles are reduced as material is removed and fed to mills or placed on leach pads.

Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold or copper contained in the ore. The resulting pregnant solution is further processed in a leach plant where the gold or copper is recovered. Costs are attributed to the carrying value of leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the carrying value of the leach pad as gold ounces or pounds of copper are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold or pound of copper on the leach pad. Estimates of recoverable metal on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage. Timing and ultimate recovery of gold or copper contained on leach pads can vary significantly. Although the quantities of recoverable metal placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold or copper from a pad will not be known until the leaching process is terminated.

Deferred Income and Resource Tax Assets

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized (see note 8(e) of the Consolidated Financial Statements). Assessing the recoverability of deferred income and resource tax assets requires the Corporation to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. Refer above under *Carrying Value of Operating Mines and Development Properties* for a discussion of factors which could cause cash flows to differ from estimates, including the importance of exploration success. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Corporation to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Corporation operates could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets recorded at the balance sheet date.

Contingencies

The Corporation records an estimated loss for a loss contingency when available information indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Note 18 of the Consolidated Financial Statements describes the more material contingencies facing the Corporation. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingent liabilities inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Corporation records liabilities for known tax contingencies when, in the judgment of the Corporation, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation.

As described in note 18(e) of the Consolidated Financial Statements, the Ontario Ministry of Finance has sought leave to appeal a decision by the Ontario Court of Appeal in the Corporation's favour with respect to Ontario mining taxes. The Corporation has been reassessed with respect to Ontario mining taxes for the years 1995 through 1999. Should the Ontario Ministry of Finance's leave to appeal the decision be accepted and should it prove successful in its appeal, the total tax and interest payable by the Corporation for the estimated tax through 2004 would be approximately $68 million of which the Corporation has paid $37 million to date. Non-cash deferred taxes would also increase by $17 million as at December 31, 2004.

Stock Options

The Corporation has chosen to follow the disclosure-only provisions of SFAS 123 for stock options granted to employees and directors, except for those stock options granted to personnel at joint ventures and Canadian dollar denominated stock options granted to non-Canadian employees. Note 16(c) of the Consolidated Financial Statements details the impact on the Corporation's earnings if an expense had been recorded for the fair value of the compensation cost relating to stock options granted to employees and directors. See *Recent Accounting Pronouncements* below for details of future changes in accounting for stock options.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and amends FASB Statement No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Corporation expects to adopt SFAS 123(R) on July 1, 2005.

As permitted by Statement 123, the Corporation currently accounts for share-based payments to employees using Opinion 25's intrinsic value method, except for those stock options granted to personnel at joint ventures and Canadian dollar denominated stock options granted to non-Canadian employees. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Corporation's statement of earnings, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Corporation adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in note 16(c) of the Consolidated Financial Statements.

The Emerging Issues Task Force of the FASB is continuing its discussion regarding the accounting treatment for stripping costs for mining operations. Should the Task Force reach a consensus, Placer Dome may be required to make further changes to its related accounting policies. At December 31, 2004, Placer Dome's deferred stripping amount on its consolidated balance sheet was $170 million. Should the Task Force recommend expensing of stripping costs for mining operations, it would result in a one-time non-cash adjustment to write-off the above balance and additional deferred stripping costs contained in metal in-circuit, stockpile and product inventory balances.

Canadian GAAP

Disclosure of the differences between accounting principles and practices generally accepted in the U.S. and those generally accepted in Canada ("Canadian basis") is included in note 20(d) to the Consolidated Financial Statements. Had the Consolidated Financial Statements been prepared on the Canadian basis, the Corporation would have reported net earnings of $291 million ($0.69 per share) in 2004 compared with net earnings of $211 million ($0.50 per share) in 2003 and net earnings of $124 million ($0.31 per share) in 2002.

Financial Condition and Liquidity

Cash from Operations

Cash from operations was $376 million in 2004 compared with $297 million and $320 million in 2003 and 2002, respectively. Excluding the impact of non-cash working capital, cash flow from operations was $397 million in 2004, $353 million in 2003 and $335 million in 2002. The increase of 12% from 2003 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, and certain non-mining costs including non-hedge derivatives, interest and general and administrative costs.

Investing Activities

Total funds invested in property, plant and equipment, excluding deferred stripping, over the last three years are detailed below.

	2004	2003	2002
South Deep development	$ 53	$ 63	$ 45
North Mara plant upgrade and equipment buyout	39	–	–
Golden Sunlight pre-stripping	30	–	–
Turquoise Ridge/Getchell development	29	22	–
Integrated business system	22	–	–
Porcupine Pamour pit	18	–	–
Zaldívar processing enhancements and development	17	23	10
Cortez mobile equipment	14	–	–
Granny Smith tenements	9	–	–
Wallaby development	7	2	7
Cortez heap leach pad expansion	7	–	13
Kalgoorlie West development and equipment enhancement	7	18	5
Campbell DC zone development	4	9	–
Other	84	76	47
	$ 340	$ 213	$ 127

Development at South Deep primarily related to the shaft complex, which was completed in late 2004, and underground development.

In 2003, investing activities included a net $253 million ($255 million purchase price, offset by $2 million in cash in East African Gold upon acquisition) for the purchase of East African Gold Limited, which owns the North Mara mine in Tanzania. In 2002, investing activities included a net $47 million cash expenditure on the AurionGold acquisition ($76 million of acquisition costs, offset by $29 million in cash in AurionGold upon acquisition).

Financing Activities

Consolidated short and long-term debt balances at December 31, 2004, were $1,267 million, compared with $1,189 million at December 31, 2003. Significant financing activities included:

Cash inflow (outflow) from financing activity	2004	2003	2002
Preferred securities, 8.625% due in 2045	$ –	$ (185)	$ –
Unsecured bonds, 7.125% due in 2003	–	(200)	–
Non-recourse debt (assumed in East African Gold acquisition in 2003)	(36)	–	–
Unsecured debt (assumed in AurionGold acquisition in 2002)	–	(139)	–
Dividends	(41)	(44)	(46)
Common shares including stock options (net of issue costs)	492	31	24
Restricted cash	(110)	–	–
North Mara demand loan	110	–	–
Unsecured bonds, 6.375% due in 2033	–	200	–
Unsecured bonds, 6.45% due in 2035	–	300	–
Senior convertible debentures, 2.75% due in 2023	–	230	–
Issue costs re: unsecured bond and senior convertible debenture financings	–	(15)	–
Other	4	(11)	(40)
	$ 419	$ 167	$ (62)

Placer Dome's contractual obligations at December 31, 2004 including payments due for each of the periods indicated are summarized as follows:

	2005	2006	2007	2008	2009	2010+	Total
Contractual Obligations:							
Long-term debt	$ 43	$ –	$ 100	$ –	$ 16	$ 988	$1,147
Capital leases	2	2	2	2	–	–	8
Operating leases	9	3	1	–	–	–	13
Purchase obligations	8	1	–	–	–	–	9
Supplies inventory and consumables	6	1	1	1	1	–	10
Capital expenditures	25	–	–	–	–	–	25
Other long-term obligations	3	–	–	–	–	–	3
Total	$ 96	$ 7	$ 104	$ 3	$ 17	$ 988	$1,215

For information on Placer Dome's short and long-term debt and capital lease obligations see note 14 to the Consolidated Financial Statements. The Corporation believes it has the ability to generate sufficient amounts of cash from operations, in the short and long term, to repay its obligations and maintain planned production. The Corporation believes it will be able to raise capital as needed in capital markets in the future as opportunities for expansion arise.

Placer Dome's cash flows are expected to be impacted by variations in the spot price of gold and copper, ore grade, mill throughput and the cost of production in local currencies and by variations in foreign exchange rates in relation to the U.S. dollar, particularly with respect to the Australian and Canadian dollars and the South African rand. For information concerning the sensitivity of the Corporation's mine operating costs to foreign currency exchange rates, see the *Outlook* section of this MD&A.

Placer Dome's cash flows are also expected to be impacted by the contracts in its metals sales and foreign exchange programs. See the *Forward Sales, Options and Other Commitments* and *Precious Metals* sections below as well as note 17 to the Consolidated Financial Statements for more details on the specific instruments in these programs.

Based on Placer Dome's forecast production profile for the next five years and proven and probable mineral reserves at December 31, 2004, without considering future additions to or the impact of significant changes in metal prices and estimated capital and operating costs on such mineral reserves, Placer Dome expects that the Corporation's share of total gold ounces and copper pounds sold in each of the next five years will not be less than 85% and 70% of the expected production of ounces of gold and pounds of copper, respectively, in 2005. Assuming a constant price for gold and copper over this period, Placer Dome does not expect Cash from operations to be negatively impacted by its production profile by more than 10% in any of the next five years. The Corporation does not anticipate reasonably expected variations in gold and copper production alone will influence its ability to pay its debt and other obligations over that period.

At December 31, 2004, Placer Dome was in full compliance with all debt covenants and default provisions (see note 14(e) to the Consolidated Financial Statements).

Cash Resources and Liquidity

At December 31, 2004, Placer Dome had cash and short-term investments of $1,031 million and working capital of $1,183 million, compared with $559 million and $704 million, respectively, at the beginning of the year. In addition to cash and short-term investments, Placer Dome had $122 million of restricted cash, primarily related to the North Mara demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The increase in working capital was primarily attributable to financing activities including $492 million in common shares, of which $452 million related to an equity offering of 21,275,000 common shares at $22.00 in the fourth quarter of 2004. Of Placer Dome's cash and short-term investments, $1,017 million was held by the Corporation and its wholly owned subsidiaries and $14 million by other subsidiaries. At December 31, 2004, Placer Dome also had $895 million of undrawn bank lines of credit available, $46 million of which has been utilized to support letters of credit granted for bonding and reclamation purposes.

At December 31, 2004, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs, primarily related to the Cortez and South Deep mines.

Forward Sales, Options and Other Commitments (including off-balance sheet arrangements)

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices and foreign currency exchange rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the Corporation's counterparty agreements.

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 39% and 32%, and put options represent approximately 19% and 24% of 2005 projected gold and copper production, respectively. Approximately two-thirds of Placer Dome's copper hedge positions come due in the first half of 2005.

Precious Metals

During 2004, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 1.5 million ounces to 9.0 million. Committed ounces were reduced during the year by delivering into hedge contracts and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 14% for the year. Looking forward, Placer Dome expects to reduce its maximum committed ounces to 7.5 million ounces by December 31, 2005. This would represent a cumulative decrease in maximum committed ounces of approximately 16% for the year.

At December 31, 2004, Placer Dome had committed a maximum of 9.0 million ounces of gold under its precious metal sales program, or approximately 15% of reported December 31, 2004 mineral reserves, at an average expected realized price of approximately $392 per ounce for delivery over a period of 12 years (see note 17 of the Consolidated Financial Statements for detailed allocations).

On December 31, 2004, based on spot prices of $438 per ounce for gold, $6.80 per ounce for silver and an Australian to U.S. dollar ("AUD/USD") exchange rate of $1.2814, the mark-to-market value of Placer Dome's precious metal sales program was negative $775 million, a change of $70 million from the negative $705 million at the end of 2003 (at the then spot prices of $417 per ounce for gold and $5.98 per ounce for silver and an AUD/USD exchange rate of $1.3319). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2004 under prevailing market conditions without allowance for market illiquidity.

The year-over-year change in the mark-to-market value of Placer Dome's precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

	$ million
Mark-to-market value at December 31, 2003	$ (705)
Cash value cost	89
Change in spot price	(169)
Accrued contango	142
Change in the AUD/USD exchange rate, volatility, interest rates and gold lease rates	(132)
Mark-to-market value at December 31, 2004	**(775)**
Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	163
Net unrealized mark-to-market value at December 31, 2004	**$ (612)**

The net unrealized mark-to-market value of negative $612 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2004 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount was the mark-to-market balance of negative $775 million less the remaining amount of the deferred commodity derivative provision of $163 million recorded on Placer Dome's balance sheet at December 31, 2004 primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs (see note 17 of the Consolidated Financial Statements for detailed allocations), the mark-to-market of forward and option contracts on December 31, 2004, was negative $38 million (based on a spot copper price of $1.488 per pound) and positive $51 million (based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of 1.2036), respectively.

Markets

Gold

The price of gold averaged $409 per ounce in 2004, its best annual performance since 1996. On average, the gold price was 13% higher than in 2003, representing an increase of $46 per ounce. Gold rallied to a high of $457 per ounce in the fourth quarter, with a closing London AM fix of $438 per ounce.

The primary reason for the rally in the gold price in 2004 was the U.S. dollar. For the year, the U.S. dollar price of gold appreciated by 5% for the year while the euro increased in value by 8% relative to the U.S. dollar. In rand terms, gold declined by 3.7%; in euro terms it decreased by 2.5%; and in Australian dollar terms it decreased by 0.4%. Producer de-hedging also contributed to the increase in the gold price in 2004.


U.S.$
Last 438.45
High 12/02/04 456.89
Average 409.87
Low 05/10/04 371.65
460
440
420
400
380
2004 Jan 2004 Feb 2004 Mar 2004 Apr 2004 May 2004 June 2004 July 2004 Aug 2004 Sep 2004 Oct 2004 Nov 2004 Dec

The change in value relative to December 31, 2004, in percentage terms, of the closing gold price and currency exchange rates most affecting Placer Dome's operations are noted below.

Appreciation (depreciation) vs. U.S. dollar

	Gold	Canadian dollar	Australian dollar	South African rand
One month	-3%	-1%	-%	2%
Three months	5%	5%	7%	12%
Six months	11%	10%	12%	8%
Nine months	3%	8%	2%	10%
Twelve months	5%	7%	4%	15%

World investment demand in 2004 at 314 tonnes was down 67% from the high levels in 2003. In addition to speculative interest on Comex and on Tocom, the World Gold Council U.S. gold ETF streetTRACKS Gold Shares started trading on the New York Stock Exchange on November 18, 2004.

Gold price (US$/oz) versus net non-commercial positions (contracts)


450.00
425.00
400.00
375.00
350.00
Gold (U.S. $/oz)
125,000
100,000
75,000
50,000
25,000
0
Net Fund Positions
03-Feb-04
27-Apr-04
20-Jul-04
12-Oct-04
04-Jan-05

The streetTRACKS Gold Shares offer investors easy access to the gold market in a manner that is innovative, cost effective, secure and transparent. Investors in gold-backed securities become beneficial owners of gold backing each security. This securitization of gold bullion overcomes a number of issues that have proved to be barriers to accessing gold's unique qualities. By the second week of trading the fund had 103.6 tonnes of gold in trust.

The decrease in investor demand was partially offset by an increase in physical off-take.

GFMS, a precious metals consultancy, estimated that fabrication rose by 5% during 2004, primarily due to a 4% rise in jewellery demand. The increase was largely due to the acceptance of last year's elevated price levels and an acceleration in global GDP growth.

Producer hedge commitments continued to decline during 2004 and broke the record set in 2002. GFMS estimated producer de-hedging generated 424 tonnes of physical demand, up from 310 tonnes in 2003. GFMS estimates that buybacks accounted for approximately 30% of de-hedging and scheduled deliveries accounted for the rest.

On the supply side, mine production for 2004 was down 114 tonnes from 2003 to 2,478 tonnes. Scrap sales fell by 12% despite the price rally during 2004.

Central bank sales totalled 497 tonnes in 2004, a decline of 19% from 2003. The first three quarters of 2004 saw very little official sector selling due to low Central Bank Gold Agreement ("CBGA") signatories' sales and buying outside the Agreement. Official sector sales rose in the fourth quarter as there was selling from both within and outside the CBGA.

The CBGA was renewed on September 27, 2004. The terms of the new CBGA are similar to the first CBGA; however, the amount that the signatories can sell has been raised by 25% from the first CBGA to 2,500 tonnes (500 tonnes per year). The member list of the new CBGA is unchanged with the exceptions of the United Kingdom which has dropped out and Greece which has joined.

Copper

The three-month copper price appreciated by 37% over the year to close at $1.430 per pound with the low price for the year of $1.055 set on the first day. The three month price ascended to $1.362 per pound on March 2, 2004 before topping out three times and retreating to $1.140 per pound. After a number of weeks of range trading, copper moved from $1.225 per pound on September 3 to $1.427 per pound on October 8 before a sell-off to $1.246 per pound on October 14. The final rally of the year was preceded by a move higher to $1.413 per pound and a sell-off to $1.300 per pound.

The market was volatile with price activity driven by a number of factors. Demand remained strong with the far east, and especially China, leading the global economies in growth and appetite for commodities. Production from mine operations increased over the year but was not sufficient to meet the demand requirements. Dwindling inventory stocks to levels not seen in many years was price supportive along with supply disruptions caused by accidents effecting mine supply and strike threats. Over the course of the year speculative investors and hedge funds were very active participants on both sides of this market, helping to exaggerate any price moves.

Risks and Uncertainties

In conducting its business, Placer Dome faces a number of risks. These are summarized below and have been separated into two groups:

- risks related to the mining industry generally; and
- risks related to Placer Dome's operations.

Risks related to the mining industry generally

Metal price volatility

The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome's control. Factors tending to affect the price of gold include:

- governments' sale or lending of gold bullion, and perceptions of their future intentions;
- the relative strength of the U.S. dollar against other fiat currencies;
- government monetary and fiscal policies;
- expectations of the future rate of global monetary inflation and interest rates;
- general economic conditions and the perception of risk in capital markets;
- political conditions including the threat of terrorism or war, and restrictions on the acquisition and holding of gold;
- speculative trading;
- investment demand for gold;
- demand for gold for use in jewellery and fabrication, and
- supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

- global mine production, scrap recycling and inventory stocks;
- general economic conditions;
- industrial demand;
- speculative trading, and
- the relative strength of the U.S. dollar against other fiat currencies.

The effects of these factors, individually or in aggregate, on the prices of gold and/or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome's metals inventory, Placer Dome's financial performance or results of operations. Further, if the market price of gold and/or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low gold and/or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; (4) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value; and (5) result in recording an impairment of goodwill due to the reduction in net asset value per share and actual market price for the Corporation's common shares.

The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

Placer Dome must continually replace mineral reserves that are depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies or locating new deposits in order to maintain and help grow Placer Dome's production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline if mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

- mineralization or formation could be different from that predicted by drilling, sampling and similar examinations;
- declines in the market price of gold may render the mining of some or all of Placer Dome's mineral reserves uneconomic;
- increases in mining costs and processing costs could adversely affect mineral reserves, and
- the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome's profitability.

Increased costs could affect profitability

The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the U.S. dollar against currencies of countries where mining operations are located.

Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the U.S. dollar price, but a significant portion of Placer Dome's operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold and copper production in U.S. dollar terms at mines located outside the U.S. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into currency derivative contracts (forward sales agreements and options). There can be no assurance that Placer Dome will continue to employ these currency derivative contracts.

Mining risks
The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, seismic activity, cave-ins, flooding, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental and health and safety risks
Placer Dome's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome's business, results of operations or financial condition.

Placer Dome could also be held responsible for the costs of addressing contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws or in the environmental conditions at Placer Dome's mines could have a material adverse effect on Placer Dome's financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to uncertainty surrounding the ultimate form such changes may take.

As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated that for reclamation of existing disturbance that the undiscounted future value of its share of these costs to be $288 million as at December 31, 2004, and has accrued the fair value amount of this amount ($215 million) on its balance sheet. For information concerning long-term reclamation provisioning, see notes 2(c) and 18(a) and (b) of the 2004 Consolidated Financial Statements.

Investment returns for defined benefit pension plans
Assets in Placer Dome's defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome's employee defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

Risks related to Placer Dome's operations

In addition to the risks related to the gold mining industry generally, Placer Dome's operations are also subject to the following risks specific to it:.

Political and country risk
Placer Dome conducts operations in a number of countries, namely Australia, Canada, Chile, Dominican Republic, Papua New Guinea, South Africa, Tanzania and the U.S. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however, Placer Dome currently has global political risk insurance (up to a maximum limit of $560 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This policy consists of various underwriters with varying degrees of tenure up to five years. The first renewals commence in October 2006.

Exploration, development and production activities are potentially subject to political, economic and other risks, including:

- cancellation or renegotiation of contracts;
- changes in foreign laws or regulations;
- changes in tax laws;
- royalty and tax increases or claims by governmental entities;
- retroactive tax or royalty claims;
- expropriation or nationalization of property;
- inflation of costs that is not compensated by a currency devaluation;
- foreign exchange controls;
- restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;
- import and export regulations, including restrictions on the sale of gold offshore in U.S. dollars;
- restrictions on the remittance of dividend and interest payments offshore;
- restrictions on the ability of a foreign company to have management control of a mining operation;
- requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign entity must subsidize;
- environmental controls and permitting;
- government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;
- risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and
- other risks arising out of foreign sovereignty over the areas in which Placer Dome's operations are conducted.

Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa, Tanzania and Papua New Guinea.

Consequently, Placer Dome's exploration, development and production activities may be substantially affected by factors beyond Placer Dome's control, any of which could materially adversely affect Placer Dome's financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

In relation to South Africa and Tanzania, a number of economic and social issues exist which increase Placer Dome's political and economic risk. The South African government is facing economic and political issues (such as employment creation, black economic empowerment and land redistribution), and social issues (such as crime, corruption, poverty and HIV/AIDS), all of which may impact Placer Dome's South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure which in turn may adversely affect Placer Dome's South African operations.

HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues in South Africa and Tanzania. Tanzania also suffers from a high incidence of malaria. A portion of Placer Dome's South African and Tanzanian work-forces is believed to be infected by HIV/AIDS. Placer Dome has undertaken a comprehensive HIV/AIDS awareness and prevention program for South Deep mine employees, their families and local communities and is rolling out a program at North Mara. It is not possible to determine with certainty the future costs that Placer Dome may incur in dealing with this issue, however, if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

In relation to Papua New Guinea, the location of the Porgera gold mine, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine's infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera mine has on a number of occasions experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

Price volatility of other commodities
The cash flow and earnings of Placer Dome could be affected by the prices of commodities which are consumed or otherwise used in connection with Placer Dome's operations, such as diesel fuel or electricity. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Placer Dome's control. If the costs of certain commodities consumed or otherwise used in connection with Placer Dome's operations were to increase significantly, and remain at such levels for a substantial period, Placer Dome may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of Placer Dome's current projects, which could have an adverse impact on Placer Dome as described under *Metal price volatility* above.

Production and cost estimates

Placer Dome prepares estimates of future production and unit cash costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have adverse impact on Placer Dome's future cash flows, metal sales program, profitability, results of operations and financial condition.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned previously, Placer Dome's insurance coverage includes the following:

- property (including boiler and machinery) insurance;
- business interruption insurance;
- directors and officers liability insurance;
- comprehensive general liability insurance, and
- marine cargo insurance.

Although these coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk, there is no assurance that the coverage will be sufficient to indemnify Placer Dome in the event of a claim or loss. Also, Placer Dome may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

Occurrences of events for which Placer Dome is not insured may adversely affect its cash flows and overall profitability.

Placer Dome's business depends on good relations with its employees

Employees at the South Deep, Porcupine Joint Venture and Zaldivar mines are unionized. In the past, labour disruptions at various mines in South Africa have been used to advocate labour, political and social causes. Hence the risk of labour disruptions is considered to be higher at South Deep.

Placer Dome may not have satisfactory title to its properties

The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer Dome's properties in Australia. See *Government regulation and changes in legislation* below for a discussion on South African title issues.

Competition for mineral land

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

Placer Dome's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives.

Government regulation and changes in legislation

In the U.S., much of Placer Dome's mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure.

The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the enactment of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("the Act") on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that his/her property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the "DME") announced that it was seeking legal advice on the implications of the Act in light of South Africa's international agreements.

Holders of old-order mining rights, of the type held by the PDWAJV for its South Deep mine, are required within five years of the May 1, 2004 commencement date, to apply for conversion of their old order rights into new order mining rights in terms of the Act. Old order mining rights will continue to be in force during the conversion period, subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfillment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

- apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;
- submit a prescribed social and labour plan; and
- undertake to "give effect to" the black economic empowerment and socio-economic objectives of the Act (the "Objectives") and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the "Charter"), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter and Scorecard have since been published for information during August 2004. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans ("HDSAs") and beneficiation, and five of which are operationally oriented and cover areas focused on improving conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of ZAR100 billion within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that Placer Dome fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has however indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

On December 14, 2004, the Chilean government presented a new mining section specific tax project to the Chamber of Deputies, proposing the establishment of a 5% tax on operating profits derived from the sale of mineral products. Companies protected under Chile's DL 600, which is the case for the Zaldívar mine, can wait for the DL 600 contract to expire, after which their investment would be subject to the 5% tax. Otherwise they may opt to renounce their DL 600 status and face a 4% tax in return for a tax invariability clause. The new tax would honour all existing contracts between mining companies and the state, which are protected under Chile's DL 600 foreign investment law, and would not be applied to them while their current tax contracts remain in force. If enacted, the legislation would have a cost impact on Zaldívar and La Coipa and may impact the potential development of the Cerro Casale project.

Joint ventures

Certain of the properties in which Placer Dome has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee Placer Dome will be able to obtain or maintain all necessary licenses and permits (including those for Cortez Hills) as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Level of indebtedness

As of December 31, 2004, Placer Dome had capital leases and short and long-term debt of $1,267 million. Although Placer Dome has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. Placer Dome's level of indebtedness could have important consequences for its operations, including:

- Placer Dome may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;
- Placer Dome's debt level may make it vulnerable to economic downturns and adverse developments in Placer Dome's businesses and markets; and
- Placer Dome's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Placer Dome expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Placer Dome's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Placer Dome will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Placer Dome cannot be certain that our future cash flow from operations will be sufficient to allow it to pay principal and interest on Placer Dome's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Placer Dome may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. Placer Dome cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Litigation

Placer Dome is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. If Placer Dome is unable to resolve these disputes favourably, it may have a material adverse impact on Placer Dome's financial performance, cash flow and results of operations.

Acquisitions

Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome's business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price; the ore body proving to be below expectations; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome's ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Placer Dome's shareholders' rights plan and certain provisions of its articles of amalgamation could delay or prevent a change in control of us that shareholders might consider favourable

Placer Dome has a shareholders' rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the plan could cause substantial dilution to a person or group that attempts to acquire us. In addition, the Corporation's articles of amalgamation allow its Board of Directors, without shareholder approval, to authorize the issuance of preferred shares in one or more series, the terms of which may be determined at the sole discretion of the Board of Directors and may adversely affect the economic, voting and other rights of the Corporation's common shareholders. The foregoing may discourage transactions that otherwise could provide for the payment of a premium over the prevailing market price for the Corporation's common shares and also could limit the price that investors are willing to pay in the future for the Corporation's common shares, which in turn could adversely affect the value of common shares.

Use of forward sale and derivative instruments

Placer Dome has historically reduced its exposure to gold, copper and silver price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue forward selling or financial derivative contracts, or, if it continues, that Placer Dome will be able to achieve future realized prices for gold in excess of average London PM fix prices.

A significant and prolonged increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price ("contango"), and ultimately, the realized price under forward gold sales contracts entered into by Placer Dome.

If production committed under Placer Dome's hedge instruments is delivered at a gold price below the then prevailing spot price of gold, Placer Dome will incur an opportunity loss. However, if committed production is delivered at a gold price above the then prevailing spot price for gold, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

Readers are referred to the "Forward Looking Statements" section at the back of this document. For other discussions on commitments and contingencies, see note 18 of the Consolidated Financial Statements.

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome's performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Unit Costs

A reconciliation of Placer Dome's share of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is:

For the year ended December 31	2004				2003			
	Gold		Copper		Gold		Copper	
(in millions of dollars except production and unit costs)[i]	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation
Reported	1,149	255	–	–	1,090	267	–	–
Copper	(247)	(59)	247	59	(219)	(57)	219	57
Corporate[ii]	(4)	(18)	–	–	(7)	(14)	–	–
Related to precious metals	**898**	**178**	**247**	**59**	**864**	**196**	**219**	**57**
Add La Coipa	34	10	–	–	30	12	–	–
Deduct minority interest	(3)	–	–	–	(8)	(1)	–	–
By-product	(4)	–	(17)	–	(5)	–	(12)	–
Reclamation	(18)	18	(4)	4	(14)	14	(2)	2
Roast ore costs	(51)	–	–	–	–	–	–	–
Inventories	(3)	(3)	(7)	(2)	(9)	(2)	7	3
Other[iii]	(15)	(2)	8	1	(12)	(2)	11	–
	838	**201**	**227**	**62**	**846**	**217**	**223**	**62**
Production reported[i]	3,652	3,652	413	413	3,861	3,861	425	425
Osborne gold ozs	(42)	(42)	–	–	(37)	(37)	–	–
Roast ore ozs	(175)	(175)			–	–		
Golden Sunlight ozs	(2)	(2)			–	–		
La Coipa gold equivalent ozs	60	60	–	–	55	55	–	–
Production base for calculation	**3,493**	**3,493**	**413**	**413**	**3,879**	**3,879**	**425**	**425**
Unit costs[i]	240	58	0.55	0.15	218	56	0.52	0.15

(i) Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.

(ii) Corporate depreciation includes the amortization of tax gross-ups (see note 4(b) to the Consolidated Financial Statements).

(iii) Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

Consolidated Financial Statements

Management's Responsibility for Financial Statements

The consolidated financial statements and all information in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles. Financial information presented throughout the annual report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that the financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to management and the Audit Committee.

The Audit Committee of the Board of Directors is composed of four outside Directors, and meets with management, the internal auditors and the independent auditors to assure that management is maintaining adequate financial controls and systems to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

Peter W. Tomsett
President and
Chief Executive Officer

Rex J. McLennan
Executive Vice-President
and Chief Financial Officer

February 23, 2005
Vancouver, Canada

Report of Independent Chartered Accountants

To the Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with United States generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, during 2004, the Corporation changed its policies on accounting for deferred stripping and mineral rights. During 2003, the Corporation changed its policy on accounting for reclamation costs. During 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs.

On February 23, 2005, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada
February 23, 2005

Chartered Accountants

Consolidated Financial Statements

Placer Dome Inc.

Consolidated Statements of Earnings

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

Years ended December 31	2004	2003	2002
Sales (note 4)	$ 1,888	$ 1,763	$ 1,209
Cost of sales	1,149	1,090	698
Depreciation and depletion (note 4(b))	255	267	187
Mine operating earnings (note 4(b))	**484**	**406**	**324**
General and administrative	64	51	40
Exploration	77	76	52
Resource development, technology and other	63	64	55
Write-downs of mining assets and restructuring costs (note 5)	20	–	–
Operating earnings	**260**	**215**	**177**
Non-hedge derivative gains (losses) (note 6)	(28)	46	3
Investment and other business income (loss) (note 7)	(11)	(3)	39
Interest and financing expense (note 14(c))	(77)	(65)	(66)
Earnings before taxes and other items	**144**	**193**	**153**
Income and resource tax recovery (provision) (note 8)	130	44	(34)
Equity in earnings of associates	7	7	5
Minority interests	(1)	2	–
Net earnings before the cumulative effect of changes in accounting policies	**280**	**246**	**124**
Changes in accounting policies (note 2)	4	(17)	(8)
Net earnings	**$ 284**	**$ 229**	**$ 116**
Comprehensive income	$ 304	$ 244	$ 114
Per common share			
Net earnings before the cumulative effect of changes in accounting policies	$ 0.67	$ 0.60	$ 0.35
Net earnings	$ 0.68	$ 0.56	$ 0.33
Diluted net earnings	$ 0.67	$ 0.56	$ 0.33
Dividends	$ 0.10	$ 0.10	$ 0.10
Weighted average number of common shares outstanding (millions)			
Basic	416.8	409.4	349.4
Diluted	430.8	411.3	350.4

(See accompanying notes to the Consolidated Financial Statements)

Placer Dome Inc.

Consolidated Balance Sheets

(millions of United States dollars, U.S. GAAP)

Assets

December 31	2004	2003
		(restated-note 3(b))
Current assets		
Cash and cash equivalents	$ 1,017	$ 550
Short-term investments	14	9
Restricted cash (note 14(b))	122	32
Accounts receivable	138	131
Income and resource tax assets	97	17
Inventories (note 9)	248	244
	1,636	**983**
Investments (note 10)	50	51
Other assets (note 11)	173	168
Deferred commodity and currency sales contracts and derivatives	54	48
Income and resource tax assets (note 8(e))	400	230
Deferred stripping (note 12(c))	170	107
Property, plant and equipment (note 12)	2,607	2,544
Goodwill (notes 3(b) and (c))	454	454
	$ 5,544	**$ 4,585**

Liabilities and Shareholders' Equity

December 31	2004	2003
		(restated-note 3(b))
Current liabilities		
Accounts payable and accrued liabilities (note 13)	$ 268	$ 243
Income and resource tax liabilities	27	26
Short-term debt (note 14(b))	113	-
Current portion of long-term debt and capital leases (note 14)	45	10
	453	**279**
Long-term debt and capital leases (note 14)	1,109	1,179
Reclamation and post closure obligations (notes 2(c) and 18)	251	225
Deferred commodity and currency sales contract and derivatives (notes 3(b) and (c))	223	209
Deferred credits and other liabilities (note 15)	79	78
Income and resource tax liabilities (note 8(e))	265	216
Commitments and contingencies (notes 17 and 18)		
Shareholders' equity		
Share capital (note 16)	2,522	2,023
Preferred shares – unlimited shares authorized, none issued		
Common shares – unlimited shares authorized, no par value, issued and outstanding 436,395,449 shares (2003 – 411,530,294 shares)		
Retained earnings	588	345
Accumulated other comprehensive loss	(15)	(35)
Contributed surplus	69	66
Total shareholders' equity	3,164	2,399
	$ 5,544	**$ 4,585**

(See accompanying notes to the Consolidated Financial Statements)

Robert M. Franklin
Director

Peter W. Tomsett
Director

Consolidated Financial Statements

Placer Dome Inc.

Consolidated Statements of Shareholders' Equity

(millions of United States dollars, U.S. GAAP)

Years ended December 31	2004	2003	2002
Common shares, opening	$ 2,023	$ 1,992	$ 1,259
Issued in equity offering (note 16(a))	457	–	–
Exercise of options (note 16(a))	42	31	24
Issued in acquisition of AurionGold Limited (note 3(c))	–	–	709
Common shares, closing	**2,522**	**2,023**	**1,992**
Accumulated other comprehensive losses, opening	(35)	(50)	(48)
Unrealized gains on securities	–	6	5
Reclassification of cumulative translation adjustment to net earnings (note 7)	34	–	–
Unrealized gains on currency derivatives	10	25	2
Reclassification of currency derivatives to net earnings	(10)	–	–
Unrealized gains (losses) on copper derivatives	(24)	(12)	1
Reclassification of copper derivatives to net earnings	10	1	–
Minimum pension liability adjustment	–	(5)	(10)
Accumulated other comprehensive losses, closing	**(15)**	**(35)**	**(50)**
Contributed surplus, opening	66	60	57
Stock-based compensation	3	6	3
Contributed surplus	**69**	**66**	**60**
Retained earnings, opening	345	157	75
Net earnings	284	229	116
Common share dividends	(41)	(41)	(34)
Retained earnings, closing	588	345	157
Shareholders' equity	**$ 3,164**	**$ 2,399**	**$ 2,159**

(See accompanying notes to the Consolidated Financial Statements)

Placer Dome Inc.

Consolidated Statements of Cash Flows

(millions of United States dollars, U.S GAAP)

Years ended December 31	2004	2003	2002
		(restated-note 3(c))	
Operating activities			
Net earnings	$ 284	$ 229	$ 116
Depreciation and depletion	255	267	187
Deferred stripping adjustments	(44)	(3)	17
Deferred income and resource taxes	(160)	(130)	8
Deferred reclamation	22	16	12
Equity earnings and dividends	1	7	10
Deferred commodity and currency sales contract and derivatives	(18)	(45)	(14)
Unrealized (gains) losses on derivatives	8	(44)	(11)
Write-downs of mining assets	16	–	–
Cumulative translation adjustment (note 7)	34	–	–
Changes in accounting policies	(4)	17	8
Other items, net	3	39	2
Cash from operations before change in non-cash operating working capital	397	353	335
Change in non-cash operating working capital (note 20(a))	(21)	(56)	(15)
Cash from operations	376	297	320
Investing activities			
Property, plant and equipment (note 12(b))	(340)	(213)	(127)
Purchase of East African Gold Mines Limited (note 3(b))	–	(253)	–
Purchase of AurionGold Limited (note 3(c))	–	–	(47)
Short-term investments	(5)	(2)	(1)
Disposition of assets and investments	13	13	17
Other, net	4	4	4
	(328)	(451)	(154)
Financing activities			
Short-term debt (note 14(b))	113	–	(2)
Restricted cash (note 14(b))	(110)	–	–
Long-term debt and capital leases			
Borrowings, net of issue costs	4	715	2
Repayments	(39)	(534)	(34)
Redemption of minority interest	–	(1)	(5)
Common shares issued, net of issue costs (note 16(a))	492	31	24
Dividends paid			
Common shares	(41)	(41)	(34)
Minority interests	–	(3)	(13)
	419	167	(62)
Increase in cash and cash equivalents	467	13	104
Cash and cash equivalents			
Beginning of year	550	537	433
End of year	$ 1,017	$ 550	$ 537

(See accompanying notes to the Consolidated Financial Statements)

Notes to the Consolidated Financial Statements

December 31, 2004, 2003 and 2002 (all amounts are in millions of U.S. dollars, except where otherwise indicated, U.S. GAAP)

1. Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. (the "Corporation"), and subsidiary companies and joint ventures (collectively, "Placer Dome") are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome's primary product, is produced in Canada, the United States ("U.S."), Australia, Papua New Guinea, South Africa, Tanzania and Chile, and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

Placer Dome's cash flow and profitability are dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risks and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome's operations. The Corporation prepares and files its consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are prepared separately and filed with various Canadian regulatory authorities. Significant differences in the Corporation's consolidated statement of net earnings between U.S. and Canadian GAAP are described in note 20(d) to these financial statements.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation's ownership of its mining interests:

December 31	2004	2003
Through majority owned subsidiaries		
Bald Mountain	100%	100%
Campbell	100%	100%
Golden Sunlight	100%	100%
Granny Smith	100%	100%
Henty	100%	100%
Kalgoorlie West	100%	100%
Kanowna Belle	100%	100%
Misima	80%	80%
North Mara (note 3(b))	100%	100%
Osborne	100%	100%
Zaldívar	100%	100%
As interests in unincorporated joint ventures		
Cortez	60%	60%
Musselwhite	68%	68%
Porcupine	51%	51%
Porgera	75%	75%
South Deep	50%	50%
Turquoise Ridge (note 3(a))	75%	75%
Equity accounted for investment		
La Coipa	50%	50%

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Corporation's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Revenue Recognition

Gold revenue is recognized in the accounts upon delivery when title passes.

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and certain derivative financial instruments used to mitigate metal price risk are recognized in sales revenue on the original designation date.

Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome's future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency cost exposures.

Notes to the Consolidated Financial Statements

Placer Dome follows U.S. Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments.

Of Placer Dome's metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception, except in instances where Placer Dome, in accordance with the contractual agreements, chooses to deliver into the contracts prior to the initial delivery date and recognizes the gains and losses on delivery. Copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income ("OCI") and subsequently reclassified to sales revenue on the contract forward date. All other metals financial instruments are recognized on the balance sheet at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Foreign currency derivative contracts that are designated against specific operating costs or capital expenditures are accounted for as cash flow hedges with the change in fair values recorded each period in OCI and subsequently reclassified to cost of sales or property, plant and equipment on the contract expiry date. Foreign currency forward and option contracts used for managing non-specific foreign production cost exposures are recorded at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

All other derivatives and hedging activities are in accordance with SFAS 133 which requires recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instruments and whether they qualify for hedge accounting as defined in SFAS 133.

Reclamation and Closure Costs

On January 1, 2003, Placer Dome adopted SFAS 143, *"Accounting for Asset Retirement Obligations"* ("SFAS 143") – see note 2(c). SFAS 143 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. This differs from the practice prior to 2003, and still in effect for non-environmental related closure costs, which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Foreign Currency Translation

Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The cumulative translation adjustment ("CTA") within Accumulated OCI relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition or liquidation of a mine property or investment.

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions from business combinations including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property. If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Notes to the Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies (cont.)

Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Corporation records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Corporation recognizes the deferred tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

Short-term investments, all of which are categorized as available for sale, are carried at their respective quoted market values.

Investments in shares of incorporated companies, in which Placer Dome's ownership is greater than 20% but no more than 50% are, where significant influence is present, accounted for by the equity method.

Investments in shares of other companies are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in Accumulated OCI as a separate component of shareholders' equity, unless the declines in market values are judged to be other than temporary in which case the losses are recognized in income in the period.

Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment, including costs associated with mineral properties under development, are carried at cost less depreciation and depletion.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, deferred development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated lives of the assets.

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineral reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation's estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation's investments in mineral properties.

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. Pursuant to SFAS No. 142 *"Goodwill and Other Intangible Assets"*, goodwill is assigned to assets acquired and is not amortized.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair values of the acquired reporting units to their carrying amounts. In line with its views as to what the goodwill represents, in determining the fair values of the reporting units the Corporation uses a combination of its internally prepared net asset values for the acquired reporting units and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of the reporting units were to exceed their fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting units' goodwill to their carrying amount and any excess would be written down.

Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome's required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Recent Accounting Pronouncements

In accordance with the provisions of SFAS No. 123 *"Accounting for Stock-based Compensation"* ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and amends FASB Statement No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, as was permitted under SFAS 123, is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Corporation expects to adopt SFAS 123(R) on July 1, 2005.

As permitted by SFAS 123, the Corporation currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method, except for those stock options granted to personnel at joint ventures and Canadian dollar denominated stock options granted to non-Canadian employees. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Corporation's statement of earnings, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Corporation adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 16(c) to these consolidated financial statements.

The Emerging Issues Task Force ("EITF") of the FASB is currently discussing stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

Reclassifications

Certain comparative figures for 2003 and 2002 have been reclassified to conform with the 2004 presentation.

Notes to the Consolidated Financial Statements

2. Changes in accounting policies

(a) During the second quarter of 2004, Place Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred mining costs incurred related to the removal of waste rock at open pit mines (commonly referred to as "stripping costs") to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping on its consolidated balance sheet relating to its share of the assets and liabilities of the Cortez Joint Venture. This change was made as a result of deliberations by the Financial Statement Accounting Board's ("FASB") Emerging Issues Task Force ("EITF") at its July 1, 2004 meeting whose views were expressed that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

Stripping costs are generally capitalized under deferred stripping. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. Stripping costs are included in the carrying amount of the Corporation's mining properties for the purpose of assessing whether any impairment has occurred. The EITF is continuing its discussion regarding the accounting treatment for stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

(b) During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying over the residual values of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis in the following periods: for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Purchased undeveloped mineral interests are acquired mineral rights. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves that are proximate to proven and probable mineral reserves and within the immediate mine structure; or (ii) other mine-related or greenfields exploration potential that is not part of measured or indicated resources and are comprised mainly of material outside of the immediate mine area. Placer Dome's mineral rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. Placer Dome has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

(c) January 1, 2003, Placer Dome adopted SFAS 143, *"Accounting for Asset Retirement Obligations"* which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, recorded in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(d) During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

3. Business Acquisitions and Joint Ventures

(a) Effective December 23, 2003, Placer Dome and Newmont Mining Corporation ("Newmont") formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont purchases up to approximately 1,800 tonnes per day of joint venture ore and processes it at cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

b) On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited ("East African Gold"). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold's loan for project financing (see note 14) of $43 million at the date of acquisition. The transaction provided Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the second quarter of 2004, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of East African Gold (in millions, except per share data):

Cash consideration	$ 252
Plus – Direct acquisition costs incurred by Placer Dome	3
Total purchase price	255
Plus – Fair value of liabilities assumed by Placer Dome	
Current liabilities	13
Debt	44
Derivative instrument liabilities	53
Other non-current liabilities	4
Less – Fair value of assets acquired by Placer Dome	
Cash	2
Other current assets	21
Mineral properties and mine development	86
Mine plant and equipment	69
Purchased undeveloped mineral interests	146
Deferred tax asset	21
Residual purchase price allocated to goodwill	$ 24

In addition to the asset allocations noted above, an additional $97 million of assets were recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes" ("SFAS 109"). This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome's December 31, 2003 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. Net earnings for 2003 and the first quarter of 2004 were not re-stated as the effect on the post acquisition period in those years was not material. The key factors that gave rise to the changes were anticipated increased processing capacity, partially offset by increased environmental and sustainability.

(c) In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of the Australian gold producer AurionGold Limited ("AurionGold"). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

Notes to the Consolidated Financial Statements

3. Business Acquisitions and Joint Ventures (cont.)

The acquisition increased Placer Dome's ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and included the Kanowna Belle, Paddington and Kundana mills and related gold mines as well as the Henty gold mine in Australia. It also provided significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It has added significant ounces of gold to Placer Dome's annual production and resulted in synergies, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the fourth quarter of 2003, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$ 9.09
Fair value of Placer Dome common stock issued	709
Plus – Cash consideration	63
Plus – Direct acquisition costs incurred by Placer Dome	13
Total Purchase Price	**785**
Plus – Fair value of liabilities assumed by Placer Dome	
Current liabilities	45
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	50
Less – Fair value of assets acquired by Placer Dome	
Cash	29
Other current assets	61
Mineral properties and mine development	201
Mine plant and equipment	138
Purchased undeveloped mineral interests	258
Deferred tax asset	85
Other long-term assets	39
Residual purchase price allocated to goodwill	**430**

As part of the purchase of AurionGold, Placer Dome acquired identifiable tangible assets, other than goodwill, of $258 million, primarily for undeveloped mineral interests.

In addition to the asset allocations noted above, an additional $87 million of assets were recorded as a result of the gross-up requirement of SFAS 109. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(d) Effective July 1, 2002, Placer Dome (CLA) Limited ("PDCLA"), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The allocation of the net book value of the proportionate share of the assets contributed to the joint venture by PDCLA ($24 million) to the proportionate share of the assets acquired, has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation liabilities ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated by Placer Dome in these financial statements.

4. Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a) Product segments

Sales by metal Years ended December 31	2004	2003	2002
Gold	$ 1,393	$ 1,440	$ 916
Copper	491	318	289
Other	4	5	4
	$ 1,888	**$ 1,763**	**$ 1,209**

(b) Segment operating earnings (loss)

Years ended December 31	Sales[i] 2004	Sales[i] 2003	Sales[i] 2002	Depreciation and depletion 2004	Depreciation and depletion 2003	Depreciation and depletion 2002	Mine Operating earnings[ii] 2004	Mine Operating earnings[ii] 2003	Mine Operating earnings[ii] 2002
Canada									
Campbell	$ 88	$ 69	$ 60	$ 14	$ 10	$ 12	$ 14	$ 21	$ 12
Dome[iii]	–	–	38	–	–	10	–	–	(3)
Porcupine[iii]	85	56	27	12	12	5	20	22	2
Musselwhite	68	87	44	12	12	10	10	4	1
	241	**212**	**169**	**38**	**34**	**37**	**44**	**47**	**12**
United States									
Bald Mountain	19	35	54	1	4	7	2	8	19
Cortez	251	228	197	21	23	25	125	114	86
Golden Sunlight[viii]	2	90	34	–	2	3	1	52	–
Turquoise Ridge[iv]	44	28	11	1	–	–	(1)	8	2
	316	**381**	**296**	**23**	**29**	**35**	**127**	**182**	**107**
Australia									
Granny Smith[vi]	113	104	99	23	19	11	(10)	11	46
Henty[v]	58	35	3	15	10	1	17	3	(1)
Kalgoorlie West[v]	114	143	18	21	36	7	(1)	(4)	(2)
Kanowna Belle[v]	99	101	17	14	19	7	22	21	1
Osborne	115	68	68	10	10	12	30	4	10
	499	**451**	**205**	**83**	**94**	**38**	**58**	**35**	**54**
Papua New Guinea									
Misima[ix]	23	47	48	–	3	1	6	4	14
Porgera[vi]	310	239	118	23	28	18	126	42	10
	333	**286**	**166**	**23**	**31**	**19**	**132**	**46**	**24**
South Africa									
South Deep	**87**	**80**	**60**	**9**	**9**	**8**	**(5)**	**4**	**13**
Tanzania									
North Mara[vii]	**83**	**37**	**n/a**	**11**	**9**	**n/a**	**25**	**7**	**n/a**
Chile									
Zaldívar	449	267	230	49	47	44	229	56	42
Metal hedging	(120)	49	83	–	–	–	(120)	49	83
Currency hedging	–	–	–	–	–	–	15	–	–
Amortization of tax gross up[x]	–	–	–	13	9	3	(13)	(9)	(3)
Stock-based compensation	–	–	–	–	–	–	(3)	(5)	(4)
Other	–	–	–	6	5	3	(5)	(6)	(4)
	$1,888	**$1,763**	**$1,209**	**$ 255**	**$ 267**	**$ 187**	**$ 484**	**$ 406**	**$ 324**

(i) Of the metal sales from mines located in Canada for the years 2004, 2003 and 2002, $49 million, $62 million and $136 million, respectively, were domestic sales, and $192 million, $150 million and $33 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii) Excluded from mine operating earnings, however included in equity in earnings of associates is $15 million (2003 – $10 million; 2002 – $1 million) for mine operating earnings related to La Coipa Mine.

(iii) Results include 100% of Dome Mine's operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 on (see note 3(d)).

(iv) Results from Turquoise Ridge relate to third party ore sales. Results include 100% of Turquoise Ridge's operations up to December 23, 2003 and 75% thereafter (see note 3(a)).

(v) Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(c)).

(vi) Results include 60% of Granny Smith Mine's and 50% of Porgera Mine's operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(c)).

(vii) Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b)).

(viii) Production from Golden Sunlight was temporarily suspended in December 2003 and will recommence in January 2005 when ore is delivered to the mill from stages 5B and 2B.

(ix) Processing of ore ceased at Misima in May 2004.

(x) Pursuant to SFAS 109 – *Accounting for Income Taxes*, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. Balance includes $6 million (2003 – $5 million, 2002 – $1 million) for Porgera, $3 million (2003 – $1 million, 2002 – nil) for North Mara, $1 million (2003 – $2 million, 2002 $1 million) for Kalgoorlie West, $1 million (2003 and 2002 $1 million each) for Zaldívar, and $1 million (nil in 2003 and 2002) for each of Kanowna Belle and Henty.

5. Write-downs of Mining Assets and Restructuring Costs

In 2004, a write-down of certain mining assets, primarily at its Zaldívar operations, and restructuring charges totalled $20 million ($14 million after-tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in an impairment of $16 million. Restructuring charges of $4 million were incurred, primarily related to South Deep mine where there was a restructuring and reduction of mine management and a reduction in the work force.

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $375/oz in 2004, $350/oz. in 2003, and $300/oz. in 2002. In 2004, aside from the mining assets discussed above, 2003 and 2002, the Corporation determined that no write-downs of the carrying values of mining properties and investments were required.

6. Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows:

Years ended December 31	2004	2003	2002
Realized non-hedge derivative gains (losses)			
Currencies	$ 1	$ 7	$ (8)
Metals	(20)	(5)	–
Unrealized non-hedge derivative gains (losses)[i]			
Currencies	3	32	24
Metals	(12)	12	(13)
	$ (28)	**$ 46**	**$ 3**

(i) See note 17 for additional disclosure related to Placer Dome's derivative program.

Notes to the Consolidated Financial Statements

7. Investment and Other Business Income (Loss)

Investment and other income (loss) comprises the following:

Years ended December 31	2004	2003	2002
Interest income	$ 17	$ 6	$ 10
Gains on sales of investments and assets	6	–	9
Interest income on sale of water rights[i]	5	6	6
Foreign exchange losses	(11)	(24)	(2)
Cumulative translation adjustment recognized on the closure of Misima	(34)	–	–
Dividend income[ii]	–	–	5
Loss on redemption of preferred securities	–	(5)	–
Other	6	14	11
	$ (11)	$ (3)	$ 39

(i) In December 2000, Compania Minera Zaldivar ("CMZ") completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii) Represents dividends received from AurionGold prior to obtaining control on October 22, 2002 (see note 3(c)).

8. Income and Resource Taxes

(a) Details of income and resource tax provision (recovery) related to operations are as follows:

Years ended December 31	2004	2003	2002
Income taxes			
Current			
Canada	$ 12	$ 29	$ 8
Foreign	36	32	17
Deferred			
Canada	(128)	(76)	(29)
Foreign	(11)	(67)	36
	(91)	(82)	32
Mining taxes – Canada			
Current	(18)	21	1
Deferred	(21)	17	1
	(39)	38	2
	$ (130)	$ (44)	$ 34

(b) The provision (recovery) for income taxes is based on pre-tax earnings before minority interests, equity in earnings of associates and cumulative effect of change in accounting policy as follows:

Years ended December 31	2004	2003	2002
Canada	$ (232)	$ (120)	$ (53)
Foreign	376	313	206
	$ 144	$ 193	$ 153

(c) The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

Years ended December 31	2004	2003	2002
Combined basic statutory tax rate[i]	35.6%	37.6%	39.6%
Non-taxable portion of investment gains	–	–	(0.9)
Expenses not deductible for income tax purposes[ii]	1.4	4.8	6.5
Mining and other resource taxes	(44.2)	17.3	1.0
Resource allowance	(3.6)	(2.8)	(2.9)
Depletion	(8.5)	(8.7)	(8.4)
Capital allowance	(18.9)	(11.1)	(6.9)
Foreign earnings subject to different tax rates[iii]	(3.8)	(7.1)	(26.5)
Change in valuation allowance (note 8(e))	45.0	(77.3)	(81.6)
Foreign exchange	(73.6)	25.0	10.9
Losses expired	3.4	–	78.6
Tax contingencies (other than Ontario Mining tax) resolved in favour of Placer Dome	(11.2)	(3.6)	(6.6)
Other	(11.9)	3.1	19.4
Effective tax rate	(90.3%)	(22.8%)	22.2%

(i) Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii) Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii) After taking into account applicable withholding taxes.

(d) Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

Years ended December 31	2004	2003	2002
Depreciation and amortization	$ (36)	$ (31)	$ (23)
Exploration and development	–	(45)	(8)
Tax losses	75	(70)	(7)
Foreign exchange	(96)	9	21
Changes in Canadian tax law	(57)	19	4
Accrued withholding tax	(6)	2	4
Other	(40)	(10)	17
	$ (160)	$ (126)	$ 8

(e) Components of deferred income and resource tax assets and liabilities comprise:

December 31	2004	2003
Deferred income and resource tax assets		
Tax losses and credits	$ 297	$ 379
Other[i]	712	538
Valuation allowance	(105)	(40)
	904	877
Deferred income and resource tax liabilities		
Capital assets	516	416
Other	214	436
	730	852
Net deferred tax asset/(liability)	$ 174	$ 25

(i) Other deferred income and resource tax assets include the deductible temporary differences related to exploration, development and fixed assets. Some of these deferred tax assets are netted with deferred tax liabilities for purposes of the balance sheet disclosure below.

Net deferred tax asset / (liability) consists of:

December 31	2004	2003
Current deferred tax assets	$ 45	$ 12
Long-term deferred income and resource tax assets	400	230
Current deferred tax liabilities	(6)	(1)
Long-term deferred income and resource tax liabilities	(265)	(216)
	$ 174	**$ 25**

During 2004, the Australian deferred tax asset increased by $117 million resulting from a number of factors including the tax impacts from the strengthening Australian dollar. This increase in the deferred tax asset was partially offset by a valuation allowance of $52 million for a net 2004 recognition of a non-cash tax recovery of $65 million. The net increase in the Australian deferred tax asset reflects a more positive operational outlook in Australia, including an improved gold price environment.

In South Africa the deferred tax asset increased by $17 million during 2004 resulting from a number of factors including foreign exchange and the capital allowance. A valuation allowance was recorded against this increase due to management's view that given the current rand to U.S. dollar exchange rate that it is probable that the additional deferred tax asset would not be utilized.

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its U.S. operations. At that time, a full valuation allowance had been set up against the asset. During the second and fourth quarters of 2003, Placer Dome recognized a $111 million non-cash tax asset with respect to previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome's U.S. operations including an improved gold price environment. Pursuant to this, a non-cash credit of $111 million to Income and resource tax recovery (provision) was recorded in the statement of earnings during the second and fourth quarters of 2003. In accordance with the provisions of Statement of Accounting Standards No. 109 *"Accounting for Income Taxes"*, Placer Dome did not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

(f) Loss and tax credit carry forwards are as follows as at December 31, 2004.

Country	Category	2004	Expiry
Australia	Operating losses(i)	$ 263	n/a
Canada	Non-capital losses	219	2005-2014
	Net capital losses(ii)	41	n/a
	Investment tax credit	4	2009-2014
Chile	Operating losses	215	n/a
South Africa	Non-capital losses(iii)	117	n/a
Tanzania	Non-capital losses	3	n/a
United States	Operating – Regular tax	54	2021-2024
	Operating – Alternative minimum tax	103	2021-2024
	Alternative minimum tax credits	22	n/a
Other	Operating losses	70	2005-2013

(i) A valuation allowance has been provided on $52 million of deferred taxes relating to Australian operating losses.
(ii) A valuation allowance has been provided on $15 million of deferred taxes relating to Canadian net capital losses.
(iii) A valuation allowance has been provided on $16 million of deferred taxes relating to South Africa non-capital losses.

(g) Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2004, withholding taxes of $10 million (2003 – $8 million and 2002 – $4 million) related to inter-company loans were incurred and charged to income tax expense.

(h) Net income and resource tax payments were $52 million, $91 million and $17 million in 2004, 2003 and 2002, respectively.

(i) See note 18(e) for a discussion of Placer Dome's reversal of a previously accrued tax and interest liability of $76 million relating to Ontario mining taxes during the third quarter of 2004.

9. Inventories

Inventories comprise the following:

December 31	2004	2003
Metal in circuit	$ 102	$ 98
Ore stockpiles	103	83
Materials and supplies	83	81
Product inventories	31	46
	319	**308**
Long-term portion of ore stockpiles	(71)	(64)
Inventories	**$ 248**	**$ 244**

10. Investments

Investments, other than those included in current assets, are comprised of the equity accounted for investment in Compañia Minera Mantos de Oro (2004 – $35 million, 2003 – $36 million), and $15 million (2003 – $15 million) of investments which, in accordance with SFAS115 – *Accounting for Certain Investments in Debt and Equity Securities*, have been valued at market with an offsetting gain or loss being recorded in other comprehensive income (see note 20(c)).

11. Other Assets

Other assets comprise the following:

December 31	2004	2003
Long-term ore stockpiles (note 9)	$ 71	$ 64
Sale agreement receivable(i)	66	69
Debt issue costs and discounts	17	17
Pension asset (note 19)	15	13
Other	13	14
	182	**177**
Current portion of other assets	(9)	(9)
	$ 173	**$ 168**

(i) Balance relates to sale of the CMZ water rights (see note 7).

Notes to the Consolidated Financial Statements

12. Property, Plant and Equipment

(a) Details of Placer Dome's property, plant and equipment are as follows:

	December 31, 2004			December 31, 2003		
	Cost[iii]	Accumulated depreciation	Net	Cost[iii]	Accumulated depreciation	Net
Mineral properties and deferred development	$ 1,639	$ (731)	$ 908	$ 1,604	$ (720)	$ 884
Mine plant and equipment	2,593	(1,440)	1,153	2,367	(1,423)	944
Purchased undeveloped mineral interests (note 3)	463	(13)	450	532	(10)	522
Construction in progress[i]	96	–	96	194	–	194
	$ 4,791	$ (2,184)	$ 2,607	$ 4,697	$ (2,153)	$ 2,544

(i) The significant components of the balance are $38 million (2003 $16 million included in purchased undeveloped mineral property) for the Pamour Pit at the Porcupine mine, and $36 million for development at the Golden Sunlight mine (2003 – $6 million) and nil (2003 – $152 million) for the development of the South Deep Shaft at the South Deep Mine and of nil (2003 – $16 million) for development at Turquoise Ridge.

(ii) Includes $101 million (2003 – $111 million) recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(b) Property plant and equipment (net) and additions thereto by country are as follows:

	Property, plant and equipment		Additions to property, plant and equipment		
	December 31		Years ended December 31		
	2004	2003	2004	2003	2002
Australia	$ 582	$ 642	$ 41	$ 54	$ 29
South Africa	571	528	53	63	42
Chile	491	538	17	23	10
Tanzania (note 3(b))	431	391	51	1	–
Canada	236	202	71	30	18
United States (note 3(a))	185	111	104	35	23
Papua New Guinea	111	132	3	7	5
	$ 2,607	$ 2,544	$ 340	$ 213	$ 127

(c) Deferred stripping by country is as follows:

December 31	2004	2003
Papua New Guinea	$ 105	$ 84
United States	28	(1)
Australia	19	6
Chile	15	16
Canada	–	–
Tanzania (note 3(b))	3	2
	$ 170	$ 107

13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

December 31	2004	2003
Trade payables	$ 143	$ 123
Accrued employee salaries and benefits	60	49
Current reclamation and post closure obligations (notes 18(a) and (b))	13	17
Royalties payable	13	13
Interest payable	15	15
Deferred commodity derivatives	10	12
Other	14	14
	$ 268	$ 243

14. Debt

(a) Consolidated long-term debt and capital leases comprise the following:

December 31	2004	2003
Placer Dome Inc.		
Bonds, unsecured (vii)		
June 15, 2007 at 7.125% per annum	$ 100	$ 100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum[i]	200	200
October 15, 2035 at 6.45% per annum[ii]	300	300
Preferred Securities, unsecured[iii,viii]		
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium-term notes, unsecured[iv]	140	140
Senior Convertible Debentures, unsecured, October 15, 2023 at 2.75%[ii]	230	230
East African Gold, non-recourse (note 3(b))[v]	–	36
Capital leases[vi]	7	6
	1,154	1,189
Current portion	(45)	(10)
	$ 1,109	$ 1,179

(i) On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375%. The Corporation has prepared and filed registration documentation that permits the debentures to be resold to the public.

(ii) On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. An additional $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. As at December 31, 2004, none of these prescribed conditions had occurred.
The holders of the debentures and, in the case of the convertible debentures, the underlying shares are entitled to the benefits of registration rights granted pursuant to registration rights agreements dated October 10, 2003 (the "Registration Rights Agreements"). The Registration Rights Agreements require, among other things, that the Corporation prepare and file registration documentation that will permit the debentures and, in the case of the convertible debentures, the underlying shares to be resold to the public. On April 16, 2004, Placer Dome announced that two registration statements related to its $230 million 2.75% Convertible Debentures and $300 million 6.45% Debentures, both originally issued in October 2003, had been filed and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

(iii) Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount by delivering Common Shares, in which event the holder of the securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the securities are not entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

(iv) The interest rates range from 6.6% to 8.1% and the notes mature between 2005 and 2026.

(v) This loan relates to project financing for the North Mara mine and was non-recourse to Placer Dome. It bore interest at LIBOR plus 2.75% and was repayable over 5 years. This was repaid on July 29, 2004.

(vi) The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from two to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2004 and 2003, $6 million and $4 million respectively, of leased property was included in plant and equipment, net of $3 million and $11 million, respectively, of accumulated depreciation and depletion.

(vii) Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2004 are as follows:

	Long-term debt	Capital leases	Total
2005	$ 43	$ 2	$ 45
2006	–	2	2
2007	100	2	102
2008	–	2	2
2009	16	–	16
Thereafter	988	–	988
Long-term debt and capital lease obligations	**1,147**	**8**	**1,155**
Less amount representing interest	–	(1)	(1)
	$ 1,147	**$ 7**	**$ 1,154**

(viii) On January 31, 2003, Placer Dome repaid, from cash, the $137 million of unsecured debt assumed in the purchase of AurionGold.
On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation's outstanding $185 million 8.625% Series A Preferred Securities. A loss of $5 million was recorded on redemption.
On May 15, 2003, Placer Dome, as scheduled, repaid $200 million of 7.125% unsecured bonds.

(b) During the third quarter of 2004, Placer Dome entered into a demand financing facility which permits borrowings of up to $120 million. The facility requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The net effective interest rate to Placer Dome of this is 0.4% per annum. At December 31, 2004, $110 million, classified as short-term debt, had been drawn on the facility and an equal amount had been placed on deposit.

(c) Interest and financing expense comprise of:

Years ended December 31	2004	2003	2002
Interest charges – long-term debt	$ 72	$ 62	$ 64
Capitalized interest	(9)	(7)	(6)
Interest expense – long-term debt	**63**	**55**	**58**
Interest on short-term debt and financing expenses	14	10	8
Interest and financing expense	**$ 77**	**$ 65**	**$ 66**
Interest payments – long-term debt	$ 72	$ 54	$ 64
Weighted average interest rate	6.2%	7.1%	7.6%

(d) At December 31, 2004, Placer Dome had unused bank lines of credit of $895 million with an international consortium of banks. Of the primary facility of $850 million, $46 million has been utilized to support letters of credit granted for bonding and reclamation purposes. The credit facility is fully committed until 2009. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2004 was 2.56% (three-month term). The bank lines of credit require Placer Dome to maintain a consolidated tangible net worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1.5 billion.

(e) Certain of Placer Dome's debt facilities contain various common public debt covenants and default provisions including payment defaults, limitation on liens, limitation on sale and leaseback transactions and merger restrictions. These debt instruments include the Corporation's unsecured Bonds, Preferred Securities, Medium-Term Notes, Senior Convertible Debentures, and bank lines of credit. In addition, Placer Dome's metal and foreign currency contracts and options (note 17) require it to maintain a consolidated tangible net worth of $1.0 billion.

At December 31, 2004, Placer Dome was in compliance with all debt covenants and default provisions.

15. Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

December 31	2004	2003
Pension liability (note 19)	$ 54	$ 56
Minority interest in subsidiaries	2	1
Other obligations and provisions	23	21
	$ 79	**$ 78**

16. Share Capital

(a) Common shares issued and outstanding

	Shares (000s)	Amount
Balance, December 31, 2001	328,609	$ 1,259
Issued for acquisition of AurionGold (note 3(c))	77,934	709
Exercise of share options	2,199	24
Balance, December 31, 2002	**408,742**	**1,992**
Exercise of share options	2,788	31
Balance, December 31, 2003	**411,530**	**2,023**
Issued in equity offering, net of issue costs[i]	21,275	457
Exercise of share options	3,590	42
Balance, December 31, 2004	**436,395**	**$ 2,522**

(i) On November 23, 2004 Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. Net proceeds from the offering were $452 million. The underwriters' over-allotment option was fully exercised.

(b) Share options

At December 31, 2004, the Corporation had three stock based incentive plans. The following table describes these plans:

	Shares (000s)		
	Reserved	Options outstanding	Options exercisable
1996 LTIP[i]	2,340	59	59
1987 Stock Option Plan[ii]	32,000	13,396	7,747
1993 Directors Plan[iii]	750	360	360
	35,090	**13,815**	**8,166**

(i) Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation ("Getchell") at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

16. Share Capital (cont.)

(ii) Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. At the 2003 annual meeting, the shareholders of Placer Dome voted to increase the aggregate number of shares for which options may be granted under the 1987 Stock Option Plan from 25,000,000 to 32,000,000. The aggregate number of shares for which options may be granted under the 1993 Directors Plan shall not exceed 750,000. On December 4, 2003, the board of directors of the Corporation suspended option grants under the 1993 Directors Plan.

The following table contains information with respect to all option plans:

	Options denominated in CAD$		Options denominated in US$	
	Shares (000s)	Price CAD$/share	Shares (000s)	Price US$/share
Options outstanding,				
December 31, 2001	15,593	12.00 - 39.75	356	5.10 - 20.41
Granted	–	–	2,157	9.75 - 12.51
Exercised	(2,044)	12.00 - 19.60	(155)	5.56 - 12.55
Forfeited or expired	(839)	12.00 - 39.25	(175)	9.67 - 20.41
Options outstanding,				
December 31, 2002	12,710	12.40 - 39.75	2,183	5.10 - 19.24
Granted	–	–	4,020	9.69 - 18.69
Exercised	(2,721)	12.40 - 17.55	(154)	8.01 - 12.55
Forfeited or expired	(602)	12.69 - 39.75	(316)	10.36 - 12.51
Options outstanding,				
December 31, 2003	9,387	12.40 - 39.75	5,733	5.10 - 19.24
Granted	–	–	3,055	16.42 - 17.09
Exercised	(2,403)	12.40 - 24.90	(1,104)	5.10 - 17.07
Forfeited or expired	(408)	12.69 - 39.75	(445)	10.36 - 16.42
Options outstanding,				
December 31, 2004	6,576	12.40 - 39.75	7,239	5.10 - 19.24

(i) The weighted average fair value of options granted in 2004, 2003 and 2002 was US$6.01, US$3.25 and CAD$4.20 per share, respectively.

The following table summarizes information about share options outstanding:

December 31, 2004	Options outstanding			Options exercisable	
Range of exercise prices	Shares (000s)	Average life (years)	Weighted average price	Shares (000s)	Weighted average price
CAD$ options					
$12.40-$19.45[i]	3,702	4.80	15.56	3,702	15.56
$19.46-$25.00	226	2.72	23.59	226	23.56
$25.01-$32.62	2,088	1.37	28.44	2,088	28.44
$32.63-$39.75	560	1.12	38.60	560	38.60
	6,576	**3.33**	**21.89**	**6,576**	**21.89**
US$ options					
$5.10-$8.16	29	3.67	5.10	29	5.10
$8.17-$12.24	3,107	8.13	10.38	836	10.42
$12.25-$16.33	1,224	7.07	12.53	706	12.53
$16.34-$19.24	2,879	9.13	16.45	19	19.18
	7,239	**8.33**	**13.14**	**1,590**	**11.36**

(i) Includes 376,854 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. All of these options have vested and have an exercise price of CAD$12.69 per share.

(c) The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. During 2002, the Corporation followed the disclosure-only provisions of SFAS No. 123 for stock options granted to non-Canadian employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, the Corporation's net earnings and net earnings per share on a U.S. basis would have been adjusted to the pro forma amounts indicated below:

Years ended December 31	2004	2003	2002
Net earnings – as reported	$ 284	$ 229	$ 116
Net earnings – pro forma	271	218	106
Net earnings per share – as reported	0.68	0.56	0.33
Net earnings per share – pro forma	0.65	0.53	0.30

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

December 31	2004	2003	2002
Dividend yield	0.6%	1.0%	1.7%
Expected Volatility	35%	30%	30%
Risk-free interest rate	3.96%	3.92%	4.31%
Contractual life	10 years	10 years	10 years

(d) Placer Dome first adopted a shareholders' rights plan in 1990. The current shareholders' rights plan (the "Rights Plan") was approved by shareholders at the 2004 annual and special meeting. The following summary of certain provisions of the Rights Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Rights Plan, including the definitions therein of certain terms, and the form of certificate evidencing the Rights. Copies of the Rights Plan are available from the Corporation upon request.

Under the Rights Plan, each "Voting Share" issued prior to the Separation Time (as defined below) carries with it one right (a "Right"). A Voting Share is any share or voting interest issued by Placer Dome (collectively, the "Voting Shares") entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the common shares. One Right will be issued for each Voting Share issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination of expiration of the Rights as set out in the Rights Plan. Each Right carries with it the right to purchase common shares in Placer Dome, at a discounted price, under certain circumstances including in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain events, as specified in the Rights Plan, cause the Rights to separate from the Voting Shares (the "Separation Time"). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire upon the termination of Placer Dome's annual meeting in 2007, unless earlier redeemed. The Rights Plan will expire no later than the termination of Placer Dome's annual meeting in 2007. The Rights may be redeemed at a price of Cdn$0.001 per Right prior to a specified event but, in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the common shares (or other class of Voting Shares) in a transaction that is not a "Permitted Bid" or a "Competing Permitted Bid", the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the Market Price (as defined in the Rights Plan). The Rights are not triggered by a "Permitted Bid", which is essentially a takeover bid made to all shareholders for any or all of their shares. The "Permitted Bid" must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding common shares held by independent shareholders have been tendered to the bid. A "Competing Permitted Bid" is a take-over bid made after a "Permitted Bid" has been made and prior to its expiry that satisfies all of the provisions of a "Permitted Bid", except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the "Competing Permitted Bid" is made and 60 days after the date of the earliest prior bid in existence when the "Competing Permitted Bid" is made. The entering into of certain revocable lock-up agreements to tender common shares into a takeover bid will not trigger the Rights.

17. Fair Value of Financial Instruments with Off-balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome's financial instruments:

December 31	2004		2003	
	Carrying Value	Fair Value[i]	Carrying Value	Fair Value[i]
Financial Assets				
Cash and cash equivalents	1,017	1,017	550	550
Restricted cash	122	122	32	32
Short-term investments	14	14	9	9
Investments other than equity investments	15	15	15	15
Sale agreement receivable	66	66	69	69
Foreign currency contract and options	51	51	45	45
Financial Liabilities				
Short-term and long-term debt and capital leases	1,267	1,416	1,189	1,297
Metal contracts and options	232	813	220	730

(i) Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2004, based on the spot prices of $438 per ounce for gold, $6.80 per ounce for silver and $1.488 per pound for copper, an Australian to U.S. dollar exchange rate of $1.2814, and a Canadian to U.S. dollar exchange rate of 1.2036, the mark-to-market values of Placer Dome's precious metal and copper sales programs were negative $775 million and negative $38 million, respectively. The precious metal mark-to-market value does not take into account the $163 million liability in Deferred commodity and currency sales contracts and derivatives as at December 31, 2004 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome's currency forward and option contracts on December 31, 2004, was approximately positive $51 million (based on an Australian to U.S. dollar foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of 1.2036), all of which has been recognized through earnings or other comprehensive income.

Notes to the Consolidated Financial Statements

17. Fair Value of Financial Instruments with Off-balance Sheet Risk (cont.)

At December 31, 2004, Placer Dome's consolidated metal sales program consists of:

	2005	2006	2007	2008	2009	2010	2011+	Total
Gold (000s ounces):								
Forward contracts sold[i]								
Fixed contracts								
Amount	1,047	1,239	1,245	978	347	246	461	5,563
Average price ($/oz)	330	344	372	396	411	410	474	375
Fixed interest floating lease rate								
Amount	–	–	15	232	772	285	625	1,929
Average price ($/oz)	–	–	414	357	430	420	485	437
A$ forward contracts								
Amount	–	15	24	–	–	–	–	39
Average price ($/oz)	–	482	494	–	–	–	–	489
Total								
Forward contracts sold	1,047	1,254	1,284	1,210	1,119	531	1,086	7,531
A$ forward contracts purchased	(75)	–	–	–	–	–	–	(75)
Total								
Forward contracts	972	1,254	1,284	1,210	1,119	531	1,086	7,456
Call options sold and cap agreements[ii]								
Amount	277	219	115	200	20	40	20	891
Average price ($/oz)	362	357	363	394	500	500	500	380
A$ contracts								
Amount	56	–	–	–	–	–	–	56
Average price ($/oz)	391	–	–	–	–	–	–	391
Total								
Call options sold and cap agreements	333	219	115	200	20	40	20	947
Total								
Firm committed ounces[iii]	1,305	1,473	1,399	1,410	1,139	571	1,106	8,403
Contingent call options sold[iv]								
Knock-in (up and in)								
Amount	128	52	–	–	–	–	64	244
Average price ($/oz)	404	390	–	–	–	–	429	408
Average barrier level ($/oz)	439	429	–	–	–	–	429	434
Knock-out (down and out)								
Amount	38	42	66	54	117	30	–	347
Average price ($/oz)	415	436	444	458	436	480	–	442
Average barrier level ($/oz)	364	395	387	374	384	390	–	383
Total								
Maximum committed ounces[v]	1,471	1,567	1,465	1,464	1,256	601	1,170	8,994
Put options purchased[vi]								
Amount	718	538	363	179	159	103	99	2,159
Average price ($/oz)	406	416	441	414	407	440	434	418
Put options sold[vii]								
Amount	80	80						160
Average price ($/oz)	250	250						250

Contingent call options purchased not included in the above table total 0.1 million ounces at an average price of $437 per ounce.

	2005	2006	2007	2008	2009	Total
Silver (000s ounces):						
Fixed forward contracts[i]						
Amount	–	1,200	–	–	–	1,200
Average price ($/oz)	–	6.25	–	–	–	6.25
Call options sold[ii]						
Amount	1,560	3,632	1,050	820	550	7,612
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.23
Total committed amount	**1,560**	**4,832**	**1,050**	**820**	**550**	**8,812**
Put options purchased[vi]						
Amount	2,160	3,820	1,050	820	550	8,400
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.29
Copper (millions of pounds):						
Fixed forward contracts[i]						
Amount	28.1					
Average price ($/lb)	1.19					
Call options sold[ii]						
Amount	103.1					
Average price ($/lb)	1.11					
Total committed amount						
Amount	**131.2**					
Average price ($/lb)	1.12					
Put options purchased[vi]						
Amount	100.9					
Average price ($/lb)	1.00					

(i) **Forward sales contracts** – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a) Fixed forward contracts – a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b) Fixed interest floating lease rate contracts – a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c) Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.2814. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii) **Call options sold and cap agreements** – Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.2814.

(iii) **Firm Committed ounces** – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv) **Contingent call options sold** – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.2814. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v) **Maximum committed ounces** – Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi) **Put options purchased** – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii) **Put options sold** – Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2004, Placer Dome's consolidated foreign currency program consists of:

	2005	2006	2007	Total
Australian Dollars (millions USD)				
Fixed forward contracts				
Amount	$ 54.3	$ 37.1	$ 5.0	$ 96.4
Average rate (AUD/USD)	$ 1.8182	$ 1.9168	$ 1.5713	$ 1.8433
Put options sold				
Amount	–	20.0	5.5	25.5
Average rate (AUD/USD)	–	1.5972	1.6537	1.6093
Total committed dollars				
Amount	**$ 54.3**	**$ 57.1**	**$ 10.5**	**$ 121.9**
Average rate (AUD/USD)	**$ 1.8182**	**$ 1.8049**	**$ 1.6145**	**$ 1.7944**
Call options purchased				
Amount	$ 75.0	$ 23.5	$ 12.0	$ 110.5
Average rate (AUD/USD)	$ 1.3455	$ 1.5099	$ 1.6431	$ 1.4128
Canadian Dollars (millions USD)				
Call options purchased				
Amount	$ 66.0	$ –	$ –	$ 66.0
Average rate (CAD/USD)	$ 1.2363	$ –	$ –	$ 1.2363

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness of the hedged currency.

18. Commitments and Contingencies

(a) Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $288 million as at December 31, 2004. The aggregate accrued obligation as at December 31, 2004, representing the fair value of Placer Dome's share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $215 million (2003 – $198 million). The full amount has been accrued through the adoption of SFAS 143 (see note 2(c)) and through charges to earnings of $29 million, $12 million, and $23 million in 2004, 2003, and 2002, respectively. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see note 1 'Reclamation and Closure Costs' section and note 2(c).

Over the next 3 years, Placer Dome anticipates spending approximately $11 million on reclamation and closure at the closed Kidston, Equity Silver and Misima mines.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations. At December 31, 2004, Placer Dome has letters of credits of CAD$23 million (US$19 million) and CAD$32 million (US$26 million) for Equity Silver mine and the other Canadian mines and properties, respectively, bonds of $54 million for Golden Sunlight, bonds and letters of credit and bonds of $65 million for Cortez (100%), Turquoise Ridge (100%) and Bald Mountain, and bank guarantees for A$41 million (US$32 million) for the Australian mines.

(b) Although the ultimate amount of termination benefits obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of contractual termination benefits to be $93 million as at December 31, 2004, and has accrued through charges to earnings of $5 million, $5 million, and $4 million in 2004, 2003, and 2002, respectively. The aggregate accrued obligation as at December 31, 2004, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $49 million (2003 – $44 million).

(c) Since 1992, Placer Dome U.S. Inc. ("PDUS") and the Nevada joint venture it manages, Cortez Gold Mines ("Cortez") have been involved in litigation with ECM, Inc. ("ECM."). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez' holdings in Lander County, Nevada during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez's non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM has one remaining claim for relief. This claim is based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM's mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez's motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. Briefing of that appeal is now complete, and management expects a decision in the case by the end of 2005. Management believes, on balance, that it will be successful in defending the litigation against ECM and, accordingly, no loss accrual for this contingency has been made.

(d) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $55 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act ("MMRA") violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered a judgement based on the March 21 ruling, requiring the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the District Court to require the agency to require Golden Sunlight to post additional bond, pending proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Subsequent to the appeal, the Montana Legislature amended the MMRA to provide, in part, that "backfilling as a reclamation measure is neither required nor prohibited in all cases ..." but must be determined by the DEQ on a site specific basis. The MMRA was also amended to prohibit an increase in a reclamation bond until the modification to an operating permit is complete. In May of 2003, the DEQ and Golden Sunlight respectively moved to dismiss the appeal on mootness ground, because of the legislature's amendment of the statute, which was the subject of the District Court's judgment. In an Order issued August 27, 2003, the Montana Supreme Court decided to hold the motion to dismiss in abeyance, together with the appeal, pending completion of an administrative environmental analysis and decision process commenced by the DEQ in response to the District Court judgment. To date, the DEQ has not modified the existing mine reclamation plan or the reclamation bond. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(e) In September 2002, Placer Dome Canada Limited ("PDC") lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited ("PDCLA"), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome's favour in reversing the Ontario Superior Court decision. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal's decision to the Supreme Court of Canada. Management is of the view, that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Accordingly, Placer Dome has reversed a previously accrued tax and interest related liability of $76 million. This reversal was recorded as income in the third quarter of 2004. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

(f) The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the commencement of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("the Act") on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the state, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Act. On May 3, 2004, the Department of Minerals and Energy (the "DME") announced that it was seeking legal advice on the implications of the Act in light of South Africa's international agreements.

Holders of old-order mining rights, of the type held by the Placer Dome Western Areas Joint Venture for its South Deep mine, are required within five years of the May 1, 2004 commencement date to lodge their rights for conversion into new order mining rights in terms of the Act. Old order mining rights will continue in force during the conversion period subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfilment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

- apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;
- submit a prescribed social and labour plan; and
- undertake to "give effect to" the black economic empowerment and socio-economic objectives of the Act (the "Objectives") and set out the manner in which it will give effect to the Objectives.

Notes to the Consolidated Financial Statements

18. Commitments and Contingencies (cont.)

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the "Charter"), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans ("HDSAs") and beneficiation, and five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that South Deep fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has, however, indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

(g) On July 29th, 2003, the Lawyers Environmental Action Team ("LEAT") filed a complaint (the "Complaint") with the Tanzanian Commission for Human Rights and Good Governance ("the Commission") in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the "Complainants") against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the "Respondents"). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the "Property").

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to "afresh" the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission has convened a hearing on certain preliminary issues respecting the Complaint.

Management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome's title to its mining concessions.

(h) Placer Dome and Marcopper Mining Corporation ("Marcopper") are named as defendants (the "Defendants") in two complaints detailed below (the "Complaints") filed in the Regional Trial Court (the "Court"), Fourth Judicial Regiôn, Boac, Marinduque, Philippines respecting alleged damages arising from the mining operations of the Marcopper Mine. The Marcopper Mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper Mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper Mine ceased mining operations in 1996. Placer Dome owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.

In April 2001, a complaint was filed in the Court (the "Mogpog Complaint") by Rita Natal and 60 other individuals (the "Mogpog Plaintiffs") against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state.

In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the Court's prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order. By order issued November 22, 2004, the Court granted the motion for reconsideration reinstating the claims against Marcopper only and dismissing the motion against Placer Dome. Subject to appeal, the case stands dismissed against Placer Dome. No appeal has been commenced by the Mogpog Plaintiffs.

To date, the Court has not effected service of the Mogpog Complaint on Placer Dome.

Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.

In July 2004, a complaint was filed in the Court (the "Calancan Bay Complaint") framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailing from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the "Calancan Bay Plaintiffs") are fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants' decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood.

To date, the Court has not effected service of the Calancan Bay Complaint on Placer Dome.

Evaluation of the Calancan Bay Complaint is in its early stages; however, management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages.

Management is continuing its investigation of the facts and the allegations in the complaints, and related developments as they occur. If either of the complaints proceeds, management intends to vigorously defend against all claims made.

(i) On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process. Given the preliminary status of the investigation, no accrual for insurance recoveries has been made at this time.

(j) At December 31, 2004, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs, primarily at the Cortez and South Deep properties.

(k) Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

19. Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees' earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Placer Dome uses a measurement date of December 31 for the majority of its pension plans.

Pension expenses are comprised of:

Years ended December 31	2004	2003	2002
Defined benefit plans:			
Service costs (benefits earned during the period)	$ 6	$ 8	$ 8
Interest costs on projected benefit obligations	10	9	9
Expected return on plan assets	(8)	(7)	(8)
Amortization of experience gains/losses	3	2	–
	11	12	9
Defined contribution plans	5	5	1
	$ 16	**$ 17**	**$ 10**

19. Pension Plans (cont.)

The status of defined benefit plans is as follows:

December 31	Plans where assets exceed accumulated benefits 2004	2003	Plans where accumulated benefits exceed assets 2004	2003
Change in plan assets				
Fair value of plan assets at beginning of year	$ 45	$ 35	$ 67	$ 53
Actual return on plan assets	5	3	6	7
Employer contribution	3	3	14	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	11	(2)	6
Fair value of plan assets at end of year	**43**	**45**	**77**	**67**
Change in projected benefit obligations				
Projected benefit obligations at beginning of year	41	30	134	107
Service cost	3	4	3	4
Interest cost	2	2	7	7
Actuarial loss (gain)	2	2	4	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	10	1	15
Projected benefit obligations at end of year	**38**	**41**	**141**	**134**
Plan assets in excess of (less than) projected benefit obligations	5	4	(64)	(67)
Unamortized transition surplus	–	–	(1)	6
Unamortized experience loss	10	9	36	28
Accrued pension asset (liability)[i]	**15**	**13**	**(29)**	**(33)**
Amounts recognized on the consolidated balance sheets consist of:				
Accrued pension asset (liability)	15	13	(29)	(33)
Additional minimum pension liability[ii]	–	–	(25)	(23)
Intangible asset[ii]	–	–	3	1
Accumulated other comprehensive income	–	–	22	22
Net amount recognized on consolidated balance sheets[ii]	**$ 15**	**$ 13**	**$ (29)**	**$ (33)**

(i) Substantially all of the $29 million (2003 – $33 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

(ii) The additional minimum liability represents the excess of the unfunded accumulated projected benefit obligation over the net accrued pension liability on the balance sheets. An amount equal to the unrecognized prior service costs is set up as an intangible asset, with the remaining difference recognized as a reduction to other comprehensive income. The accumulated projected benefit obligation for all defined benefit pension plans at December 31, 2004 and 2003 was $163 million.

(a) The asset allocation for Placer Dome's pension plans by asset category are as follows:

	2005 – Target %	2004 %	2003 %
Equity securities	50 - 70	61	60
Debt securities	20 - 40	32	32
Real estate	5 - 10	4	4
Other	1 - 5	3	4
Total		**100**	**100**

Placer Dome's investment strategy supports the objectives of the funds. The objective for the majority of the funds is to achieve a total annual return, over a 4 year period, equal to the greater of Consumer Price Index+3% and 91 days Treasury-Bills +1%. To achieve this objective, each fund has established a strategic asset allocation policy. The weighted average target allocation by asset class applicable to the funds is summarized above. The asset allocation is monitored regularly and rebalancing occurs when the target ranges are exceeded. Diversification requirements are in place to have investments across a range of asset classes and a combination of investment managers. Each manager has their own investment objectives for their respective mandates and their performance is measured against these objectives. Reviews of the investment objectives and the investment managers are performed periodically.

(b) In determining the present value of accumulated projected plan benefits and current service pension cost at December 31, the assumptions were:

December 31	2004 %	2003 %
Average discount rate	5.5 - 5.75	6.0
Rate of compensation increase	3.0 - 4.0	3.0 - 4.0
Expected return on plan assets	7.0 - 8.0	6.5 - 8.0

The expected long term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for each asset class are determined using a model which factors in long term government debt rates, real bond yield trend, inflation, with a margin for equity and property returns based on long term expectations.

The amortization periods of unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 17 years and are based on the expected average remaining service life of each employee group.

(c) Placer Dome expects to contribute $11 million to its pension plans in 2005. The estimated future benefit payments are as follow:

2005	$ 10
2006	10
2007	11
2008	11
2009	12
2010-2013	65

20. Supplementary Information

(a) Change in non-cash operating working capital comprise:

Years ended December 31	2004	2003	2002
Restricted cash	$ 20	$ (32)	$ –
Accounts receivable	(55)	(22)	(5)
Inventories	(19)	(39)	(6)
Accounts payable and accrued liabilities	15	49	(12)
Income and resource taxes payable	18	(12)	8
Change in non-cash operating working capital	**$ (21)**	**$ (56)**	**$ (15)**

(b) The following tables present additional financial information related to proportionate interests in joint ventures and equity investments.

	Proportionate Interests in Joint Ventures(i)		Equity Investments(ii)	
	2004	2003	2004	2003
Current assets	$ 154	$ 168	$ 20	$ 15
Non-current assets	1,074	877	55	58
Current liabilities	114	95	9	7
Non-current liabilities	717	446	72	71

	Proportionate Interests in Joint Ventures(i)			Equity Investments(ii)		
	2004	2003	2002	2004	2003	2002
Sales	$ 840	$ 668	$ 538	$ 58	$ 51	$ 46
Cost and expenses	596	480	384	44	43	46
Earnings before taxes and other items	244	188	154	14	8	–
Net earnings before effect of change in accounting policy	220	145	131	10	7	2
Net earnings	224	140	123	10	5	2

(i) Includes the Corporation's joint venture interests in the Cortez, Granny Smith (see note 3(c)), Musselwhite, Porcupine (see note 3(d)), Porgera (see note 3(c)), South Deep and Turquoise Ridge mines (see note 3(a)). The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture. The results of Porcupine and Turquoise Ridge are included from July 1, 2002 and December 23, 2003 respectively, when Placer Dome formed the joint ventures.

(ii) Includes the Corporation's equity investments in La Coipa Mine.

(c) Other comprehensive income (loss) comprises:

	Unrealized gains on securities	Cumulative foreign currency translation adjustment	Minimum pension liability adjustment	Unrealized currency derivatives	Unrealized copper derivatives	Total
Closing, December 31, 2001	1	(50)	–	1	–	(48)
Unrealized change	5	–	(14)	3	1	(5)
Tax	–	–	4	(1)	–	3
Closing, December 31, 2002	6	(50)	(10)	3	1	(50)
Unrealized change	6	–	(7)	37	(22)	14
Reclassification to net earnings	–	–	–	–	1	1
Tax	–	–	2	(12)	10	–
Closing, December 31, 2003	12	(50)	(15)	28	(10)	(35)
Unrealized change	–	–	–	13	(35)	(22)
Reclassification to net earnings		34		(14)	16	36
Tax	–	–	–	1	5	6
Closing, December 31, 2004	12	(16)	(15)	28	(24)	(15)

20. Supplementary Information (cont.)

(d) The Consolidated Financial Statements in accordance with Canadian GAAP (in U.S. dollars) are filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings between the U.S. and Canadian basis.

Consolidated Statement of Earnings[i]

Years ended December 31	2004[ii]			2003[ii],[iii]			2002[ii],[iii],[iv]		
	U.S. basis	Adjustments	Cdn. basis	U.S. basis	Adjustments	Cdn. basis	U.S. basis	Adjustments	Cdn. basis
Sales[v]	1,888	58	1,946	1,763	39	1,802	1,209	50	1,259
Cost of sales[vi]	1,149	40	1,189	1,090	24	1,114	698	36	734
Depreciation and depletion	255	21	276	267	27	294	187	27	214
Mine operating earnings	**484**	**(3)**	**481**	**406**	**(12)**	**394**	**324**	**(13)**	**311**
General and administrative	64	–	64	51	–	51	40	–	40
Exploration	77	–	77	76	1	77	52	–	52
Resource development, technology and other	63	–	63	64	–	64	55	–	55
Write-downs of mining assets and restructuring costs	20	–	20	–	–	–	–	–	–
Operating earnings	**260**	**(3)**	**257**	**215**	**(13)**	**202**	**177**	**(13)**	**164**
Non-hedge derivative gains (losses)[vii]	(28)	–	(28)	46	(30)	16	3	(15)	(12)
Investment and other business income[x]	(11)	33	22	(3)	2	(1)	39	1	40
Interest and financing[viii],[ix]	(77)	3	(74)	(65)	11	(54)	(66)	23	(43)
Earnings before taxes and other items	144	33	177	193	(30)	163	153	(4)	149
Income and resource taxes	130	(15)	115	44	2	46	(34)	9	(25)
Equity in earnings of associates[i]	7	(7)	–	7	(7)	–	5	(5)	–
Minority interests	(1)	–	(1)	2	–	2	–	–	–
Change in accounting policy[ii],[iii],[iv]	4	(4)	–	(17)	17	–	(8)	8	–
Net earnings	**284**	**7**	**291**	**229**	**(18)**	**211**	**116**	**8**	**124**
Net earnings per common share	0.68	0.01	0.69	0.56	(0.06)	0.50	0.33	0.02	0.31

(i) The investment in MDO (50%) is in the form of incorporated joint ventures. Under the U.S. basis, MDO is equity accounted for. Under the Canadian basis this joint venture is proportionately consolidated.

(ii) During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(a)). Under the U.S. basis, the cumulative effect of this change through December 31, 2003 recorded in 2004 was an increase to earnings on an after tax basis by $4 million ($0.01 per share). Under the Canadian basis the new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and a decrease to the net earnings in 2003 of $1 million and an increase in earnings in 2002 of $5 million.

(iii) On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, *"Accounting for Asset Retirement Obligations"* (see note 2(a)), and under the Canadian basis, adopted CICA 3110, *"Asset Retirement Obligations"*, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S. basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of 2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 comparative figures with no increase to the net earnings in 2002.

(iv) During the fourth quarter of 2002, Placer Dome changed its accounting policy for US GAAP, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs (note 2(a)). For Canadian GAAP this was applied retroactively.

(v) Of Placer Dome's metals program, the majority related to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception. Under the U.S. basis, in instances where Placer Dome delivers into the contracts prior to the initial delivery date, gains and losses are recognized on delivery. Under the Canadian basis the gains and losses related to these early deliveries are deferred and recognized at the initial intended delivery date.

(vi) Under the U.S. basis, in accordance with SFAS No. 123 *"Accounting for Stock-based Compensation"* ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the Company has, effective January 1, 2003, prospectively early adopted CICA 3870 *"Stock Based Compensation"*, which requires fair value accounting for all stock options issued during the year.

(vii) Under U.S. GAAP and effective January 1, 2004, under Canadian GAAP (with the adoption of Accounting Guideline – *"Hedging Relationships"* ("AcG13") and Emerging Issues Committee 128, *"Accounting for Trading, Speculative or Non-Hedge Derivative Financial Instruments"* ("EIC128")), metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, prior to January 1, 2004, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, prior to January 1, 2004, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative adjustment on January 1, 2004 required on adoption of AcG13 and EIC128 were recorded on the balance sheet, with a corresponding deferred credit, which will be recognized in Sales revenue on the originally intended delivery dates.

(viii) As disclosed in Note 14, Preferred Securities under the U.S. basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under the U.S. basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders' equity.

(ix) In October 2003, Placer Dome issued $230 million of senior convertible debt. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering are allocated between the debt and equity portion using the residual method. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in 2004 was $3 million (2003 – $1 million).

(x) Included in U.S. GAAP investment income in 2004 is a loss of $34 million related to the cumulative translation adjustment recognized on the closure of the Misima mine. Under Canadian GAAP, the cumulative translation adjustment related to Misima mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders' equity. In 1997, under Canadian GAAP, the cumulative translation adjustment was written off as part of the impairment analysis. It is excluded from the analysis under the US basis. Effective January 1, 1991 the Corporation adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation's financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

Five-year Summary[1]

(as at or for the period ended December 31)

(millions of U.S. dollars, except per share amounts or as otherwise indicated)	2004	2003	2002	2001	2000
Net earnings (loss)					
Sales	$ 1,888	$ 1,763	$ 1,209	$ 1,223	$ 1,413
Cost of sales	1,149	1,090	698	705	727
Depreciation and depletion	255	267	187	182	244
Mine operating earnings	484	406	324	336	442
General and administrative	64	51	40	41	43
Exploration	77	76	52	44	56
Resource development, technology and other	63	64	55	56	55
Write-down of Mining assets, interests and restructuring costs	20	–	–	301	377
Operating earnings (loss)	260	215	177	(106)	(89)
Non-hedge derivative gains (losses)	(28)	46	3	(29)	(37)
Investment and other business income (losses)	(11)	(3)	39	42	122
Interest and financing expense	(77)	(65)	(66)	(70)	(75)
Earnings (loss) before taxes and other items	144	193	153	(163)	(79)
Income and resource tax recovery (provision)	130	44	(34)	36	6
Change in accounting policies	4	(17)	(8)	–	(17)
Equity in earnings (loss) of associates	7	7	5	(1)	(4)
Minority interests	(1)	2	–	(5)	2
Net earnings (loss)	**$ 284**	**$ 229**	**$ 116**	**$ (133)**	**$ (92)**
Per common share					
Net earnings (loss)	$ 0.68	$ 0.56	$ 0.33	$ (0.41)	$ (0.28)
Dividends per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10
Weighted average number of common shares outstanding (millions)	**417**	**409**	**349**	**328**	**328**
Financial position					
Cash and short-term investments	$ 1,031	$ 559	$ 544	$ 439	$ 340
Other current assets	605	424	315	262	375
Investments	50	51	53	58	66
Income and resource tax assets	400	230	46	23	75
Goodwill	454	454	430	–	–
Other assets	227	216	153	146	141
Property, plant and equipment; undeveloped mineral properties and deferred stripping	2,777	2,651	2,332	1,683	1,975
Total assets	$ 5,544	$ 4,585	$ 3,873	$ 2,611	$ 2,972
Current liabilities	453	$ 279	$ 568	$ 202	$ 260
Long-term debt and capital leases	1,109	1,179	607	807	843
Reclamation and post-closure obligations	251	225	176	118	114
Deferred credits and other liabilities	302	287	279	74	54
Income and resource tax liabilities	265	216	84	67	188
Shareholders' equity	3,164	2,399	2,159	1,343	1,513
Total liabilities and equity	$ 5,544	**$ 4,585**	**$ 3,873**	**$ 2,611**	**$ 2,972**
Return on shareholders' equity[2]	10%	10%	7%	(9%)	(6%)
Working capital	$ 1,183	$ 704	$ 291	$ 499	$ 455
Long-term debt to total capitalization[3]	**22%**	**27%**	**18%**	**33%**	**31%**
Cash flows –					
Cash from operations	$ 376	$ 297	$ 320	$ 340	$ 343
Investing activities –					
Property, plant and equipment	(340)	(213)	(127)	(192)	(142)
Investment acquisitions	–	(253)	(47)	–	–
Other	12	15	20	15	35
Financing activities –					
Short and long-term debt, net	78	181	(34)	(34)	(62)
Shares issued, net of issue costs and redemptions	492	30	19	11	1
Dividends	(41)	(44)	(47)	(38)	(35)
Increase in cash and cash equivalents	$ 467	$ 13	$ 104	$ 102	$ 140

(Notes: refer to the accompanying notes to this table)

Five-year Summary[1]

Notes to Five-year Financial Summary

1. Amounts in this table reflect the following significant transactions:
   - (i) The Getchell mine in the U.S. temporarily suspended operations in July 1999. The mine was subsequently written off in 2001.
   - (ii) In the fourth quarter of 2000, Placer Dome adopted Staff Accounting Bulletin No. 101, "Revenue Recognition" with retroactive application to January 1, 2000, and recorded a charge of $17 million (net of income taxes of $5 million) related to prior year's gold earnings. The adjustment resulted from the U.S. Securities and Exchange Commission's clarification of their view on when gold is considered to be in a saleable form.
   - (iii) In December 2000, CMZ completed the sale of some of its water rights for a sum of $135 million receivable in 15 equal annual installments commencing July 1, 2001. This resulted in a gain of million ($49 million after tax).
   - (iv) In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan at then current gold prices that would recover the carrying value of the asset.
   - (v) On October 22, 2002, Placer Dome gained control of AurionGold Limited, by issuing 77,934,094 shares and cash of $63 million. This increases the Corporation's ownership in Granny Smith and Porgera Mines to 100% and 75% from 60% and 50% respectively as well as adding the Henty, Kalgoorlie West and Kanowna Bell mines to the company's holdings.
   - (vi) Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross' Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.
   - (vii) During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share).
   - (viii) On January 1, 2003, Placer Dome adopted a new accounting standard *"Accounting for Asset Retirement Obligations"* which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. The cumulative non-cash effect of the change through January 1, 2003, which was booked in the first quarter was a $17 million ($0.04 per share) charge to net earnings.
   - (ix) On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares, on a fully diluted basis, of East African Gold for $225 million. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania.
   - (x) On December 23, 2003, Placer Dome entered into a joint venture agreement with Newmont Mining Corporation ("Newmont") at Turquoise Ridge. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge and Getchell deposits.
   - (xi) During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after tax basis by $4 million ($0.01 per share).
   - (xii) Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess or the carrying value over the residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis for 2003 by $10 million ($0.02 per share).
   - (xiii) During the fourth quarter of 2004, Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. The net proceeds from the offering were $451,668,250, and will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.
2. Comprises net earnings (loss) divided by the average shareholders' equity for each year.
3. Total capitalization comprises long-term debt and other non-current liabilities, deferred income and resource taxes, minority interests in subsidiaries and shareholders' equity.
4. See notes 17 and 18 to the Consolidated Financial Statements for information concerning certain commitments and contingencies at December 31, 2004.

Operating Summary

(for the period ended December 31)

Results of the Corporation, its subsidiaries and a pro-rata share of joint ventures	2004	2003	2002	2001	2000
Production –					
Gold (thousands of ozs)					
Consolidated	3,571	3,785	2,756	2,776	3,024
Placer Dome's share	3,652	3,861	2,823	2,756	2,984
Copper (millions of lbs)					
Consolidated	413	425	427	417	430
Placer Dome's share	413	425	427	417	430
Average selling price realized –					
Gold ($/oz)					
Placer Dome's share	391	380	342	326	346
Average cash production cost –					
Gold ($/oz)					
Consolidated	241	219	176	173	171
Placer Dome's share	240	218	178	175	172

Board Overview

Robert M. Franklin
Willowdale, Ontario, Canada
President, Signalta Capital Corporation (investment firm)
Director since: 1987
Age: 58
Non-executive Chairman of the Board (since 1993)
Member – Corporate Governance Committee
Safety and Sustainability Committee
Human Resources and Compensation Committee

G. Bernard Coulombe
Asbestos, Quebec, Canada
President and CEO, Mine Jeffrey Inc. (producer of chrysotile asbestos fibres)
Director since: 1994
Age: 63
Member – Corporate Governance Committee
Safety and Sustainability Committee

John W. Crow
Toronto, Ontario, Canada
President, J&R Crow Inc.
(economic and financial consultants)
Director since: 1999
Age: 68
Chair – Audit Committee

Graham Farquharson
Toronto, Ontario, Canada
President, Strathcona Mineral Services Limited (mining industry consulting company)
Director since: 1999
Age: 64
Chair – Human Resources and Compensation Committee

David S. Karpin
Toorak, Australia
Company Director and Consultant
Director since: 1998
Age: 62
Chair – Corporate Governance Committee
Member – Audit Committee

Alan R. McFarland
New York, New York, USA
Managing Member, McFarland Dewey & Co., LLC (investment bankers)
Director since: 1987
Age: 62
Member – Audit Committee
Human Resources and Compensation Committee

Edythe A. (Dee) Parkinson-Marcoux
Gibsons, British Columbia, Canada
Consultant
Director since: 1997
Age: 56
Chair – Safety and Sustainability Committee

Vernon F. Taylor III
Oak Creek, Colorado, USA
Vice-Chairman, Optigas Inc. and Partner, The Chart Group, L.P. (investment bankers)
Director since: 1987
Age: 57
Member – Corporate Governance Committee
Safety and Sustainability Committee

Peter W. Tomsett
West Vancouver, British Columbia, Canada
President and Chief Executive Officer, Placer Dome
Director since: 2004
Age: 47

William G. Wilson
Dublin, County Dublin, Ireland
Chairman, Dundee Precious Metals Inc. *(gold and precious metals mining company)*
Director since: 1993
Age: 69
Member – Audit Committee
Human Resources and Compensation Committee

Chairman Emeritus
FRASER M. FELL
Toronto, Canada

Directors Emeriti
ALBERT E. GAZZARD
Sydney, Australia

ALFRED POWIS
Toronto, Canada

H. RICHARD WHITTALL
Vancouver, Canada

The independent Directors of Placer Dome's Board may be contacted by writing to the Chairman of the Board at the Vancouver head office address.

Placer Dome's Board is currently made up of 10 directors, who are elected by Placer Dome's shareholders. Nine of the 10 directors are independent of management, with Peter Tomsett, President and CEO of Placer Dome, being the exception. The Board is responsible for the stewardship of the business, which it does directly and through four standing committees outlined below. The Board delegates day-to-day management of Placer Dome to its senior officers. For a more detailed overview of the Board, its mandate and longer biographies of its members, please go to *www.placerdome.com/board*.

Audit Committee – responsible for oversight of the external auditors, the internal auditors and the monitoring of audits, reviews of accounting principles and practices, monitoring of internal controls and monitoring of Placer Dome's financial disclosures and financial matters.

Corporate Governance Committee – responsible for overseeing and assessing the functioning of the Board and the committees of the Board as well as developing, implementing and assessing effective corporate governance principles. Also responsible for managing the process to identify potential Board candidates.

Human Resources and Compensation Committee – assists in discharging the Board's oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior management employees, and particularly the Chief Executive Officer. Also responsible for producing an annual report on executive compensation for inclusion in the Company's annual proxy circular.

Safety and Sustainability Committee - responsible for the Board's oversight duties relating to the management of health, safety and sustainability, including reviewing and recommending to the Board for approval Placer Dome's Health and Safety Charter and Sustainability Policy.

Shareholder Information

Market Information

Placer Dome's common shares are listed on the New York Stock Exchange in the U.S., the Toronto Stock Exchange in Canada, the Australian Stock Exchange in Australia, Euronext – Paris in France and the Swiss Exchange in Switzerland. The common shares are listed under the stock symbol PDG.

International Depositary Receipts representing the common shares are listed on Euronext – Brussels in Belgium.

Electronic trading of common shares in Australia has been facilitated through CHESS Depository Instruments (CDIs), which are units of beneficial ownership held by CHESS Depositories Nominees Pty. Ltd. (CDN). CDN is a wholly owned subsidiary of the Australian Stock Exchange. The main difference between CDIs and common shares is that the holder of CDIs has beneficial ownership of the underlying common shares instead of legal title, which is held instead by CDN. The common shares are registered in the name of CDN and held in trust by CDN for the benefit of the CDI holder.

Trading Price and Volume

The Toronto Stock Exchange and the New York Stock Exchange are the principal exchanges on which Placer Dome's common shares are traded. Placer Dome's home exchange is the Toronto Stock Exchange, which is almost exclusively regulated in accordance with the laws and rules of Canada. Shown below are high and low sale prices for 2003 and 2004.

NYSE Statement of Significant Corporate Governance Differences

There is one significant corporate governance difference between Placer Dome's governance practices and the New York Stock Exchange corporate governance listing standards. The New York Stock Exchange corporate governance listing standards requires shareholder approval of all equity compensation plans and material revisions, including compensation plans which rely on securities reacquired on the open market at fair value for the purpose of redistribution to employees and directors. The Toronto Stock Exchange rules do not require shareholder approval for equity compensation plans that do not involve the issuance or potential issuance of securities from treasury. Plans that do involve the issuance or potential issuance of securities from treasury require shareholder approval under Toronto Stock Exchange rules, and must have a maximum number of securities issuable, either as a fixed number or fixed percentage of Placer Dome's outstanding securities. Such plans are also subject to shareholder approval every three years, unless there is a fixed maximum number of securities issuable. Where a plan provides for a procedure for amendments, shareholder approval may not be required for amendments except in certain circumstances, such as where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

Placer Dome filed with the SEC, as an exhibit to its most recently filed Form 40-F, the Sarbanes-Oxley Act Section 302 certification.

	2004			2003		
	High ($C)	Low ($C)	Volume (000s)	High ($C)	Low ($C)	Volume (000s)
Toronto Stock Exchange						
First quarter	24.50	20.35	122,624	18.84	12.75	192,105
Second quarter	23.98	17.95	114,840	17.01	13.50	124,044
Third quarter	25.24	19.75	95,113	19.85	15.90	134,240
Fourth quarter	28.24	22.10	121,467	24.36	17.54	135,927
	High ($US)	Low ($US)	Volume (000s)	High ($US)	Low ($US)	Volume (000s)
New York Stock Exchange						
First quarter	19.22	15.21	115,641	12.08	8.71	116,225
Second quarter	18.34	12.89	101,363	12.70	9.10	84,273
Third quarter	19.99	14.77	77,224	14.65	11.38	94,586
Fourth quarter	23.67	18.12	108,651	18.71	13.19	119,739

Shareholder Information

Shareholder Enquiries

All enquires related to change of address, dividend payments, stock certificates, account statements and estate transfers, please contact:

CIBC Mellon Trust Company
Corporate Trust Services
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9

Toll-free calls (from Canada
and the U.S., except Alaska
and Hawaii): 1 800 387 0825
Tel: 416 643 5500
Collect calls accepted
Fax: 416 643 2008
Website: www.cibcmellon.com
e-mail: inquiries@cibcmellon.com

Enquiries about CHESS certificates:
ASX Perpetual Registrars
Sydney, Australia
Tel: 02 8280 7111
Website: www.asxperpetual.com.au
e-mail: registrar@asxperpetual.com.au

Auditors

Ernst & Young LLP
Chartered Accountants
Vancouver, British Columbia
Canada

Investor Relations Enquiries

Toll-free in North America
1 800 565 5815
Collect calls accepted
604 682 7082
email: investor_relations@placerdome.com

Annual Meeting

The 2005 Annual Meeting of shareholders will be held on Wednesday, April 27, 2005 at 10:00 a.m. (PDT) at the Vancouver Convention and Exhibition Centre, Vancouver, British Columbia, Canada.

Shareholders

On February 23, 2005, Placer Dome had 14,858 registered shareholders of record. The company's articles and by-laws contain no restrictions on the right to hold or vote common shares. There are no government laws, decrees or regulations in Canada which restrict the export or import of capital (including foreign exchange controls), or which affect the remittance of dividends or other payments to non-resident shareholders, subject to applicable withholding taxes discussed below.

Dividends

A dividend of $0.05 per share was paid in April and September 2004. A dividend of $0.05 per share was declared on February 23, 2005 payable on April 11, 2005 to shareholders of record as at March 11, 2005.

Dividends are declared in U.S. dollars. Shareholders with addresses in Canada and Australia are currently paid the equivalent amount in Canadian and Australian dollars. Cash dividends paid to non-residents of Canada are generally subject to Canadian withholding tax at the rate of 25%. Subject to certain filing requirements, under the terms of tax conventions, shareholders resident in the U.S. and Australia are subject to withholding tax of 15%.

The decision to pay dividends and the amount thereof is at the discretion of the Board of Directors and is governed by applicable law and such factors as earnings, capital requirements and the company's operating and financial condition.

Corporate Directory

Regional Offices

AUSTRALIA
Rams House, Level 2
189 Coronation Drive
(GPO Box 465, Brisbane 4001)
Milton, Queensland Australia 4064
Tel: 61 7 3510 6700
Fax: 61 7 3150 6740

CANADA
PO Box 108
Suite 3201
130 Adelaide Street West
Toronto, Ontario Canada M5H 3P5
Tel: 416 363 0306
Fax: 416 363 5950

CHILE
Av. Gertrudis Echeñique 30
14th Floor Torre Las Condes
Las Condes, Santiago, Chile
Tel: 56 2 370 5500
Fax: 56 2 228 0299

PAPUA NEW GUINEA
2nd Floor, The Lodge
Bampton Street
PO Box 851 Port Moresby
Papua New Guinea
Tel: 675 322 4800
Fax: 675 322 4824

SOUTH AFRICA
First Floor, Block C
Pellmeadow Office Park
60 Civin Drive
Essexwold, Bedfordview 2007
South Africa
Tel: 27 11 453 1400
Fax: 27 11 453 1500

TANZANIA
4th Floor, Julius Nyerere
Pension Tower
NSSF Building,
corner Bibi Titi Mohamed St.
and Morogoro Rd.
PO Box 71579
Dar es Salaam
Tanzania
Tel: 255 22 212 3126
Fax: 255 22 212 3139

U.S.
Suite 2310, 1125-17th Street
Denver, Colorado
USA 80202
Tel: 303 675 0055
Fax: 303 675 0707

Executive Officers

PETER W. TOMSETT
President and Chief Executive Officer

PHIL A. DAVIS
Executive Vice-President, Organization Development

KEITH D. FERGUSON
Vice-President, Safety and Sustainability

TONY S. GIARDINI
Vice-President and Treasurer

GEOFFREY A. HANDLEY
Executive Vice-President, Strategic Development

WILLIAM M. HAYES
Executive Vice-President, Project Development and Corporate Relations

REX J. McLENNAN
Executive Vice-President and Chief Financial Officer

BRUCE B. NICOL
Vice-President and Controller

J. DONALD ROSE
Executive Vice-President, Secretary and General Counsel

EVERT VAN DEN BRAND
Executive Vice-President, Operations

Head Office

Suite 1600, Bentall IV
1055 Dunsmuir Street
PO Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Tel: 604 682 7082
Fax: 604 682 7092



Front Cover Photo

This year's annual report is about the value of gold, and the many places you will find gold in our company. Gold can be found in our reserves and resources, but its value is also in our people, our results, and our plan to deliver sustainable, long-term growth.

This year's cover photo features a tiny fleck of gold from our 51%-owned Porcupine mine in northern Ontario, Canada, where our team of 600 employees produce 400,000 ounces of gold per year.

The photo also features the hand of long-time Placer Dome employee Harry Kennedy. Harry joined the company in 1990 as Maintenance Supervisor at the Detour Lake mine. Today Harry works as the Maintenance Services Supervisor at the Porcupine mine, looking after the welding, machinery and light vehicle shops as well as shaft maintenance.

Harry is 51 and an outdoor enthusiast who enjoys biking, fishing and camping with his family in the Timmins area.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" that were based on Placer Dome's expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome's business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome's mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

- uncertainties and costs related to Placer Dome's exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;
- uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;
- uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
- uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;
- uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;
- uncertainties related to unexpected judicial or regulatory proceedings;
- changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
  - mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
  - expected effective future tax rates in jurisdictions in which our operations are located;
  - the protection of the health and safety of mine workers; and
  - mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
- changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand and Chilean peso;
- the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;
- geopolitical uncertainty and political and economic instability in the countries in which we operate; and
- labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome's actual results, performance, achievements or financial position is contained in "Risks and Uncertainties" in the Management's Discussion and Analysis section and elsewhere in this annual report, and other filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Throughout this report, all amounts are in U.S. currency and based on U.S. GAAP. Reference to future dollar amounts in 2004 represent nominal dollars, where as dollar amounts in 2005 and beyond represent constant or uninflated dollars.



Suite 1600, Bentall IV
1055 Dunsmuir Street
P.O. Box 49330 Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Tel: 604.682.7082
Toll free: 800.565.5815
Fax: 604.682.7092

www.placerdome.com



Cover and pages 1-20 were printed on elemental chlorine-free paper with 10% recycled content.
Pages 21-92 were printed on processed chlorine-free, 100% post-consumer waste paper. By using these papers, 211 trees, 79,762 litres of water and 27,483 kilowatt hours of electricity (enough to sustain the average U.S. home for nearly 2.9 years) were saved. The use of this paper also prevented 8,686 kilograms of solid waste from going to landfills and 15,790 kilograms of greenhouse gases from being released to the atmosphere.